This Draft Registration Statement is confidentially submitted to the U.S. Securities and Exchange Commission on January 31, 2023 and is not being filed under the Securities Act of 1933, as amended.

Registration No. [●]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RAYTECH HOLDING LIMITED

(Exact name of registrant as specified in its charter)

British Virgin Islands	3630	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Unit 609, 6/F, Nan Fung Commercial Centre,

No.19 Lam Lok Street, Kowloon Bay, Hong Kong

Tel: +852 2117 0236

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Puglisi & Associates

850 Library Ave., Suite 204

Newark, Delaware 19711

Telephone: (302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Arila Er Zhou, Esq. Anna Jinhua Wang, Esq. Robinson & Cole LLP Chrysler East Building 666 Third Avenue, 20th floor New York, NY 10017 Tel: (212) 451-2908	Joan Wu, Esq. Hunter Taubman Fischer & Li, LLC 950 Third Avenue, 19th Floor New York, NY 10022 Tel: (212) 530-2208

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Preliminary Prospectus	SUBJECT TO COMPLETION, DATED January 31, 2023

$[●] of Ordinary Shares

RAYTECH HOLDING LIMITED

This is a firm commitment initial public offering of $[●] of ordinary shares of Raytech Holding Limited (the “Company” or “Raytech Holding”, and when referring to the consolidated company including the Company’s subsidiaries, “we”, “us”), par value $1.00 per share (“Ordinary Shares”). The estimated initial public offering price for the Ordinary Shares in the offering is expected to be between $[●] and $[●] per Ordinary Share.

Raytech Holding will reserve the symbol “RAY” for the purpose of listing its Ordinary Shares on the Nasdaq Capital Market. This offering is contingent upon the final approval from Nasdaq for the listing of Raytech Holding’s Ordinary Shares on Nasdaq Capital Market. Raytech Holding will not proceed to consummate this offering if Nasdaq denies its listing application. However, there can be no guarantee or assurance that the offering will be closed and Raytech Holding’s Ordinary Shares will be approved for trading on the Nasdaq Capital Market.

Investing in Raytech Holding’s Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 25 of this prospectus to read about factors you should consider before buying Raytech Holding’s Ordinary Shares.

Upon the completion of this offering, Raytech Holding will have [●] Ordinary Shares issued and outstanding. Each Ordinary Share is entitled to one vote. Raytech Holding’s Chief Executive Officer and Chairman, Mr. Tim Hoi Ching, will beneficially own [●] Ordinary Shares, representing [●]% of the total voting power of Raytech Holding’s issued and outstanding share capital immediately following the completing of this offering. As such, Mr. Ching will control matters subject to a vote by Raytech Holding’s shareholders, and Raytech Holding will be a “controlled company” as defined under the Nasdaq Stock Market Rules. As a “controlled company,” Raytech Holding is permitted to elect not to comply with certain corporate governance requirements. Although Raytech Holding currently does not intend to rely on the “controlled company” exemption for at least one year after the initial public offering, it may elect to rely on this exemption in the future. If Raytech Holding relies on these exemptions in the future, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Prospectus Summary — Implications of Being a Controlled Company” on page 19 for additional information.

Raytech Holding is a holding company incorporated in the British Virgin Islands (“BVI”). As a holding company with no material operations, Raytech Holding’s operations are conducted by its wholly-owned subsidiary, Pure Beauty Manufacturing Company Limited (“Pure Beauty”), in Hong Kong, a special administrative region of the People’s Republic of China (the “PRC”). This is an offering of the Ordinary Shares of Raytech Holding, the holding company incorporated in BVI, instead of shares of Pure Beauty, Raytech Holding’s operating entity in Hong Kong. You may never directly hold any equity interest in Raytech Holding’s operating entity.

We are not based in mainland China and do not have operations or generate revenue in mainland China, except that the manufacturers that manufacture our products are located in mainland China. We currently do not have or intend to set up any subsidiary in mainland China, and do not foresee the need to enter into any contractual arrangements with a variable interest entity (“VIE”) to establish a VIE structure in mainland China. For the fiscal years ended March 31, 2022, and 2021, we generated all our revenues from Hong Kong. Pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

However, in light of the PRC government’s recent expansion of authority in Hong Kong, we may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong, and it is possible that all the legal and operational risks associated with being based in and having operations in mainland China may also apply to operations in Hong Kong in the future. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like Raytech Holding. Such governmental actions, if and when they occur: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or completely hinder our ability to offer or continue to offer Raytech Holding’s Ordinary Shares to investors; and (iii) may cause the value of Raytech Holding’s Ordinary Shares to significantly decline or become worthless.

We are also aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland Chinese companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. In addition, due to long arm provisions under the current laws and regulations of mainland China, there remains regulatory uncertainty with respect to whether in the future we will be required to obtain permissions or approvals from the authorities of mainland China to operate our business or to list Raytech Holding’s securities on the U.S. exchanges and offer securities.

As advised by Raytech Holding’s legal counsel of mainland China (“PRC Counsel”), Han Kun Law Offices, as of the date of this prospectus, on the basis that (i) we currently do not have or intend to set up any subsidiary or VIE structure in mainland China, (ii) we do not have any business operations in mainland China, except that we collaborate with manufacturers located in mainland China to manufacture our products, (iii) none of our clients are located in mainland China, and (iv) we possess personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (iv) only, including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, we believe, we are currently not required to obtain any permission or approval from the governmental authorities of mainland China to operate our business or to list Raytech Holding’s securities on the U.S. exchanges and offer securities, nor have we been denied of any permissions or approvals from the authorities of mainland China; specifically, we are currently not required to obtain any permission or approval from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other governmental authority of mainland China to operate our business or to list Raytech Holding’s securities on a U.S. securities exchange or issue securities to foreign investors.

Based on the foregoing, we do not currently expect the laws and regulations of mainland China to have any material impact on our business, financial conditions or results of operations and we are currently not subject to the government of mainland China’s direct influence or discretion over the manner in which we conduct our business activities outside of mainland China. Furthermore, Han Kun Law Offices LLP, Raytech Holding’s Hong Kong counsel, has advised Raytech Holding that, as of the date of this prospectus, Raytech Holding is not required to obtain any permission or approval from the governmental authorities of Hong Kong to list on the U.S. exchanges and offer securities and we have obtained all necessary licenses, permissions or approvals including the business registration certificate from the governmental authorities of Hong Kong to operate our business and to the best of our knowledge, no license, permission or approval has been denied.

Nevertheless, if we (i) do not receive or maintain such permissions or approvals, should such permissions or approvals be required in the future by the government of mainland China or Hong Kong, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may be unable to obtain such permissions or approvals in a timely manner, or at all, and may face regulatory actions or other sanctions from the CSRC, the CAC or other PRC or Hong Kong regulatory authorities if we fail to fully comply with any new regulatory requirements. Consequently, our operations and financial condition could be materially adversely affected, and Raytech Holding’s ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government intervenes or influences operations of companies operated in Hong Kong like us, or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers like us, it may result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Ordinary Shares to significantly decline or become worthless. See “Risk Factors - Risks Related to Our Corporate Structure” beginning on page 35 and “Risk Factors — Risks Related to Doing Business in Hong Kong” beginning on page 38 of this prospectus for more information.

In addition, Raytech Holding’s Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter market under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect Raytech Holding’s auditors for three consecutive years. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) mainland China of the PRC, and (ii) Hong Kong; and such report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong (the “Statement of Protocol”). Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Raytech Holding’s auditor, WWC, P.C., is headquartered in San Mateo, California, and has been inspected by the PCAOB on a regular basis. Raytech Holding’s auditor is not headquartered in mainland China or Hong Kong and was not identified in the Determination Report as a firm subject to the PCAOB’s determinations. Raytech Holding’s auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Raytech Holding’s auditor’s compliance with the applicable professional standards with the last inspection in December 2021. Notwithstanding the foregoing, in the event that, in the future, the PCAOB determines that it is not able to fully conduct inspections of Raytech Holding’s auditor for three consecutive years beginning in 2022, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, trading of its securities on a national securities exchange or in the over-the counter market may be prohibited under the HFCA Act and Raytech Holding’s access to the U.S. capital markets may be limited or restricted. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with the PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. The delisting of Raytech Holding’s Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Risk Factors — Risks Related to Raytech Holding’s Ordinary Shares and This Offering - Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in Raytech Holding’s securities may be prohibited under the HFCA Act if the SEC subsequently determines Raytech Holding’s audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist Raytech Holding’s securities. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.” on page 46 and “The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to Raytech Holding’s offering, share price and our business operations and reputation.” on page 48 of this prospectus for more information.

Save for a BVI company meeting the solvency test set out in section 56 of the BVI Act, Raytech Holding is permitted under the laws of BVI to provide funding to its subsidiary Pure Beauty through loans or capital contributions without restrictions on the amount of the funds. Save for a BVI company meeting the solvency test set out in section 56 of the BVI Act, there are no restrictions or limitation under the laws of BVI on Raytech Holding’s ability to distribute earnings from its businesses, including subsidiary, to the U.S. investors. Pure Beauty is permitted under the laws of Hong Kong to provide funding to Raytech Holding through dividend distribution without restrictions on the amount of the funds. Both Raytech Holding and Pure Beauty currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Neither Raytech Holding or its subsidiary has any dividend payout policy, and each entity needs to comply with applicable law or regulations with respect to transfer of funds, dividends and distributions with other entities. Any future determination related to Raytech Holding’s dividend policy will be made at the discretion of Raytech Holding’s board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. As of the date of this prospectus, Pure Beauty has distributed dividends as follows: on December 31, 2021, Pure Beauty declared a per share dividend of HKD155.80 (US$20) to its then sole shareholder, Mr. Ching, which was paid in full in a total amount of HKD1,558,000 (US$198,915) to the shareholder on January 21, 2022. If Raytech Holding determines to pay dividends on any of its Ordinary Shares in the future, as a holding company, Raytech Holding will be dependent on receipt of funds from Pure Beauty. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by Raytech Holding’s Hong Kong subsidiary, Pure Beauty. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong. See “Dividend Policy” on page 59 and “Risk Factors – Risks Related to Our Corporate Structure – Raytech Holding may rely on dividends and other distributions on equity paid by its subsidiary to fund any cash and financing requirements it may have, and any limitation on the ability of its subsidiary to make payments to it could have a material adverse effect on Raytech Holding’s ability to conduct its business.” on page 35 of this prospectus for more information.

Raytech Holding is an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. See “Risk Factors” and “Prospectus Summary— Implications of Raytech Holding’s Being an Emerging Growth Company” on pages 25 and 18, respectively.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price(1)	$	$
Underwriter discounts(2)	$	$
Proceeds to Raytech Holding, before expenses(3)	$	$

(1)	Initial public offering price per share is assumed as $[●] per share, which is the midpoint of the range set forth on the cover page of this prospectus. For more information, see “Underwriting” beginning on page 122 of this prospectus.

(2)	Raytech Holding has agreed to reimburse the underwriter for certain expenses. See the section titled “Underwriting” beginning on page 122 of this prospectus for additional disclosure regarding underwriter compensation and offering expenses.

(3)	Raytech Holding expects its cash expenses for this offering (including cash expenses payable to its underwriter for the underwriter’s out-of-pocket expenses) not to exceed $[●], exclusive of the above discounts. For a detailed description of the compensation to be received by the underwriter, see “Underwriting” beginning on page 122 of this prospectus.

This offering is being conducted on a firm commitment basis. The underwriter is obligated to take and pay for all of the Ordinary Shares if any such Ordinary Shares are taken. Assuming an offering price of $[●] per Ordinary Share, which is the midpoint of the range set forth on the cover page of this prospectus, the total gross proceeds to Raytech Holding, before underwriting discounts and expenses, will be $[●].

The underwriter expects to deliver the shares to purchasers in the offering on or about [●], 2023.

Raytech Holding may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

Univest Securities, LLC

Prospectus dated [●], 2023

Raytech Holding and the underwriter have not authorized any person to give you any supplemental information or to make any representations for Raytech Holding. You should not assume that the information contained in this prospectus or any prospectus supplement are accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus or of any sale of the shares. This prospectus is an offer to sell only the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. Raytech Holding is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information in this registration statement is not complete and is subject to change. No person should rely on the information contained in this document for any purpose other than participating in Raytech Holding’s proposed offering, and only prospectus dated hereof, is authorized by Raytech Holding to be used in connection with our proposed offering. The preliminary prospectus will only be distributed by Raytech Holding and no other person has been authorized by Raytech Holding to use this document to offer or sell any of Raytech Holding’s securities.

Until [●], 2023 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

COMMONLY USED DEFINED TERMS

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“we”, or “us” in this prospectus are to Raytech Holding Limited, a British Virgin Islands company and its subsidiary, Pure Beauty Manufacturing Company Limited, a company incorporated under the laws of Hong Kong, unless the context otherwise indicates;

●	“BVI” are to the “British Virgin Islands”;

●	“BVI Act” are to the BVI Business Companies Act (Law Revision 2020) (as amended);

●	“China” or the “PRC” are to the People’s Republic of China;

●	the “Company” or “Raytech Holding” are to Raytech Holding Limited, a BVI company;

●	“mainland China” are to the mainland of the People’s Republic of China excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

●	“Pure Beauty” are to Pure Beauty Manufacturing Company Limited, a company incorporated under the laws of Hong Kong with limited liability on April 15, 2013;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this prospectus only;

●	“HKD” or “HK Dollar” are to the legal currency of Hong Kong;

●	“$,” “dollars,” “US$” or “U.S. dollars” are to the legal currency of the United States;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States; and

●	“shares” or “Ordinary Shares” are to the ordinary shares of Raytech Holding Limited, par value $1.00 per share.

Raytech Holding does not have any material operations of its own and Raytech Holding is a holding company with operations conducted in Hong Kong through its Hong Kong subsidiary Pure Beauty, using Hong Kong dollars, the currency of Hong Kong. Raytech Holding’s reporting currency is Hong Kong dollars. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. All translations of Hong Kong dollars are calculated at the rate of US$1.00=HKD7.8325 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2022. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, Raytech Holding urges you to read the entire prospectus carefully, especially the risks of investing in Raytech Holding’s Ordinary Shares, discussed under “Risk Factors” before deciding whether to buy Raytech Holding’s Ordinary Shares.

Business Overview

Leveraging our expertise in personal care electrical appliance industry, we aim to promote consumer lifestyles and drive the awareness of personal grooming. Through Pure Beauty, we principally engage in the sourcing and wholesaling of personal care electrical appliances for international brand owners. We also provide product design and development collaboration as a value-added service for our customers. Our customers are brand owners of personal care electrical appliances who market and sell their personal care electrical appliances products to end consumers. Commencing our operation in 2013, we have accumulated over 9 years of experience in the industry.

Our Products

Over years of operation, we have sourced and wholesaled a wide range of personal care electrical appliances, which can be broadly classified into five major categories: (i) hair styling series, including hair dryer, hair straightener and curling iron; (ii) trimmer series, including facial shaver, nose trimmer and eyebrow trimmers; (iii) neck care series; (iv) nail care series; and (v) other personal care appliance series, including eyelash curler, facial brushes, electric cosmetic brush cleaners, and callus removers. In particular, we are specialized in sourcing and wholesaling hair dryers within our hair styling series which primarily include salon-type hair protection and styling functions or compact design for travel. See “Business – Business Overview – Product Sourcing and Wholesaling” on page 87 of this prospectus.

Hair styling series:

Our sale of hair styling series constituted 38% and 36% of our total revenue for the years ended March 31, 2022 and 2021, respectively. Approximately 66% and 57% of our sale of hair styling series for the years ended March 31, 2022 and 2021, respectively, was derived from the sale of hair dryers.

Our sale of hair styling series constituted 65% and 32% of our total revenue for the six months ended September 30, 2022 and 2021, respectively. Approximately 52% and 81% of our sale of hair styling series for the six months ended September 30, 2022 and 2021, respectively, was derived from the sale of hair dryers.

Major features of the salon-styled hair dryers that we have designed include:

Negative ion technology	Help eliminate frizzy hair

Scirocco fan	Allows to thoroughly dry hair from the roots

Removable filter	Washable for easy daily cleaning and detachable for preventing dust and hair from blocking the blades

Compact size and lightweight	Handy for travel and home use

Our sale of hair straightener represented 14% and 37% of our sale of hair styling series for the years ended March 31, 2022 and 2021, respectively, as well as 28% and 13% of our sale of hair styling series for the six months ended September 30, 2022 and 2021, respectively. We have focused on designing hair straightener in compact size with quick USB charging for travel and home use.

Trimmer series:

Designed with compact size and equipped with 2-way head of face shaver and nose hair trimmer on each side, washable components, the 2-in-1 face shaver and nose trimmer sets are more popular than the face shaver and nose trimmer as two separate products.

For the years ended March 31, 2022 and 2021, 22% and 35% of our revenue related to the sale of trimmer series. Approximately 69% of our trimmer series sold in both years ended March 31, 2022 and 2021 are 2-in-1 face shaver and nose trimmer sets. For the six months ended September 30, 2022 and 2021, we recorded 20% and 19% of our total revenue from the sale of trimmer series, of which roughly 64% and 68%, respectively, pertained to the sale of face shaver and nose trimmer sets.

Neck care series:

Our neck care series primarily include neck cooler which was launched in summer 2021. Neck cooler is designed for outdoor activities in the summer to cool down body temperature and prevent heat stroke. It is silent, light-weight, and designed for comfort and easy carrying. It is also adjustable for various neck sizes and has different cooling speed modes. This product category experiences seasonality with higher sales during the summer time.

Nail care series:

Our nail care series is composed of electrical nail polisher. This series contributed 7% and 14%, respectively, to our total revenue for the years ended March 31, 2022 and 2021. For the six months ended September 30, 2022 and 2021, approximately 4% and 6%, respectively, of our total revenue derived from this series.

Other personal care appliance series:

Our other personal care appliance series comprises eyelash curler, heat cutter, reset brush, callus removers, body and facial brush and handheld fan. Eyelash curler is designed with 2-way comb either to increase the eyelash volume or to enhance panoramic appearance. The professionally designed curved comb brush head fits the curve of upper and lower eyelashes to create natural curls.

We generated approximately 18% and 15% of our total revenue from this series for the years ended March 31, 2022 and 2021, respectively. Eyelash curlers represented 23% and 26% of the sale of our other personal care appliance series for the years ended March 31, 2022 and 2021, respectively. For the six months ended September 30, 2022 and 2021, our revenue from other personal care appliance series was 12% and 14%, respectively, of our total revenue, of which about 18% and 25%, respectively, derived from the sale of eyelash curlers.

Product Sourcing and Wholesaling

We are experienced in design and development in the personal care electrical appliance industry. Our research and development team consists of 2 full-time employees with aggregated experience of at least 15 years of industry experience in electrical appliances engineering and supply chain management. We serve our customers through sourcing or arranging the production process of personal care electrical appliance products to the manufacturers. Besides, leveraging our strong design and development capabilities and our experience in anticipating consumer preference, we are able to provide technical recommendations and solutions to or assist our customers in the design and development of the personal care electrical appliance products that meet the needs of our customers. Riding on our extensive experience and product development capability, we continue to expand and strengthen our market position and plan to explore oral care electrical appliance series for the international brand owners.

Our product sourcing service is summarized as follows: our sales and marketing team first receives an order from our customer who requests our expertise to examine and advise on the design and manufacturing feasibility of a product sample or design prototype of a product prepared by the customer. We forward the sample or design prototype to a manufacturer who performs a feasibility assessment of the design, specification, materials required, type of engineering and required technology and packaging of the product sample or design prototype provided by the customer. As an auxiliary service, we may suggest modifications to the design, specification, materials to be used, technology and packaging to the customer, or, as requested by our customer, may jointly design and develop the products with our customer in accordance with the requirement, standard and narrative of our customer. Upon the completion of the assessment and receipt of acceptance of the modifications from the customer, our marketing and operation team provides a price quotation to the customer. Once the quotation is accepted by the customer, we forward the finalized design, specification and customer’s requests to the manufacturer and arrange a manufacturing schedule for producing a sample at the manufacturer’s facility. The manufacturer performs an initial evaluation and quality testing on the sample of the finished product. We then provide the tested sample of the finished product to our customer. Upon the acceptance of the sample of the finished product by the customer’s quality control team, we will arrange a manufacturing schedule with the manufacturer for a mass production. After the mass production is completed, our shipping team confirms the shipping destination with our customer, arranges the shipping documents and forwards the instructions to the manufacturer who fulfills the shipment of the finished product to the customer’s destination as instructed.

We bear the costs and risks of forwarding the sample or design prototype to a manufacturer, providing suggestions for modifications of product design, sending the tested sample of the finished product to our customer and shipping delay that is otherwise caused by other parties rather than the manufacturer. In the event of manufacturing defaults such as refining the product samples, manufacturing failure or delay, or delay of shipping caused by the manufacturing facility, our collaborating manufacturer bears the relative costs and risks.

We sell our personal care electrical appliances products at wholesale to our customers. As the design, prototype, specification of the personal care electrical appliances and the respective packaging, are developed under the narratives, requirements and standards of our customers, the patents of such design and product prototype are owned by our customers.

Our Customers

Our customers are brand owners of personal care electrical appliances including, Koizumi Seiki Corp., one of the top 10 sellers in terms of retail volume in the personal care electrical appliance market in Japan as stated in “Personal Care Appliances in Japan” by Euromonitor International in January 2023. For the years ended March 31, 2022 and 2021, we generated 97.8% and 98.5% of our total revenue, respectively, from Koizumi Seiki Corp. For the six months ended September 30, 2022 and 2021, we generated 98.9% and 97.4% of our total revenue, respectively, from the same customer. We maintain long term business relationship with our customers.  Leveraging our experience and expertise in the personal care electrical appliances industry, we believe we are well positioned to maintain our relationship with our current customers, and explore our market share in the U.S., Europe and Asia in the near future. See “Expansion of Market” on page 93 of this prospectus.

Collaborating Manufacturers

We have forged long-term relationships with manufacturers specialized in producing personal care electrical appliances for international brand owners who market their personal care electrical appliances globally. When selecting and evaluating manufacturers, we consider a number of business factors such as cost, quality and on-time delivery. Our collaborating manufacturers implemented applicable systems which meets the international or local standards requiring high levels of quality and safety requirements.

Our major collaborating manufacturers include: (i) Zhongshan Raytech Electrical Appliances Manufacturing Co. Ltd. (“Zhongshan Raytech”), a  mainland China-based corporation controlled by our founder, Chairman and CEO, Mr. Tim Hoi Ching, and (ii) Zhongshan Leimi Electrical Appliances Company Limited (“Zhongshan Leimi”), a mainland China-based corporation. For the year ended March 31, 2022, payments to each of Zhongshan Raytech and Zhongshan Leimi accounted for 77.3% and 22.3%, respectively, of the total manufacturing costs of the Company. For the year ended March 31, 2021, payments to Zhongshan Raytech and Zhongshan Leimi accounted for 69.1% and 30.9% of the total manufacturing costs of the Company, respectively. For the six months ended September 30, 2022, two manufacturers accounted for 82.9% and 17.1%, respectively, of the total manufacturing costs of the Company. For the six months ended September 30, 2021, two manufacturers accounted for 78.9% and 21.1%, respectively, of the total manufacturing costs of the Company. The factories operated by our major collaborating manufacturers are located in Zhongshan, Guangdong Province, PRC. The manufacturers have run a well-established supply chain process particularly the procurement of materials and components and manufacturer selection.

Zhongshan Raytech obtained certifications for its quality management system, environmental management system and occupational safety system under the standards of China Quality Certification Center (“CQC”), which is based in Beijing, PRC and is under control of the China Certification & Inspection Group, which is approved by the State General Administration for Quality Supervision and Inspection and Quarantine and the Certification and Accreditation Administration of the mainland China of the PRC. CQC is a member of IQNet Association, an international certification entity in Switzerland formed by more than 30 certification entities in major countries and those members implemented domestic standards which mirror equivalent standards established by International Organization for Standardization (“ISO”). See “Business – Business Overview – Collaborating Manufacturers” on page 88 of this prospectus.

Market and Industry Overview

As discussed in “Personal Care Electrical Appliances Market: Global Industry Trends, Share, Size, Growth, Opportunity and Forecast 2022-2027” by market research firm Imarc Group and in “Personal Care Appliances Global Market Report 2023 – By Product (Hair Care, Hair Removal, Oral Care, Other Products), By Distribution Channel (Online, Offline), By End-Use (Female, Male) – Market Size, Trends, And Global Forecast 2023-2032” published by The Business Research Company  , personal care electrical appliances are grooming products which primarily consist of hair care appliances (e.g. hair dryer, hair straightener, hair clippers, curling irons, hair settler, and others), hair removal appliances (e.g. trimmer, power shaver and epilator), oral care appliances such as powered tooth brush and oral irrigator, and other personal care appliances such as electrical facial brush, electrical facial cleanser, electrical eyebrow trimmer, battery-operated nail polisher.

Global Overview

The market size of the global personal care electrical appliances market expanded to US$21.21 billion in 2023 from US$19.63 billion in 2022 based on the analysis of The Business Research Company. “Personal Care Appliances Global Market Report 2023 – By Product (Hair Care, Hair Removal, Oral Care, Other Products), By Distribution Channel (Online, Offline), By End-Use (Female, Male) – Market Size, Trends, And Global Forecast 2023-2032” published by The Business Research Company indicated that the global market value for personal care appliances is estimated grow to US$28.22 million by 2027 , proliferating at a compound annual growth rate (CAGR) of 7.4%.

Majority of our customers are international brand owners who predominantly marketed their personal care electrical appliances in Japan. A study of personal care appliances in Japan performed by Euromonitor International in January 2023 (“the study”, or “the research”) found that while total retail sales volume flattened by 1% in 2022, from 30.1 million in 2021 to 29.7 million in 2022, the overall total sales value of personal care electrical appliances in Japan increased by 6.2% in 2022, from Japanese Yen 253.7 billion in 2021 to Japanese Yen 269.5 billion in 2022 primarily due to a growth in the average unit price, particularly in hair care electrical appliance, in 2022 The study predicted that in 2023, this sector is expected to reach a 1.45% increase from Japanese Yen 269.5 billion in 2022 to Japanese Yen 279.5 billion in 2023. Additionally, the research expected Japan to see a growth at a CAGR of 3.1% in this sector in terms of sales value over the forecast period from 2022 through 2026.

Statistics performed by Euromonitor International identified that Panasonic Corp is the major seller which represented 45.1% of the market share in the personal care electrical appliance industry in Japan in 2022. Tescom Co. Ltd., Koizumi Seiki Corp., Procter & Gamble Far East Inc., Hitachi Appliances Inc and Philips Electronics Japan Ltd. represented 7.4%, 7.3%, 6.5%, 3.5% and 3.7%, respectively, of the total market share in Japanese personal care electrical appliance industry.

Future Development

Allied Market Research evaluated that the expansion in the global personal care electrical appliances market from 2022 through 2031 is driven by an improvement in economic environment, an uprising in aging population and a surge in disposable income. Moreover, social media also play an instrumental role in the society and businesses utilized social media as a conduit to promote and market their brands and products. The research indicated that e-commerce channel segment is expected to record the highest CAGR of 7.4% among various distribution channels of this market during 2022 through 2031 owing to the increased association of internet and e-shopping habit of the consumers. In addition, through the advertisements and promotions of brands or products by celebrities or notable individuals, these brands and products tend to increase consumers’ awareness, trust and comfort. These sales channels help fuel the market and create bigger opportunities for personal care electrical appliances market.

In addition, according to the analysis of Research and Markets on Asia-Pacific Personal Care Appliances Market Outlook 2027, Asia-Pacific personal care appliances market has expanded at CAGR of 4% over the historical period. Major drivers include increase in demand for personal care appliance products with advanced functions such as keratin-based hairdryers and straighteners designed to minimize hair damage, higher popularity of online purchase, an increase in consciousness of personal hygiene and appearance and spurge in household income. Allied Market Research also stated that the use of social media, a rise in disposable income, rapid urbanization and an increase in youth population in Asia-pacific regions trigger the demand for personal care appliances which would exhibit the highest CAGR of 8.4% during 2022 through 2031.

Key Market Drivers and Opportunities

Below is a list of major factors that we believe are key market drivers and opportunities for the industry:

●	rise in disposable incomes and expansion of organized retail sector;

●	advertising and promotions through social media and celebrities;

●	rapid technological advances and energy efficiency innovations that offering advanced products with convenience and ease-of-use; and

●	change of lifestyle pattern and fashion trends that drive customers to splurge on styling and aesthetically appealing self-grooming devices for personal care and hygiene.

Key Market Restraints

We believe the following are major factors that restraint the development of the industry in the near future:

●	increasing amount of plastic waste due to disposal of electrical appliances acts as a restraint in the development of these products; and

●	emerging markets are expected to continue to grow slightly slower than the developed markets in the forecast period due to lower priority in personal care and hygiene comparing with the developed markets.

COVID-19 Impact

Based on an analysis “Personal Care Electrical Appliances Market by Product Type and Distribution Channel: Global Opportunity Analysis and Industry Forecast, 2022-2031” concluded by Allied Market Research, the outbreak of coronavirus has led to shutdown of economic activities in the country for few months and has halted the operations of the personal care electrical appliances industry. There were supply disruptions across North America, Europe, and Asia-Pacific during the initial period of the pandemic outbreak. The pandemic also had negative impacts to the sales of personal care appliances market at the physical stores in recent years. In spite of this, the online sales channel has proliferated dramatically amidst the pandemic. Major market participants are now expanding their online channels to cater to increased demand from direct-to-consumer channel. Furthermore, globally, COVID-19 pandemic has increased consumer attention toward personal care and hygiene, which is expected to positively impact the personal care electrical appliances market in the upcoming years.

“Personal Care Appliances Global Report” published in January 2023 by The Business and Research Company mentioned that the conflict between Russian-Ukraine delayed the recovery of global economy after the COVID-19 pandemic. The crisis adversely impacted the supply chain needed for the manufacturing of personal care appliance products and logistics which ultimately caused a soar in the product prices and inflation globally.

For more detailed information on the market and industry conditions, see “Business – Market and Industry Overview” on page 90 of this prospectus.

Competitive Strengths

We possess certain attributes that differentiate us as a personal care electronic appliance provider from Hong Kong. Our key competitive strengths include:

●	we have strong presence in the personal care electrical appliances industry with a 9-year operating history and emphasis on hair styling products;

●	we have a quality control system, which allows us to deliver high quality products and maintain market reputation; and

●	we have a strong and experienced management team with strong commitment.

We believe that the vision, experience, market-awareness, in-depth knowledge in the personal care and lifestyle electrical appliances industry of our management team have been pivotal to the success of our business and our ability to continue to explore new business opportunities and strengthen our position in the market. See “Business – Competitive Strengths” on page 92 of this prospectus.

Growth Strategy

Our goal is to become a leading product design and development company in personal care and lifestyle electrical appliances industry in Asia. To achieve this goal, we plan to adopt the following plans and strategies:

●	explore new product lines such as oral care electrical appliances;

●	continue to expand our men’s personal care and hair care and styling product lines, such as shavers and electric hair brush;

●	broaden sales through providing technical expertise to the potential and new customers in personal care electrical appliance market; and

●	approach customers who sell and market their personal care electrical appliances in Europe, the US and other Asia markets;

Expansion of Market

We seek to expand our customer base, geographic presence and improve our local connection with them. We intend to expand our business from Hong Kong to the U.S., Europe and other Asia markets. We have currently only conducted limited market studies of these other markets, but have not started any marketing or sales initiatives for these markets.

We plan to increase our investments in sales and marketing function, in particular the U.S., Europe and Asia markets to cope with our business expansion plan, our Company’s sales and marketing activities mainly included handling purchase orders received from our customers, coordinating with our manufacturers which have their production teams for execution of purchase orders, communicating with our customers on their requests and feedbacks exploring with then the potential business opportunities. We believe that one of our keys to success is to achieve customer satisfaction by, among others, demonstrating to our customers that their purchase orders are closely monitored and their requests and feedbacks are timely handled through our delegated sales and marketing team. This helps us to retain our customers and gain more orders from them. Our management has identified the needs to allocate resources to actively promote our aforesaid strengths with a view to attracting potential customers to approach us for our products and services. Upon the completion of this offering, we plan to allocate approximately 25% of the gross proceeds in promoting our brand, services and products, including a portion to be spent on feasibilities study about the potential markets in the U.S., Europe and other Asia markets. See “Use of Proceeds” on page 57 of this prospectus.

Recruit, Retain and Develop Employees

We will continue hiring highly qualified and experienced staff in the field. In order to expand and grow our business, we must continuously recruit and attract talented employee not only in sales and marketing side for acquiring new customers, but also the operational staff to perform in connecting with production and manufacturing side. We believe that Raytech Holding becoming a publicly-traded company will enhance our reputation and will attract more talented people to join us. With the continuous growth of our business and the market expansion plan, Raytech Holding intends to allocate 25% of the proceeds of the offering for recruiting additional experienced staff, including administrative, executive and accounting personnel, marketing and sales as well as designers with solid industry backgrounds that can support the expansion of business, and necessary R&D personnel to support development of new product lines (including oral care and men’s personal care product lines). See “Use of Proceeds” on page 57 of this prospectus.

Competition

The personal care electrical appliance market is relatively fragmented subject to macro-economic cycles and the entry of new competitors. We are directly competing with other design and development offices in the industry and also with manufacturers who locate in South Asia.

Majority of our revenue was derived from sales to Japan markets. We anticipate that customer demand for our Company’s personal care electrical appliances going forward will be primarily affected by the demand and performance of Japan. However, our targeted costumer markets are expected to maintain a stable growth.

We mainly compete on product quality and research and development capabilities. We believe that we can compete effectively by virtue of our well-established relationship with our customers which are international brand owners, strong presence in the personal care electrical appliances industry, strong and established product design and development capabilities, quality assurance system and our experienced and dedicated management team.

Intellectual Property

We currently do not own any trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property. Regardless of the type of our services, as the design, prototype, specification of the personal care electrical appliances and the respective packaging, are developed under the narratives, requirements and standards of our customers, the patents of such design and product prototype are owned by our customers.

As at the date of this prospectus, Pure Beauty has been using certain trademarks on its daily business operations which are currently registered in Japan and owned by Mr. Ching (the “Japan Pure Beauty Trademarks”). On August 1, 2021, a trademark license agreement was entered into between Raytech Holding and Mr. Ching (the “Japan Trademark License Agreement”), pursuant to which Mr. Ching agreed to irrevocably and unconditionally grant Raytech Holding, its subsidiaries and branches an exclusive license to use the Japan Pure Beauty Trademarks on a royalty-free basis, for 10 years commencing from the date of the Japan Trademark License Agreement. See “Risk Factors – Risks Related to Our Business – We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations” on page 29 of this prospectus for more information.

Patent

We do not retain the patent of the finished products we sourced to manufacturers and designed or developed with our customers. Such patents belong to our customers who hired us for the design and development of such products.

Domain

Pure Beauty Manufacturing Company Limited registered the domain name of “www.raytech.com.hk”.

Summary of Risk Factors

Investing in Raytech Holding’s Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in Raytech Holding’s Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed in more detail in the section titled “Risk Factors” beginning on page 25 of this prospectus.

Risks Related to Our Business

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Changes in capital markets, merger and acquisition activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our practice offerings or services, in which case our revenues and profitability could decline. See more detailed discussion of this risk factor on page 25 of this prospectus.

●	Our revenues, operating income and cash flows are likely to fluctuate. See more detailed discussion of this risk factor on page 25 of this prospectus.

●	We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues. See more detailed discussion of this risk factor on page 26 of this prospectus.

●	We rely on a limited number of manufacturers. A loss of any of these manufacturers could significantly negatively affect our business. See more detailed discussion of this risk factor on page 26 of this prospectus.

●	Inadequate or inaccurate external and internal information, including budget and planning data, could lead to inaccurate financial forecasts and inappropriate financial decisions. See more detailed discussion of this risk factor on page 27 of this prospectus.

●	We may not manage our growth effectively, and our profitability may suffer. See more detailed discussion of this risk factor on page 28 of this prospectus.

●	Our reputation is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations. See more detailed discussion of this risk factor on page 28 of this prospectus.

●	We may not be able to grow at the historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected. See more detailed discussion of this risk factor on page 28 of this prospectus.

●	If we fail to prevent security breaches, improper access to or disclosure of our data or user data, or other hacking and attacks, we may lose users, and our business, reputation, financial condition and results of operations may be materially and adversely affected. See more detailed discussion of this risk factor on page 28 of this prospectus.

●	We do not retain effective intellectual property rights. See more detailed discussion of this risk factor on page 29 of this prospectus.

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations. See more detailed discussion of this risk factor on page 29 of this prospectus.

●	Compromise of confidential or proprietary information could damage our reputation, harm our businesses and adversely impact our financial results. See more detailed discussion of this risk factor on page 29 of this prospectus.

●	Increases in labor costs in Hong Kong may adversely affect our business and results of operations. See more detailed discussion of this risk factor on page 29 of this prospectus.

●	Raytech Holding’s principal shareholders have substantial influence over Raytech Holding and their interests may not be aligned with the interests of Raytech Holding’s other shareholders. See more detailed discussion of this risk factor on page 30 of this prospectus.

●	As a “controlled company” under the rules of the Nasdaq Capital Market, Raytech Holding may choose to exempt itself from certain corporate governance requirements that could have an adverse effect on Raytech Holding’s public shareholders. See more detailed discussion of this risk factor on page 30 of this prospectus.

●	We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations. See more detailed discussion of this risk factor on page 30 of this prospectus.

●	Although our business operations so far have not been materially and adversely affected by the outbreak of the coronavirus (COVID-19) due to our business nature, there can be no assurance that our business operations will not be materially and adversely affected by the continuous effect of the COVID-19 pandemic in the future. See more detailed discussion of this risk factor on page 30 of this prospectus.

●	Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business. See more detailed discussion of this risk factor on page 32 of this prospectus.

●

Members of our management team may in the future be involved in governmental investigations and civil litigation relating to the business affairs of companies with which they are, were or may in the future be affiliated with. See more detailed discussion of this risk factor on page 33 of this prospectus.

●	If Raytech Holding becomes directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, Raytech Holding may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in Raytech Holding’s stock, especially if such matter cannot be addressed and resolved favorably. See more detailed discussion of this risk factor on page 33 of this prospectus.

●	If we fail to compete effectively, we may miss new business opportunities or lose existing customers, and our revenues and profitability may decline. See more detailed discussion of this risk factor on page 33 of this prospectus.

●	If we are unable to rely on the services and connections of our key personnel, or retain the current key personnel, our business could be adversely affected. See more detailed discussion of this risk factor on page 33 of this prospectus.

●	Certain of our officers or directors may have actual or potential conflicts of interest because of their equity interests in or positions with Raytech Holdings Company Limited and Zhongshan Raytech.

●	Employees may leave us to form or join competitors, and we may not have, or may choose not to pursue, legal recourse against such professionals. See more detailed discussion of this risk factor on page 34 of this prospectus.

●	Our business and sales are subject to the business strategies of the brand owners. See more detailed discussion of this risk factor on page 34 of this prospectus.

●	We cannot assure that our products can meet consumer preferences and needs, and will continue to gain market acceptance and secure market share. See more detailed discussion of this risk factor on page 34 of this prospectus.

●	We rely on external manufacturers for production of some of our products. See more detailed discussion of this risk factor on page 34 of this prospectus.

●	Our operating results may fluctuate due to seasonality and other factors. See more detailed discussion of this risk factor on page 35 of this prospectus.

●	We may be unable to maintain rapid growth and implement our future plans. See more detailed discussion of this risk factor on page 35 of this prospectus.

●	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition. See more detailed discussion of this risk factor on page 35 of this prospectus.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	Raytech Holding may rely on dividends and other distributions on equity paid by its subsidiary to fund any cash and financing requirements Raytech Holding may have, and any limitation on the ability of its subsidiary to make payments to it could have a material adverse effect on Raytech Holding’s ability to conduct its business. See more detailed discussion of this risk factor on page 35 of this prospectus.

●	Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of Raytech Holding’s Ordinary Shares. See more detailed discussion of this risk factor on page 36 of this prospectus.

●	If Raytech Holding ceases to qualify as a foreign private issuer, Raytech Holding would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and Raytech Holding would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer. See more detailed discussion of this risk factor on page 36 of this prospectus.

●	Raytech Holding is an “emerging growth company” within the meaning of the Securities Act, and if Raytech Holding takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare Raytech Holding’s performance with other public companies. See more detailed discussion of this risk factor on page 37 of this prospectus.

●	Raytech Holding will incur increased costs as a result of being a public company, particularly after Raytech Holding ceases to qualify as an “emerging growth company.” See more detailed discussion of this risk factor on page 37 of this prospectus.

●	Raytech Holding’s board of directors may decline to register transfers of Ordinary Shares in certain circumstances. See more detailed discussion of this risk factor on page 38 of this prospectus.

Risks Related to Doing Business in Hong Kong

Substantially all of our operations are in Hong Kong; therefore, we face risks and uncertainties relating to doing business in Hong Kong in general, including, but not limited to, the following:

●	All of Pure Beauty’s operations are in Hong Kong. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of Raytech Holding’s Ordinary Shares. The government of mainland China may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the government of mainland China may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the legal and regulatory system of mainland China cannot be certain. See more detailed discussion of this risk factor on page 38 of this prospectus.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact Raytech Holding’s subsidiary. See more detailed discussion of this risk factor on page 39 of this prospectus.

●	There are political risks associated with conducting business in Hong Kong. See more detailed discussion of this risk factor on page 40 of this prospectus.

●	There remain some uncertainties as to whether we will be required to obtain approvals from authorities of mainland China and Hong Kong to list Raytech Holding’s securities on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. See more detailed discussion of this risk factor on page 41 of this prospectus.

●	Draft rules for cross-border provision and examination of auditing records and other materials in connection with overseas securities issuance and listing by domestic Chinese companies was released by the CSRC. While such rules have not yet come into effect, the government of mainland China may impose more stringent requirement for domestic Chinese companies to share business and accounting records with foreign auditing firms and other securities service institutions, which could significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer its Ordinary Shares to investors and could cause the value of Raytech Holding’s Ordinary Shares to significantly decline or become worthless. See more detailed discussion of this risk factor on page 43 of this prospectus.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China. See more detailed discussion of this risk factor on page 45 of this prospectus.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against Raytech Holding or its management named in the prospectus based on Hong Kong laws. See more detailed discussion of this risk factor on page 45 of this prospectus.

●	We may be affected by the currency peg system in Hong Kong. See more detailed discussion of this risk factor on page 45 of this prospectus.

Risks Related to Raytech Holding’s Ordinary Shares and This Offering

In addition to the risks described above, we are subject to general risks and uncertainties relating to Raytech Holding’s Ordinary Shares and this offering, including, but not limited to, the following:

●	There has been no public market for Raytech Holding’s Ordinary Shares prior to this offering, and if an active trading market does not develop you may not be able to resell Raytech Holding’s Ordinary Shares at or above the price you paid, or at all. See more detailed discussion of this risk factor on page 46 of this prospectus.

●	Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in Raytech Holding’s securities may be prohibited under the HFCA Act if the SEC subsequently determines Raytech Holding’s audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist Raytech Holding’s securities. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. See more detailed discussion of this risk factor on page 46 of this prospectus.

●	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to Raytech Holding’s offering, business operations, share price and reputation. See more detailed discussion of this risk factor on page 48 of this prospectus.

●	Nasdaq may apply additional and more stringent criteria for Raytech Holding’s initial and continued listing because Raytech Holding plans to have a small public offering and our insiders will hold a large portion of Raytech Holding’s listed securities. See more detailed discussion of this risk factor on page 48 of this prospectus.

●	Raytech Holding’s Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your Ordinary Shares to raise money or otherwise desire to liquidate your shares. See more detailed discussion of this risk factor on page 49 of this prospectus.

●	The initial public offering price for Raytech Holding’s Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile. See more detailed discussion of this risk factor on page 49 of this prospectus.

●	You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased. See more detailed discussion of this risk factor on page 49 of this prospectus.

●	Substantial future sales of Raytech Holding’s Ordinary Shares or the anticipation of future sales of Raytech Holding’s Ordinary Shares in the public market could cause the price of Raytech Holding’s Ordinary Shares to decline. See more detailed discussion of this risk factor on page 50 of this prospectus.

●	Raytech Holding does not intend to pay dividends for the foreseeable future. See more detailed discussion of this risk factor on page 50 of this prospectus.

●	If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding Raytech Holding’s Ordinary Shares, the price of Raytech Holding’s Ordinary Shares and trading volume could decline. See more detailed discussion of this risk factor on page 50 of this prospectus.

●	Raytech Holding may experience extreme stock price, making it difficult for prospective investors to assess the rapidly changing value of Raytech Holding’s Ordinary Shares, and such volatility may subject Raytech Holding to securities litigation. See more detailed discussion of this risk factor on page 50 of this prospectus.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Raytech Holding is incorporated under British Virgin Islands law. See more detailed discussion of this risk factor on page 51 of this prospectus.

●	As a foreign private issuer, Raytech Holding is permitted to, and Raytech Holding will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of Raytech Holding’s shares. See more detailed discussion of this risk factor on page 51 of this prospectus.

●	If Raytech Holding cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, although it is exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, Raytech Holding’s securities may not be listed or may be delisted, which could negatively impact the price of Raytech Holding’s securities and your ability to sell them. See more detailed discussion of this risk factor on page 52 of this prospectus.

●	Because our business is conducted in Hong Kong dollars and the price of Raytech Holding’s Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments. See more detailed discussion of this risk factor on page 52 of this prospectus.

●	Raytech Holding has broad discretion in the use of the net proceeds from this offering and may not use them effectively. See more detailed discussion of this risk factor on page 53 of this prospectus.

●	Raytech Holding’s pre-IPO shareholders will be able to sell their shares after completion of this offering subject to restrictions under Rule 144. See more detailed discussion of this risk factor on page 53 of this prospectus.

●	There can be no assurance that Raytech Holding will not be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of Raytech Holding’s Ordinary Shares. See more detailed discussion of this risk factor on page 53 of this prospectus.

Corporate History and Holding Company Structure

Pure Beauty was incorporated under the laws of Hong Kong with limited liability on April 15, 2013 and Raytech Holding’s Chairman and CEO, Mr. Ching is the founder. In order to prepare for this offering, a series of restructure actions have been taken. In June 2022, Raytech Holding was incorporated under the laws of the British Virgin Islands with the sole purpose being a holding company of Pure Beauty. Upon incorporation, Raytech Holding issued 100 founder shares of ordinary share, par value $1.00 per share, to Mr. Ching (90 shares) and other minority shareholders (collectively 10 shares) at $1.00 per share. In August 2022, Mr. Ching, as the sole member of Pure Beauty, transferred all outstanding 10,000 shares of Pure Beauty held by him to Raytech Holding, in conjunction with which, Pure Beauty issued additional 790,000 shares to Raytech Holding; resulting in Raytech Holding being the parent company of Pure Beauty, holding a total of 800,000 shares in Pure Beauty. In September 2022, Mr. Ching subsequently transferred 5 shares of Raytech Holding to APTC Holdings Limited, a British Virgin Islands company, and 5 shares of Raytech Holding to Mr. Chun Yin Ling, a director nominee of Raytech Holding and a director assistant of Pure Beauty at $1.00 per share. As of the date hereof, Mr. Ching holds 80% of the equity interests in Raytech Holding and other minority shareholders collectively hold 20% of the equity interests in Raytech Holding.

The following diagram illustrates our corporate legal structure:

Permission Required from the Authorities of Mainland China and Hong Kong for this Offering

As advised by Raytech Holding’s PRC Counsel, Han Kun Law Offices, as of the date of this prospectus, on the basis that (i) we currently do not have or intend to set up any subsidiary or VIE structure in mainland China,(ii) we do not have any business operations in mainland China, except that we collaborate with manufacturers located in mainland China to manufacture our products, (iii) none of our clients are located in mainland China, and (iv) we possess personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (iv), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, we believe, we are currently not required to obtain any permission or approval from the governmental authorities of mainland China to operate our business or to list Raytech Holding’s securities on the U.S. exchanges and offer securities, nor have we been denied of any permissions or approvals from the authorities of mainland China; specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other governmental authority of mainland China to operate our business or to list Raytech Holding’s securities on a U.S. securities exchange or issue securities to foreign investors.

Based on the foregoing, we do not currently expect the laws and regulations of mainland China have any material impact on our business, financial condition or results of operations and we are currently not subject to the government of mainland China’s direct influence or discretion over the manner in which we conduct our business activities outside of the mainland China. Furthermore, Han Kun Law Offices LLP, Raytech Holding’s Hong Kong counsel, has advised Raytech Holding that, as of the date of this prospectus, Raytech Holding is not required to obtain any permission or approval from the governmental authorities of Hong Kong to list on the U.S. exchanges and offer securities.

However, if we (i) do not receive or maintain such permissions or approvals, should such permissions or approvals be required in the future by the PRC or Hong Kong government, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may be unable to obtain such permissions or approvals in a timely manner, or at all, and may face regulatory actions or other sanctions from the CSRC, the CAC or other PRC or Hong Kong regulatory authorities if we fail to fully comply with any new regulatory requirements. Consequently, our operations and financial condition could be materially adversely affected, and Raytech Holding’s ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless.

Nevertheless, we are aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland Chinese companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what potential impact such modified or new laws and regulations will have on our daily business operations, our ability to accept foreign investments and the listing of Raytech Holding’s Ordinary Shares on a U.S. or other foreign exchanges. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government intervenes or influences operations of companies operated in Hong Kong like us, or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers like us, it may result in a material change in our operations, financial condition and/or the value of the securities Raytech Holding is registering for sale or could significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer securities to investors and cause the value of Raytech Holding’s Ordinary Shares to significantly decline or become worthless. See “Risk Factors - Risks Related to Our Corporate Structure” beginning on page 35 and “Risk Factors — Risks Related to Doing Business in Hong Kong” beginning on page 38 of this prospectus for more information.

Transfers of Cash to and from Our Subsidiary

Raytech Holding is permitted under the laws of British Virgin Islands to provide funding to its subsidiary in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. There are no restrictions or limitation on Raytech Holding’s ability to distribute earnings from its businesses, including subsidiary, to the U.S. investors.

Our equity structure is a direct holding structure, that is, the overseas entity to be listed in the U.S., Raytech Holding, directly holds 100% of shares of Pure Beauty, Raytech Holding’s Hong Kong operating entity. Cash is transferred through our organization in the following manner: (i) funds may be transferred from Raytech Holding, the holding company incorporated in the British Virgin Islands to Pure Beauty in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by Pure Beauty to Raytech Holding. Pure Beauty is permitted under the laws of Hong Kong to provide funding to Raytech Holding through dividend distribution without restrictions on the amount of the funds or restrictions on foreign exchange. If Raytech Holding intends to distribute dividends to its shareholders, it will depend on payment of dividends from Pure Beauty to Raytech Holding in accordance with the laws and regulations of Hong Kong, and the dividends will be distributed by Raytech Holding to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. If Pure Beauty incurs debt on its own in the future, the instruments governing such debt may restrict Pure Beauty’s ability to pay dividends, make distribution or transfer funds to Raytech Holding. Subject to the BVI Act and our memorandum and articles of association, Raytech Holding’s board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of Raytech Holding’s assets will exceed its liabilities and Raytech Holding will be able to pay its debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

As of the date of this prospectus, Pure Beauty has distributed dividends as follows: On December 31, 2021, Pure Beauty declared a per share dividend of HKD155.80 (US$20) to its then sole shareholder, Mr. Ching, which was paid in full in a total amount of HKD1,558,000 (US$198,915) to the shareholder on January 21, 2022. As of the date of this prospectus, Raytech Holding does not have any U.S. investors, so no dividends or distributions have been made to any U.S. investors. Both Raytech Holding and Pure Beauty currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of Raytech Holding’s board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Within our direct holding structure, the cross-border transfer of funds within our corporate Company is legal and compliant with the laws and regulations of the British Virgin Islands and Hong Kong. In the future, cash proceeds from overseas financing activities, including this offering, can be directly transferred to subordinate operating entity Pure Beauty via capital contribution or shareholder loans, as the case may be.

In the reporting periods presented in this prospectus, no cash and other asset transfers have occurred among the Company and its subsidiary.

Currently, substantially all of our operations are in Hong Kong. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in mainland China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The laws and regulations of mainland China do not currently have any material impact on transfer of cash from Raytech Holding to Pure Beauty or from Pure Beauty to Raytech Holding and the investors in the U.S.

There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong.

See “Dividend Policy” on page 59 and “Risk Factors – Risks Related to Our Corporate Structure – Raytech Holding may rely on dividends and other distributions on equity paid by its subsidiary to fund any cash and financing requirements Raytech Holding may have, and any limitation on the ability of its subsidiary to make payments to Raytech Holding could have a material adverse effect on Raytech Holding’s ability to conduct its business.” on page 35 of this prospectus for more information.

Raytech Holding’s Corporate Information

Raytech Holding’s principal executive offices are located at Unit 609, 6/F, Nan Fung Commercial Centre, No.19 Lam Lok Street, Kowloon Bay, Hong Kong, and its telephone number is +852 2117 0236. Raytech Holding’s registered office in the British Virgin Islands is at Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Raytech Holding maintains a website at www.raytech.com.hk. The information contained in, or accessible from, Raytech Holding’s website or any other website does not constitute a part of this prospectus.

Recent Regulatory Development in PRC

We are not based in mainland China and do not have operations in mainland China, except that we collaborate with manufacturers located in mainland China to manufacture the products. We currently do not have or intend to set up any subsidiary in mainland China, or do not foresee the need to enter into any contractual arrangements with a VIE to establish a VIE structure in mainland China. For the fiscal years ended March 31, 2022, and 2021, we generated all our revenues from Hong Kong. Pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

However, in light of the PRC government’s recent expansion of authority in Hong Kong, we may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong, and it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future.  There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like Raytech Holding. Such governmental actions, if and when occur: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer its Ordinary Shares to investors; and (iii) may cause the value of Raytech Holding’s Ordinary Shares to significantly decline or be worthless.

We are also aware that, recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland-China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued the Opinions on Strictly and Lawfully Cracking Down Illegal Securities Activities to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland-China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 28, 2021, the CAC and other authorities of mainland China promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. In addition, the Cybersecurity Law, which was adopted by the Standing Committee of the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures”, provide that personal information and important data collected and generated by a critical information infrastructure operator, or a “CIIO”, in the course of its operations in mainland China must be stored mainland China, and if a CIIO purchases internet products and services that affect or may affect national security, it should be subject to national security review by the CAC together with competent departments of the State Council. On November 14, 2021, the CAC published the Regulations on the Network Data Security Administration Draft, or the “Network Data Security Regulations Draft”, to solicit public opinion and comments. Under the Network Data Security Regulations Draft, an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities, and data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data.

As advised by our PRC Counsel, Han Kun Law Offices, we do not currently expect the Review Measures to have an impact on our business, operations or this offering as we do not believe that Pure Beauty is deemed to be a “CIIO” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) Pure Beauty is incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China and the Review Measures remains unclear whether it shall be applied to a Hong Kong company; (ii) as of the date of this prospectus, Pure Beauty did not collect and store any personal information of individual customers of mainland China and possess personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (ii), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC; and (iii) as of the date of this prospectus, Pure Beauty has not been informed by any governmental authority of mainland China of any requirement that it file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant cybersecurity laws and regulations of mainland China. If Pure Beauty is deemed to be a “CIIO” or a “data processor” controlling personal information of no less than one million users in the future, Pure Beauty’s operations and the listing of Raytech Holding’s Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review. If the authorized PRC regulatory body subsequently determines that we are required to go through such cybersecurity review or if any other PRC government authorities promulgate any interpretation or implementation rules before Raytech Holding’s listing that would require us to go through a cybersecurity review for this offering, we may fail to complete such cybersecurity review procedures in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, reputational damage as well as legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

We are also aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland Chinese companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on Pure Beauty’s daily business operations, its ability to accept foreign investments and the listing of Raytech Holding’s Ordinary Shares on a U.S. or other foreign exchange. As advised by Raytech Holding’s PRC Counsel, Han Kun Law Offices, and to the knowledge of the management, on the basis that (i) Pure Beauty is incorporated and operating in Hong Kong without any subsidiary or VIE structure, or any intent to set up subsidiary or VIE structure in mainland China, and (ii) Pure Beauty does not have any business operations in mainland China, except for its collaboration with manufacturers located in mainland China to manufacture our products, (iii) none of Pure Beauty’s clients are located in mainland China, and (iv) we possess personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (iv), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, Pure Beauty is not required to obtain regulatory approval for this offering of Raytech Holding’s Ordinary Shares to foreign investors from the authorities of mainland China, nor has Pure Beauty been denied of any permissions or approvals from the authorities of mainland China. Furthermore, Han Kun Law Offices LLP, Raytech Holding’s Hong Kong counsel, has advised Raytech Holding that, as of the date of this prospectus, Pure Beauty is not required to obtain regulatory approval for this offering of Raytech Holding’s Ordinary Shares to foreign investors from the authorities of Hong Kong. However, if there is significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and Pure Beauty is required to obtain such approval in the future, and Pure Beauty does not receive or maintain the approvals or is denied permission from the authorities of mainland China or Hong Kong, we will not be able to list Raytech Holding’s Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant depreciation of the price of Raytech Holding’s Ordinary Shares. However, if Pure Beauty (i) does not receive or maintain such permissions or approvals, should such permissions or approvals be required in the future by the PRC or Hong Kong government, (ii) inadvertently concludes that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and Pure Beauty is required to obtain such permissions or approvals in the future, Pure Beauty may be unable to obtain such permissions or approvals in a timely manner, or at all, and may face regulatory actions or other sanctions from the CSRC, the CAC or other PRC or Hong Kong regulatory authorities if Pure Beauty fails to fully comply with any new regulatory requirements. Consequently, our operations and financial condition could be materially adversely affected, and Raytech Holding’s ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless. See “Risk Factors - Risks Related to Doing Business in Hong Kong – There remain some uncertainties as to whether we will be required to obtain approval from authorities of mainland China and Hong Kong to list Raytech Holding’s securities on U.S. exchanges in the future, and if required, we cannot assure you that we will be able to obtain such approval.” on page 41 of this prospectus.

In addition, we relied on two major manufacturers, Zhongshan Raytech and Zhongshan Leimi, which are located in Zhongshan, mainland China. For the year ended March 31, 2022, payments to Zhongshan Raytech and Zhongshan Leimi accounted for 77.3% and 22.3%, respectively, of the total manufacturing costs of the Company. For the year ended March 31, 2021, payments to Zhongshan Raytech and Zhongshan Leimi accounted for 69.1% and 30.9%, respectively, of the total manufacturing costs of the Company. For the six months ended September 30, 2022, two manufacturers accounted for 82.9% and 17.1%, respectively, of the total manufacturing costs of the Company. For the six months ended September 30, 2021, two manufacturers accounted for 78.9% and 21.1%, respectively, of the total manufacturing costs of the Company.

Certain risks associated with our major manufacturers in mainland China, including political and economic instability, global or regional adverse conditions, the financial stability of our manufacturers, our manufacturers’ ability to meet our standards, labor problems experienced by such manufacturers, the availability or cost of raw materials, merchandise quality issues, currency exchange rates, trade tariff developments, transport availability and cost, and other factors relating to our manufacturers are beyond our control, could adversely affect our business, financial condition and results of operations. See “Risk Factors - Risks Related to Our Business – Risks associated with our major manufacturers in mainland China could adversely affect our business, financial condition and results of operations.” on page 27 of this prospectus.

Implications of the HFCA Act

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. An issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the AHFCAA, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCA Act to two consecutive years instead of three years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC and Hong Kong; and such report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Raytech Holding’s auditor, WWC, P.C., is headquartered in San Mateo, California, and has been inspected by the PCAOB on a regular basis. Raytech Holding’s auditor is not headquartered in mainland China or Hong Kong and was not identified in the Determination Report as a firm subject to the PCAOB’s determinations. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit WWC, P.C. to provide audit work papers located in mainland China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, Raytech Holding’s investors may be deprived of the benefits of such inspection which could result in limitation or restriction to Raytech Holding’s access to the U.S. capital markets and trading of its securities on a national exchange or “over-the-counter” markets may be prohibited under the HFCA Act.  See “Risk Factors — Risks Related to Raytech Holding’s Ordinary Shares and This Offering — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in Raytech Holding’s securities may be prohibited under the HFCA Act if the SEC subsequently determines Raytech Holding’s audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist Raytech Holding’s securities. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.” on page 46 of this prospectus.

Implications of Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, Raytech Holding qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, Raytech Holding:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;

●	is not required to provide a detailed narrative disclosure discussing Raytech Holding’s compensation principles, objectives and elements and analyzing how those elements fit with Raytech Holding’s principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	is not required to obtain an attestation and report from Raytech Holding’s independent registered accounting firm on its management’s assessment of Raytech Holding’s internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	is not required to obtain a non-binding advisory vote from Raytech Holding’s shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	is exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	is eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting for two years.

Raytech Holding intends to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Raytech Holding’s election to use the phase-in periods may make it difficult to compare its financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, Raytech Holding may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after Raytech Holding’s initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, herein referred to as the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company.

Raytech Holding will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which its annual gross revenue exceeds $1.235 billion; (ii) the last day of the fiscal year during which the fifth anniversary of the date of this offering occurs; (iii) the date that Raytech Holding becomes a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, herein referred to as the Exchange Act, which would occur if the market value of Raytech Holding’s Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of Raytech Holding’s most recently completed second fiscal quarter; or (iv) the date on which Raytech Holding has issued more than $1.00 billion in non-convertible debt securities during any three-year period.

Upon completion of this offering, Raytech Holding will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after Raytech Holding no longer qualifies as an emerging growth company, as long as Raytech Holding qualifies as a foreign private issuer under the Exchange Act it will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if Raytech Holding no longer qualifies as an emerging growth company, but remain a foreign private issuer, Raytech Holding will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

Implications of Being a Controlled Company

Prior to the completion of this Offering, and as long as Raytech Holding’s officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we are a “controlled company” as defined under Nasdaq Marketplace Rules.

For so as Raytech Holding is a controlled company under that definition, Raytech Holding is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of Raytech Holding’s board of directors must be independent directors;

●	an exemption from the rule that the compensation of Raytech Holding’s chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that Raytech Holding’s director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although Raytech Holding does not intend to rely on the “controlled company” exemption under the Nasdaq listing rules for at least one year after the initial public offering, Raytech Holding may elect to rely on this exemption in the future. If Raytech Holding elects to rely on the “controlled company” exemption, a majority of the members of its board of directors might not be independent directors and its nominating and corporate governance and compensation committees might not consist entirely of independent directors. See “Risk Factor — As a “controlled company” under the rules of the Nasdaq Capital Market, Raytech Holding may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on Raytech Holding’s public shareholders.”

Implications of Being a Foreign Private Issuer

Raytech Holding is incorporated in the British Virgin Islands and more than 50% of its outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, Raytech Holding is a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, Raytech Holding is not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, Raytech Holding will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example:

●	Raytech Holding is not required to provide as many Exchange Act reports or provide periodic and current reports as frequently, as a domestic public company;

●	for interim reporting, Raytech Holding is permitted to comply solely with Raytech Holding’s home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	Raytech Holding is not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	Raytech Holding is exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	Raytech Holding is not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	Raytech Holding is not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

THE OFFERING

Ordinary Shares offered by Raytech Holding	[●] Ordinary Shares

Price per Ordinary Share	Between $[●] and $[●] per Ordinary Share

Ordinary Shares outstanding prior to completion of this offering	[●] Ordinary Shares

Ordinary Shares outstanding immediately after this offering	[●] Ordinary Shares

Transfer Agent	[●], with its offices located at [●].

Listing

Raytech Holding has applied to have its Ordinary Shares listed on the Nasdaq Capital Market. This offering is contingent upon the final approval from Nasdaq for the listing of Raytech Holding’s Ordinary Shares on Nasdaq Capital Market. Raytech Holding will not proceed to consummate this offering if Nasdaq denies its listing application.

Nasdaq Capital Market symbol	RAY

Use of proceeds	Raytech Holding intends to use the proceeds from this offering for (i) brand promotion and marketing, (ii) recruitment of talented personnel, (iii) strategic investments and acquisitions, and (iv) general working capital. See “Use of Proceeds” on page 57 of this prospectus for more information.

Lock-up	Raytech Holding and all of its directors and officers and certain shareholders (5% or more shareholders) have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of Raytech Holding’s Ordinary Shares or securities convertible into or exercisable or exchangeable for Raytech Holding’s Ordinary Shares for a period of six (6) months after the effective date of this registration statement. See “Shares Eligible for Future Sale” on page 115 and “Underwriting” beginning on page 122 of this prospectus for more information.

Risk factors	The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 25 of this prospectus for a discussion of factors to consider before deciding to invest in Raytech Holding’s Ordinary Shares.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables summarize our consolidated financial data for the periods and as of the dates indicated. The summary consolidated statements of income for the years ended March 31, 2021 and 2022 and the summary consolidated balance sheets as of March 31, 2021 and 2022 have been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and included elsewhere in this prospectus. The summary consolidated statements of income for the six months ended September, 2022 and 2021 and the summary consolidated balance sheet data as of September 30, 2022 and 2021 are derived from our unaudited interim condensed consolidated financial statements that are included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

The following table presents our summary consolidated statements of income for the years ended March 31, 2021 and 2022:

	For the Years ended March 31,
	2021	2022	2022
	HKD	HKD	US$
REVENUE	31,858,135	45,105,917	5,758,815
OPERATING EXPENSES
Merchandise costs	(23,953,086)	(33,001,491)	(4,213,405)
Selling, general and administrative expenses	(1,185,312)	(1,379,989)	(176,188)
Total operating expenses	(25,138,398)	(34,381,480)	(4,389,593)
INCOME FROM OPERATIONS	6,719,737	10,724,437	1,369,222

OTHER INCOME (EXPENSE)	2,654	455,941	58,212
INCOME BEFORE INCOME TAX PROVISION	6,722,391	11,180,378	1,427,434
PROVISION FOR INCOME TAXES	(1,098,347)	(1,739,988)	(222,150)
NET INCOME	5,624,044	9,440,390	1,205,284

The following table presents our summary consolidated balance sheets as of March 31, 2021 and 2022:

	As of March 31,
	2021	2022	2022
	HKD	HKD	US$
ASSETS
CURRENT ASSETS
Cash	3,415,500	12,290,472	1,569,163
Accounts receivable, net	1,766,840	5,827,827	744,057
Merchandise inventories, net	1,947,812	–	–
Amount due from a director	4,652,626	2,436,898	311,126
Prepayments	–	90,000	11,491
TOTAL CURRENT ASSETS	11,782,778	20,645,197	2,635,837
NON-CURRENT ASSETS
Property and equipment, net	27,525	18,792	2,399
Right-of-use assets – operating lease	–	188,050	24,009
Long-term deposits	11,800	29,000	3,703
TOTAL NON-CURRENT ASSETS	39,325	235,842	30,111
TOTAL ASSETS	11,822,103	20,881,039	2,665,948

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	718,834	848,934	108,386
Accounts payable - related party	2,983,809	4,018,857	513,100
Accruals	50,000	50,000	6,384
Taxes payables	1,106,213	928,790	118,582
Operating lease obligation, current portion	–	100,849	12,876
TOTAL CURRENT LIABILITIES	4,858,856	5,947,430	759,328
OTHER LIABILITIES
Operating lease obligation, net of current portion	–	87,972	11,232
TOTAL LIABILITIES	4,858,856	6,035,402	770,560

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, US$1 par value, 50,000 shares authorized, 100 shares issued and outstanding as of March 31, 2021 and 2022, respectively	783	783	100
Additional paid-in capital	99,217	99,217	12,667
Retained earnings	6,863,247	14,745,637	1,882,621
TOTAL SHAREHOLDERS’ EQUITY	6,963,247	14,845,637	1,895,388
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,822,103	20,881,039	2,665,948

The following table presents our summary consolidated statements of income for the six months ended September 30, 2021 and 2022:

	For the Six Months Ended September 30,
	2021	2022	2022
	HKD	HKD	US$
REVENUE	23,122,529	18,464,484	2,352,224

OPERATING EXPENSES
Merchandise costs	(16,675,814)	(13,778,560)	(1,755,275)
Selling, general and administrative expenses	(705,844)	(2,308,656)	(294,104)
Total operating expenses	(17,381,658)	(16,087,216)	(2,049,379)

INCOME FROM OPERATIONS	5,740,871	2,377,268	302,845

OTHER INCOME (EXPENSE)
Interest income	196	445	57
Interest expenses	–	(4,204)	(536)
Unrealized gain/(Loss) from foreign currency exchange	572	(49,570)	(6,315)
Government grants	452,250	–	–

Total other income/(expenses), net	453,018	(53,329)	(6,794)
INCOME BEFORE INCOME TAX PROVISION	6,193,889	2,323,939	296,051
PROVISION FOR INCOME TAXES	(942,338)	(378,377)	(48,202)
NET INCOME	5,251,551	1,945,562	247,849

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	100	100	100
EARNINGS PER SHARE
Basic and diluted	52,516	19,456	2,478

The following table presents our summary consolidated balance sheets as of September 30, 2021 and 2022:

	March 31,	September 30,	September 30,
	2022	2022	2022
	HKD	HKD	US$
ASSETS
CURRENT ASSETS
Cash	12,290,472	22,297,082	2,840,465
Accounts receivable, net	5,827,827	4,329,849	551,587
Merchandise inventories, net	–	1,025,919	130,694
Amount due from a director	2,436,898	977,381	124,510
Prepayments	90,000	41,000	5,223

TOTAL CURRENT ASSETS	20,645,197	28,671,231	3,652,479

NON-CURRENT ASSETS
Property and equipment, net	18,792	10,488	1,336
Right-of-use assets – operating lease	188,050	136,764	17,423
Deferred initial public offering (“IPO”) costs	–	708,890	90,307
Long-term deposits	29,000	34,200	4,356
TOTAL NON-CURRENT ASSETS	235,842	890,342	113,422
TOTAL ASSETS	20,881,039	29,561,573	3,765,901

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	848,934	555,766	70,800
Accounts payable - related party	4,018,857	10,280,979	1,309,712
Contract liabilities	–	462,414	58,907
Accruals	50,000	25,022	3,187
Taxes payables	928,790	1,307,167	166,523
Operating lease obligation, current portion	100,849	103,397	13,172
TOTAL CURRENT LIABILITIES	5,947,430	12,734,745	1,622,301

OTHER LIABILITIES
Operating lease obligation, net of current portion	87,972	35,629	4,539
TOTAL LIABILITIES	6,035,402	12,770,374	1,626,840

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, US$1 par value, 50,000 shares authorized, 100 shares issued and outstanding as of March 31, 2022 and September 30, 2022, respectively	783	783	100
Additional paid-in capital	99,217	99,217	12,639
Retained earnings	14,745,637	16,691,199	2,126,322
TOTAL SHAREHOLDERS’ EQUITY	14,845,637	16,791,199	2,139,061
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,881,039	29,561,573	3,765,901

RISK FACTORS

An investment in Raytech Holding’s Ordinary Shares involves a high degree of risk. Before deciding whether to invest in Raytech Holding’s Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of Raytech Holding’s Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in Raytech Holding’s Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business

Changes in capital markets, merger and acquisition activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our products, in which case our revenues and profitability could decline.

Different factors outside of our control could affect demand for our products. These include:

●	fluctuations in U.S. and/or global economies, including economic downturns or recessions and the strength and rate of any general economic recoveries;

●	level of leverage incurred by countries or businesses;

●	merger and acquisition activity;

●	frequency and complexity of significant commercial litigation;

●	over expansion by businesses causing financial difficulties;

●	business and management crises, including the occurrence of alleged fraudulent or illegal activities and practices;

●	new and complex laws and regulations, repeals of existing laws and regulations or changes of enforcement of laws, rules and regulations, including antitrust/competition reviews of proposed merger and acquisition transactions;

●	other economic, geographic or political factors; and

●	general business conditions.

We are not able to predict the positive or negative effects that future events or changes to the U.S. or global economies will have on our business. Fluctuations, changes and disruptions in financial, credit, merger and acquisition and other markets, political instability and general business factors could impact various segments’ operations and could affect such operations differently. Changes to factors described above, as well as other events, including by way of example, contractions of regional economies, or the economy of a particular country, trade restrictions, monetary systems, banking, real estate and retail or other industries; debt or credit difficulties or defaults by businesses or countries; new, repeals of or changes to laws and regulations, including changes to the bankruptcy and competition laws of the U.S. or other countries; tort reform; banking reform; a decline in the implementation or adoption of new laws or regulation, or in government enforcement, litigation or monetary damages or remedies that are sought; or political instability may have adverse effects on our business.

Our revenues, operating income and cash flows are likely to fluctuate.

We experience fluctuations in our revenues and cost structure and the resulting operating income and cash flows and expect that this will continue to occur in the future. We may experience fluctuations in our annual and quarterly financial results, including revenues, operating income and earnings per share, for reasons that may include: (i) the types and complexity, number, size, timing and duration of customer engagements; (ii) the timing of revenue recognition under U.S. GAAP; (iii) the utilization of revenue-generating professionals, including the ability to adjust staffing levels up or down to accommodate the business and prospects of the applicable segment and practice; (iv) the geographic locations of our customers or the locations where services are rendered; (v) billing rates and fee arrangements, including the opportunity and ability to successfully reach milestones and complete, and collect success fees and other outcome-contingent or performance-based fees; (vi) the length of billing and collection cycles and changes in amounts that may become uncollectible; (vii) changes in the frequency and complexity of government regulatory and enforcement activities; (viii) business and asset acquisitions; (ix) fluctuations in the exchange rates of various currencies against the U.S. dollar; (x) fee adjustments upon the renewal of expired service contracts or acceptance of new customers due to the adjusted scope per our refined business strategy; and (xi) economic factors beyond our control.

The results of our business operation may be affected differently by the above factors.  The positive effects of certain events or factors on our business may not be sufficient to overcome the negative effects of those same events or factors on other parts of our business.

Our results are subject to seasonal and other similar factors. While we assess our annual guidance at the end of each quarter and update such guidance when we think it is appropriate, unanticipated future volatility can cause actual results to vary significantly from our guidance, even where that guidance reflects a range of possible results and has been updated to take account of partial-year results.

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

We engaged in developing, manufacturing and selling products relating to home electric appliances. We derive a significant portion of our revenues from a few major customers. We currently have two major customers: (i) Koizumi Seiki Corp., a Japanese company, having been doing business for over 300 years since 1716, which is one of the leading corporations specialized in small appliance market in Japan, and (ii) A*** Inc, a private Japanese company, specialized in small appliance market. The current contract we have with Koizumi Seiki Corp. was executed on July 1, 2014, automatically renewable on annual basis unless otherwise terminated by either party with a notice given at least six months prior to the expiration of then existing term of the contract. For the six months ended September 30, 2022, sales to Koizumi Seiki Corp. and A*** Inc represent 98.9% and 1.0% of our revenue respectively; for the year ended March 31, 2022, sales to Koizumi Seiki Corp. and A*** Inc represent 97.8% and 2.2% of our revenue respectively; for the year ended March 31, 2021, sales to Koizumi Seiki Corp. and A*** Inc represented 98.5% and 1.5% of our revenue, respectively. Inherent risks exist whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for the products of these customers in the marketplace or the future demand for our products and services by these customers. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce our prices or they could decrease the purchase quantity of our products, which could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations. If any of our major largest customers stop coming to us for customized products, such suspension would materially negatively affect our revenues, results of operations and financial condition.

We rely on a limited number of manufactures, some of which we are affiliated with. A loss of any of these manufactures could significantly negatively affect our business.

We rely on a limited number of manufacturers who are responsible for manufacturing hair care and skincare products. For the year ended March 31, 2022 and for the six months ended September 30, 2022, we relied on two major manufacturers, (i) Zhongshan Raytech Electrical Appliances Manufacturing Co. Ltd. (“Zhongshan Raytech”), a factory located in Zhongshan, China, and is owned by Mr. Ching Tim Hoi, who is also our CEO, Chairman and controlling shareholder, and (ii) Zhongshan Leimi Electrical Appliances Company Limited (“Zhongshan Leimi”), a factory located in Zhongshan, China. The current contracts we have with Zhongshan Raytech and Zhongshan Leimi were executed on January 1, 2021, automatically renewable on annual basis unless otherwise terminated by either party with a notice given at least six months prior to the expiration of then existing term of the contract. Pursuant to each contract with Zhongshan Raytech and Zhongshan Leimi, we place orders with the manufacturer based on orders from our customers and the manufacturer is responsible to manufacture the products according to the requirements of each order. For the year ended March 31, 2022, payments to each of Zhongshan Raytech and Zhongshan Leimi accounted for 77.3% and 22.3%, respectively, of the total manufacturing costs of the Company. For the year ended March 31, 2021, payments to Zhongshan Raytech and Zhongshan Leimi accounted for 69.1% and 30.9%, respectively, of the total manufacturing costs of the Company. For the six months ended September 30, 2022, two manufacturers accounted for 82.9% and 17.1%, respectively, of the total manufacturing costs of the Company. For the six months ended September 30, 2021, two manufacturers accounted for 78.9% and 21.1%, respectively, of the total manufacturing costs of the Company.

We do not currently have other reliable alternatives or replacements for these manufacturers. This reliance on a limited number of manufactures increases our risks. If we experience a significant increase in demand of our products, or if we need to replace an existing manufacturer, we may not be able to supplement service or replace them on acceptable terms, which may undermine our ability to deliver products to our customers in a timely manner. Identifying and approving suitable manufacturers could be an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any significant manufacturer would have an adverse effect on our business, financial condition and results of operations. In addition, our manufacturers may face supply chain risks and constraints of their own, which may impact the availability and pricing of our products and delay for the deliveries of our products.

Risks associated with our major manufacturers in mainland China could adversely affect our business, financial condition and results of operations.

We relied on two major manufacturers, Zhongshan Raytech and Zhongshan Leimi, which are located in Zhongshan, mainland China. For the year ended March 31, 2022, payments to Zhongshan Raytech and Zhongshan Leimi accounted for 77.3% and 22.3%, respectively, of the total manufacturing costs of the Company. For the year ended March 31, 2021, payments to Zhongshan Raytech and Zhongshan Leimi accounted for 69.1% and 30.9%, respectively, of the total manufacturing costs of the Company. For the six months ended September 30, 2022, two manufacturers accounted for 82.9% and 17.1%, respectively, of the total manufacturing costs of the Company. For the six months ended September 30, 2021, two manufacturers accounted for 78.9% and 21.1%, respectively, of the total manufacturing costs of the Company. We depend on our ability to provide our customers with a wide range of products from our major manufacturers in a timely and efficient manner. Political and economic instability, global or regional adverse conditions, such as pandemics or other disease outbreaks or natural disasters, the financial stability of our manufacturers, our manufacturers’ ability to meet our standards, labor problems experienced by such manufacturers, the availability or cost of raw materials, merchandise quality issues, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation, and other factors relating to our manufacturers are beyond our control. As an example, the COVID-19 pandemic could adversely impact such manufacturers facilities and operations due to extended holidays, factory closures and risks of labor shortages, among other things, which may materially and adversely affect our business, financial condition and results of operations. As at the date of this prospectus, our two major manufacturers, Zhongshan Raytech and Zhongshan Leimi, have not experienced material impacts imposed by the COVID-19 pandemic.

Further, we rely on our manufacturers’ representations of product quality, safety and compliance with applicable laws and standards. If our manufacturers or other vendors violate applicable laws, regulations, or implement practices regarded as unethical, unsafe, or hazardous to the environment, it could damage our reputation and negatively affect our operating results. Further, concerns regarding the safety and quality of products provided by our manufacturers could cause our customers to avoid purchasing those products from us. As such, any issue, or perceived issue, regarding the quality and safety of any items we sell, regardless of the cause, could adversely affect our reputation, operations and financial results.

We also are unable to predict whether our manufacturers in the future will be subject to new, different, or additional trade restrictions imposed by the PRC or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from manufacturers, including the imposition of additional export restrictions, restrictions on the transfer of funds or increased tariffs or quotas, could increase the cost or reduce the supply of products available to our customers and materially adversely affect our financial performance as well as our reputation. Furthermore, our manufacturers operations may be adversely affected by political and financial instability, resulting in the disruption of trade from exporting countries and regions, restrictions on the transfer of funds or other trade disruptions.

Additionally, the economy of mainland China differs from the economies of most developed countries in many respects, including the extent of government involvement, its level of development, its growth rate and its control over foreign exchange. In recent years, the government of mainland China has implemented measures emphasizing market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises. However, a significant portion of productive assets in mainland China is still owned by the government of mainland China. The government of mainland China continues to play a significant role in regulating industrial development. It also exercises significant control over mainland China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, restricting the inflow and outflow of foreign capital and providing preferential treatment to particular industries or companies. The government of China also has significant authority to exert influence on the ability of a China-based company, such as our manufactures, to conduct their business. Any adverse change in the economic conditions in mainland China, policies of the government or laws and regulations in mainland China could have a material adverse effect on the overall economic growth of China and, in turn, on the business of our major manufactures in mainland China. As a result, we may lose our major manufacturers in mainland China, and we may not have other reliable alternatives or replacements for these manufacturers. A loss of any major manufacturer in mainland China would have an adverse effect on our business, financial condition and results of operations, and may cause Raytech Holding’s Ordinary Shares to significantly decline in value.

Inadequate or inaccurate external and internal information, including budget and planning data, could lead to inaccurate financial forecasts and inappropriate financial decisions.

Our financial forecasts are dependent on estimates and assumptions regarding budget and planning data, market growth, foreign exchange rates and our ability to generate sufficient cash flow to reinvest in the business, fund internal growth, and meet our debt obligations. Our financial projections are based on historical financial data and seasonal effect and on various other assumptions and foreseeable market trend that our management believes to be reasonable under the circumstances and at the time they are made. However, if our external and internal information is inadequate, our actual results may differ materially from our forecasts and cause us to make inappropriate financial decisions. Any material variation between our financial forecasts and our actual results may also adversely affect our future profitability, stock price and stockholder confidence.

We may not manage our growth effectively, and our profitability may suffer.

We experience fluctuations in growth of our different product segments, including periods of rapid or declining growth. We have experience periods of steady expansion in the past 9 years. However, to manage growth successfully, we may need to add qualified managers and employees and periodically update our operating, financial and other systems, as well as our internal procedures and controls. We also must effectively motivate, train and manage our research and development staff. If we fail to add or retain qualified managers, employees and contractors when needed, estimate costs, or manage our growth effectively, our business, financial results and financial condition may suffer.

We cannot assure that we can successfully manage growth and being profitable as we grow. In periods of declining growth, underutilized employees and contractors may result in expenses and costs being a greater percentage of revenues. In such situations, we will have to weigh the benefits of decreasing our workforce or limiting our service offerings and saving costs against the detriment that we could experience from losing valued professionals and their industry expertise and customers.

Our reputation is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation, which depends on earning and maintaining the trust and confidence of our current or potential customers, is critical to our business. Our reputation is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by customers or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. Moreover, any negative media publicity about our industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain customers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

We may not be able to grow at the historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We anticipate significant continuing growth in the foreseeable future. However, past results of operations achieved by us should not be taken as indicative of our future prospects and results of operations, and we cannot assure you that we will grow at the historical rate of growth. Our rapid growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and systems procedures and controls, including the improvement of our accounting and other internal management systems. We also will need to recruit, train, manage and motivate employees and manage our relationships with an increasing number of customers. Moreover, as we introduce new products or enter into new markets, we may face unfamiliar market and operational risks and challenges which we may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in Hong Kong.

If we fail to prevent security breaches, improper access to or disclosure of our data or user data, or other hacking and attacks, we may lose users, and our business, reputation, financial condition and results of operations may be materially and adversely affected.

We plan to have privacy and data security policies in place that are designed to prevent security breaches and we are looking for resources to assist us to develop our security measures against breaches. However, as newer technologies evolve, and the portfolio of the service providers with which the Company shares confidential information with grows, we could be exposed to increased risk of breaches in security and other illegal or fraudulent acts, including cyberattacks. The evolving nature of such threats, in light of new and sophisticated methods used by criminals and cyberterrorists, including computer viruses, malware, phishing, misrepresentation, social engineering and forgery, is making it increasingly challenging to anticipate and adequately mitigate these risks.

We are likely in the future to be subject to these types of attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liabilities, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our manufacturers, customers or other participants, or the internet infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. As we do not carry cybersecurity insurance, we will not be able to mitigate such risks to any third party. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

We do not retain effective intellectual property rights.

We cannot make assurances that the steps we have taken or will take in the future to protect our intellectual property rights are or will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. As at the date of this prospectus, neither we nor Pure Beauty own any registered trademarks in any jurisdiction. We intend to register Pure Beauty’s trademarks in Hong Kong to secure trademark protection after seeking professional advice.  However, whilst registration will usually confirm ownership and subsistence of rights, some registrations can still be challenged due to prior existing rights. We cannot assure you that future our intellectual property rights registrations will be complete or invulnerable.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of Hong Kong’s intellectual property rights laws and the procedures and standards for granting trademarks, copyrights, know-how or other intellectual property rights in Hong Kong are still evolving and are uncertain, and we cannot ensure that Hong Kong courts or regulatory authorities would agree with our analysis. If we were found to be in violation of the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and operating results may be materially and adversely affected.

As at the date of this prospectus, we have been using certain trademarks on Pure Beauty’s daily business operations which are currently registered in Japan and owned by Mr. Ching (the “Japan Pure Beauty Trademarks”). On August 1, 2021, a trademark license agreement was entered into between us and Mr. Ching (the “Japan Trademark License Agreement”), pursuant to which Mr. Ching agreed to irrevocably and unconditionally grant us, our subsidiaries and branches an exclusive license to use the Japan Pure Beauty Trademarks on a royalty-free basis, for 10 years commencing from the date of the Japan Trademark License Agreement. There is no guarantee that we will be able to successfully renew the Japan Trademark License Agreement upon expiration of its current term and that the same will not be revoked or early terminated by Mr. Ching. In the absence of a valid Japan Trademark License Agreement, the use of the Japan Pure Beauty Trademarks by us or Pure Beauty in Japan may subject us or Pure Beauty to trademark infringement claims, and we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits. As a result, our business and operating results may be materially and adversely affected.

Compromise of confidential or proprietary information could damage our reputation, harm our businesses and adversely impact our financial results.

Our own confidential and proprietary information and that of our customers could be compromised, whether intentionally or unintentionally, by our employees, consultants or manufacturers. A compromise of the security of our information technology systems leading to theft or misuse of our own or our customers’ proprietary or confidential information, or the public disclosure or use of such information by others, could result in losses, third-party claims against us and reputational harm, including the loss of customers. The theft or compromise of our or our customers’ information could negatively impact our reputation, financial results and prospects. In addition, if our reputation is damaged due to a data security breach, our ability to attract new engagements and customers may be impaired or we may be subjected to damages or penalties, which could negatively impact our businesses, financial results or financial condition.

Increases in labor costs in Hong Kong may adversely affect our business and results of operations.

The economy in Hong Kong has experienced increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to maintain various statutory employee benefits, including mandatory provident fund scheme and work-related injury insurance, to provide statutorily required paid sick leave, annual leave and maternity leave, and pay severance payments or long service payments. The relevant government agencies may examine whether an employer has complied with such requirements, and those employers who fail to comply commit a criminal offence and may be subject to fines and/or imprisonment. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and operating results may be adversely affected.

Raytech Holding’s principal shareholders have substantial influence over Raytech Holding and their interests may not be aligned with the interests of Raytech Holding’s other shareholders.

Mr. Tim Hoi Ching is currently the beneficial owner of 80 Ordinary Shares or 80% of Raytech Holding’s outstanding Ordinary Shares. Mr. Ching will own approximately [●]% of Raytech Holding’s Ordinary Shares following the offering. Mr. Ching will be able to exert significant voting influence over Raytech Holding’s business, including decisions regarding mergers, consolidations and the sale of all or substantially all of Raytech Holding’s assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by Raytech Holding’s other shareholders, including those who purchased Ordinary Shares in Raytech Holding’s initial public offering. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of Raytech Holding, which could deprive Raytech Holding’s shareholders of an opportunity to receive a premium for their shares as part of a sale of Raytech Holding and might reduce the price of Raytech Holding’s Ordinary Shares.

As a “controlled company” under the rules of the Nasdaq Capital Market, Raytech Holding may choose to exempt it from certain corporate governance requirements that could have an adverse effect on its public shareholders.

Following this offering, our Chief Executive Officer, Mr. Ching, will beneficially own an aggregate [●]% voting power of the Company, which will allow Mr. Ching to determine all matters requiring approval by shareholders. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although Raytech Holding does not currently intend to rely on the “controlled company” exemptions under the Nasdaq listing rules for at least one year after the initial public offering even if Raytech Holding is deemed a “controlled company,” Raytech Holding may elect to rely on these exemptions in the future. If Raytech Holding were to elect to rely on the “controlled company” exemptions, a majority of the members of its board of directors might not be independent directors and its nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if Raytech Holding relies on the exemptions, during the period Raytech Holding remains a controlled company and during any transition period following a time when Raytech Holding is no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, wars, riots, terrorist attacks or similar events may give rise to supply chain disruptions, shipment delays, manufacturing breakdowns, and demand shifts, which could cause adversely affect our ability to provide products and services to our customers. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Hong Kong economy in general. A prolonged outbreak of any illnesses or other adverse public health developments in Hong Kong or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarter is located in Hong Kong, where our management and employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Hong Kong or cause travel restriction in or out of Hong Kong or its surrounding areas, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations. On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets. We do not have any operation or business in Russia or Ukraine, however, we may potentially be indirectly adversely impacted any significant disruption it has caused and may continue to escalate. Any one or more of these events may impede our operation and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

Although our business operations so far have not been materially and adversely affected by the outbreak of the coronavirus (COVID-19), there can be no assurance that our business operations will not be materially and adversely affected by the continuous effect of the COVID-19 pandemic in the future.

An outbreak of respiratory illness caused by the novel coronavirus, commonly referred as “COVID-19” emerged in late 2019 and has spread globally. COVID-19 is considered to be highly contagious and poses a serious threat to public health. The World Health Organization labeled the COVID-19 outbreak as a pandemic on March 11, 2020, given its threat beyond a public health emergency of international concern the organization had declared on January 30, 2020.

In response to the COVID-19 outbreak, the governments of many countries, states, cities and other geographic regions have taken preventative or protective actions, such as imposing restrictions on travel and business operations. Temporary closures of businesses have been ordered and numerous other businesses have temporarily closed voluntarily. These actions may continue to expand in scope, type and impact. These measures, while intended to protect human life, are expected to have significant adverse impacts on domestic and foreign economies of uncertain severity and duration. It is likely that the current outbreak or continued spread of COVID-19 will cause an economic slowdown, which may result in a global recession. The effectiveness of economic stabilization efforts being taken to mitigate the effects of the COVID-19 outbreak is currently uncertain.

A public health pandemic, including COVID-19, potentially poses the risk that the Company or its affiliates, employees, manufacturers, customers and others may be prevented from conducting business activities for an indefinite period of time, including as a result of shutdowns, travel restrictions and other actions that may be requested or mandated by governmental authorities. Such actions may prevent the Company from accessing the facilities of its customers to deliver products and provide services. In addition, our customers may choose to delay or abandon projects on which we provide products and/or services as a result of such actions.

Our sales are mainly derived from Pure Beauty’s operations in Hong Kong. The COVID-19 pandemic has resulted in the temporary lockdown of neighborhoods, quarantine measures, travel restrictions, social distancing restrictions, and the temporary closure of stores and facilities in Hong Kong since the outbreak of the pandemic. The negative impacts of the COVID-19 pandemic on Pure Beauty’s operations in Hong Kong have included, or may continue to include the following:

●	Uncertain economic conditions, such as labor shortages or supply chain issues, may raise customers’ concerns and cause customers to refrain from engaging in Pure Beauty’s services.

●	Quarantine measures impeded Pure Beauty’s ability to contact existing and new customers. Travel restrictions limited other parties’ ability to visit and meet in person. Although most communication could be achieved via video calls, this form of remote communication could be less effective in building trust and communicating with existing and new customers.

Although the Hong Kong government has recently relaxed certain COVID-19 restrictions, including most notably the lifting of compulsory quarantine requirement on arrival at Hong Kong starting from September 26, 2022, it is still difficult to anticipate whether and when other existing COVID-19 restrictions will be lifted or relaxed. The effect of relaxation of COVID-19 restrictions (if any) on Pure Beauty’s operation in Hong Kong currently remains uncertain.

Although the COVID-19 outbreak so far has not materially disrupted our business operations, there can be no assurance that it will not materially and adversely affect us, our employees, manufacturers, or customers in the future. For example, if a significant number of our employees, or employees and third parties performing key functions, including our CEO and members of our board of directors, become ill, our business may be further adversely impacted. In addition, we have modified our business practices (including employee travel, employee work locations, and cancellation of physical participation in meetings, events and conferences), and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, and manufacturers. Such modified business practices (including the extension of remote work arrangements) could pose challenges to our employees and increase operational risk, including cyber security and IT systems management risks, and impair our ability to manage our business. An increase in operational challenges could have a material and adverse effect on our business, financial conditions, and results of operations.

Our liquidity could be negatively impacted if these conditions continue for a significant period of time and we may be required to pursue additional sources of financing to obtain working capital, maintain appropriate inventory levels and meet our financial obligations. Our ability to obtain any required financing is not guaranteed and largely dependent upon evolving market conditions and other factors. Depending on the continued impact of the COVID-19 outbreak, further actions may be required to improve our cash position and capital structure. We cannot assure you that we would be able to take any of these actions on terms that are favorable to us or at all, that these actions would be successful and permit us to meet our scheduled debt service obligations or satisfy our capital requirements, or that these actions would be permitted under the terms of our existing or future debt agreements.

The current COVID-19 pandemic may adversely affect the manufacturing, logistic and delivery of our products in and from mainland China. Due to mainland China’s continuous efforts to contain the spread of the novel coronavirus, which may cause regional lockdowns in mainland China from time to time, the manufacturing of our products and the logistic and delivery of our products from the manufacturers to us and from us to our customers may be adversely affected, which may lead to overdue deliveries. In addition, our manufacturers may not timely receive their raw materials, parts and components, or other services needed for the manufacturing of our products due to the temporary travel restrictions and regional lockdowns in mainland China, which may further delay the manufacturing and logistics of our products.

We may also experience impacts from market downturns and changes in demand for our products and services related to pandemic fears and impacts on our workforce as a result of COVID-19. Although we resumed our sales very soon after a slight sales drops at the initial outbreak of COVID-19 in late 2019 and early 2020 and our operations have not experienced material actual impacts by COVID-19, it is difficult to predict the possible effect and ultimate impact of the COVID-19 outbreak on our business in the future, and there can be no assurance that the impact of COVID-19 will not adversely affect our results of operations, financial conditions and cash flows in the future. If the COVID-19 outbreak becomes more pronounced in our markets, or if another significant natural disaster or pandemic were to occur in the future, our operations in areas impacted by such events could experience further adverse financial impacts due to market changes and other resulting events and circumstances. The extent to which the COVID-19 outbreak impacts our results of operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19, the longevity of COVID-19 and the actions to contain COVID-19 or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

In addition, the effects of a subvariant of the Omicron variant of COVID-19, which may spread faster than the original Omicron variant, as well as the effects of any new variants and subvariants which may develop, including any actions taken by governments, may have the effect of slowing our sales in Hong Kong.

Furthermore, even after the COVID-19 outbreak has subsided, we may experience impacts to our business as a result of the global economic impact of the COVID-19 outbreak, including any economic downturn or recession or other long-term effects that have occurred or may occur to us, our customers and manufacturers in the future.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business is subject to regulation by various governmental agencies in Hong Kong, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as intellectual property laws, employment and labor laws, workplace safety, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in Hong Kong. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us to:

●	investigations, enforcement actions, and sanctions;

●	mandatory changes to our network and products;

●	disgorgement of profits, fines, and damages;

●	civil and criminal penalties or injunctions;

●	claims for damages by our customers or channel partners;

●	termination of contracts;

●	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations; and

●	temporary or permanent debarment from sales to public service organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties with whom we collaborate, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

Members of our management team may in the future be involved in governmental investigations and civil litigations relating to the business affairs of companies with which they are, were or may in the future be affiliated with.

Members of our management team may in the future be involved in governmental investigations and civil litigations relating to the business affairs of companies with which they are, were or may in the future be affiliated with. Any such investigations or litigations may divert our management team’s attention and resources away from managing our business affairs and operations, may be detrimental to our reputation, and thus may negatively affect our business and financial performance.

If Raytech Holding becomes directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations, stock price and reputation and could result in a loss of your investment in Raytech Holding’s stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, including Hong Kong, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on Raytech Holding, its business and its stock price. Although substantially all of our operations are based in Hong Kong and none of our customers are based in mainland China, if Raytech Holding becomes the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our business.

If we fail to compete effectively, we may miss new business opportunities or lose existing customers, and our revenues and profitability may decline.

The market for some of our products is highly competitive. We do not compete against the same companies for all of our products and services or in all geographic regions. Instead, we compete with different companies or businesses of companies depending on the particular types of requested products and services and the location of the customer or delivery of the products and services. Our operations are highly competitive.

Our competitors include large organizations, such as the international personal care electronic design and development organizations, which offer niche products and services that are the same or similar to products or services offered by us; and small firms and independent contractors that focus on specialized products and services. Some of our competitors have significantly more financial resources, a larger national or international presence, larger professional staffs and greater brand recognition than we do. Some have lower overhead and other costs.

If we cannot compete effectively or if the costs of competing, including the costs of hiring and retaining professionals, become too expensive, our revenue growth and financial results could be negatively affected and may differ materially from our expectations.

If we are unable to rely on the services and connections of our key personnel, or retain the current key personnel, our business could be adversely affected.

Our growth has been heavily dependent on the services provided by our management team. They manage our business operation, develop and execute our business strategies and manage the relationship with our key product manufacturers and corporate customers. Therefore, our future success relies on our ability to retain the services of these key management personnel. If any of these key personnel are unable or unwilling to continue to provide services to us, and we are unable to find suitable replacements, we may not be able to continue our operations effectively and efficiently, and our business and financial conditions could be adversely affected.

Certain of our officers or directors may have actual or potential conflicts of interest because of their equity interests in or positions with Raytech Holdings Company Limited and Zhongshan Raytech.

Raytech Holding’s CEO and Chairman, Mr. Ching, and Raytech Holding’s director nominee and the Assistant to CEO of Pure Beauty, Mr. Ling, currently serve as, and will continue to serve as (i) Executive Director and Supervisor respectively of one of our collaborating manufacturers, Zhongshan Raytech, and (ii) Director and Assistant to CEO respectively of Raytech Holdings Company Limited, after the effectiveness of this registration statement. Mr. Ching’s positions at and ownership of Zhongshan Raytech and Raytech Holdings Company Limited, and Mr. Ling’s positions at Zhongshan Raytech and Raytech Holdings Company Limited, on which we rely for manufacturing collaboration, create, or may create the appearance of, conflicts of interest when these officers or directors are faced with decisions that could have different implications for Zhongshan Raytech and Raytech Holdings Company Limited than for us. These potential conflicts could arise, for example, over matters such as the desirability of changes in our business and operations, funding and capital matters, regulatory matters, and contractual arrangements.

Our employees may leave to form or join competitors, and we may not have, or may choose not to pursue, legal recourse against such professionals.

Our employees typically have close relationships with the customers they serve, based on their expertise and bonds of personal trust and confidence. Therefore, the barriers to our employees pursuing independent business opportunities or joining our competitors should be considered low. Although our customers generally contract for services with us as a company, and not with an individual employee, in the event that an employee leaves, such customers may decide that they prefer to continue working with a specific person rather than with us. In the event an employee departs and acts in a way that we believe violates his or her non-competition or non-solicitation agreement, we will consider any legal remedies we may have against such person on a case-by-case basis. We may decide that preserving cooperation and a professional relationship with a former employee or customer, or other concerns, outweighs the benefits of any possible legal recourse. We may also decide that the likelihood of success does not justify the costs of pursuing a legal remedy. Therefore, there may be times we may decide not to pursue legal action, even if it is available to us.

Our business and sales are subject to the business strategies of the brand owners.

For the years ended March 31, 2022 and March 31, 2021, all our revenue were attributed to sales of branded products sourced from brand owners by our long-term customers in Japan. Our business and sales are heavily dependent on the market receptiveness of, and demand for, the products being provided by various brand owners. The overall business strategies and product development plans adopted by these brand owners and their ability to maintain and develop the brands are therefore essential to our business.

As we have limited or no influence on the decisions made by the brand owners in relation to their business strategies, in particular, the production of their existing products and development of new products, we cannot assure that the brand owners will be able to maintain and further develop their brands and/or products, or that our customers will continue to show preferences to their brands and/or products. If the strategies of the brand owners turn out to be unsuccessful or due to any other reasons the marketability of the brands falls substantially, the profitability of our business would be materially and adversely affected.

We cannot assure that our products can meet consumer preferences and needs, and will continue to gain market acceptance and secure market share.

We sell and distribute a variety of beauty device products to the general public through our customers’ sales network. The general acceptance by consumers of the brands and products designed and provided by us is of vital importance to our success and it hinges on a number of factors such as brand image, product quality and customer loyalty. Our success also depends, to a large extent, on our ability to offer a diversified portfolio of products that can meet the changing consumer preferences and needs. There is no assurance that the existing products designed and provided by us will be able to satisfy changes in consumer preferences and needs.

We may also fail to anticipate, identify or respond to the constant changes in relation to consumer preferences and needs on a timely basis, nor can we assure that we will be able to gain or increase market receptiveness and market share for our products.

Consumer preferences and needs for products and brands can change from time to time for various reasons, including negative publicity regarding our products, emergence of competitive products and brands, or a general decrease in demand for the beauty device products distributed and sold us. Any of these events could adversely affect our competitive advantage and market share, which in turn could materially and adversely affect our business, financial condition and results of operation.

We rely on external manufacturers for production of all of our products.

We do not have any production facilities or production lines of our own. Our products are sourced from related and independent external manufacturers in mainland China. For the year ended March 31, 2022, two manufactures, Zhongshan Raytech and Zhongshan Leimi, account for 77.3% and 22.3% of our production, respectively. For the year ended March 31, 2021, payments to Zhongshan Raytech and Zhongshan Leimi accounted for 69.1% and 30.9%, respectively, of the total manufacturing costs of the Company. For the six months ended September 30, 2022, two manufacturers accounted for 82.9% and 17.1%, respectively, of the total manufacturing costs of the Company. For the six months ended September 30, 2021, two manufacturers accounted for 78.9% and 21.1%, respectively, of the total manufacturing costs of the Company. Thus, our control over these external manufacturers in respect of their production process and quality of products is limited. We cannot assure that (i) there will not be any unexpected interruption of supply of products by these external manufacturers due to any reason beyond our control or expectation, such as introduction of new regulatory requirements, import restrictions, revocation of business licenses, power interruptions, fires or other force majeure; or (ii) the products provided to us by these external manufacturers can meet our quality requirements. Any such problems in relation to the supply of our products by external manufacturers could have a material adverse impact on our business.

Our operating results may fluctuate due to seasonality and other factors.

Our sales are subject to certain degree of seasonal fluctuations. Generally, demand for our beauty device products is relatively higher during spring season from March to June. Sales may also fluctuate during the course of a financial year for a number of other reasons, including the timing of launching new products and advertising and promotional campaigns. As a result, these seasonal consumption patterns may cause our operating results to fluctuate from period to period.

We may be unable to maintain rapid growth and implement our future plans.

Our future business growth primarily depends on the successful implementation of our business objectives, business strategies and future plans. These business objectives are based on our existing plans and intentions, most of which are at initial stages and have not been proceeded to the stage of actual implementation and are therefore subject to high degree of risks and uncertainties. Furthermore, we may not be able to achieve the anticipated growth and expansion of our business due to factors which are beyond our control, such as changes in economic environment, market demands, government policies and relevant laws and regulations. As such, there is no assurance that our business objectives, business strategies and future plans will be accomplished, whether in whole or in part or be implemented within the estimated timeline. In the event that our future plans are not implemented and our business objectives are not accomplished, our business, profitability and financial positions in the future may be materially and adversely affected.

Furthermore, our future business plans may be hindered by other factors beyond our control, such as competition from other retailers and distributors selling similar products. Therefore, there is no assurance that our future business plans will materialize, or result in the conclusion or execution of any agreement within the planned time frame, or that our objectives will be fully or partially accomplished.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. There is uncertainty over the global economic condition such as the trade war between the United States and China. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Adverse economic conditions could also reduce the number of customers and interests in our services and products. Should any of these situations occur, our net revenues will decline, and our business and financial conditions will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Risks Related to Our Corporate Structure

Raytech Holding may rely on dividends and other distributions on equity paid by its subsidiary to fund any cash and financing requirements it may have, and any limitation on the ability of Raytech Holding’s subsidiary to make payments to it could have a material adverse effect on Raytech Holding’s ability to conduct its business.

Raytech Holding is a holding company incorporated in the British Virgin Islands, and it may rely on dividends and other distributions on equity paid by its subsidiary for its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to Raytech Holding’s shareholders and service any debt it may incur. If any of Raytech Holding’s subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to Raytech Holding.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Taxation — Hong Kong Profits Taxation” on page 120 of this prospectus. Any limitation on the ability of Raytech Holding’s Hong Kong subsidiary to pay dividends or make other distributions to Raytech Holding could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to Raytech Holding’s business, pay dividends, or otherwise fund and conduct its business.

Raytech Holding’s lack of effective internal controls over financial reporting may affect its ability to accurately report its financial results or prevent fraud, which may affect the market for and price of Raytech Holding’s Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of which this prospectus is a part, Raytech Holding was a private company with limited accounting personnel and other resources for addressing Raytech Holding’s internal control over financial reporting. Raytech Holding’s management has not completed an assessment of the effectiveness of Raytech Holding’s internal control over financial reporting and its independent registered public accounting firm has not conducted an audit of Raytech Holding’s internal control over financial reporting. However, in connection with the audits of Raytech Holding’s consolidated financial statements as of March 31, 2021 and 2022, Raytech Holding and its independent registered public accounting firm identified material weaknesses in Raytech Holding’s internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Raytech Holding’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to i) inadequate segregation of duties for certain key functions due to limited staff and resources; ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; and iii) a lack of independent directors and an audit committee to establish formal risk assessment process and internal control framework.

Raytech Holding intends to implement measures designed to improve its internal control over financial reporting to address the underlying causes of these material weaknesses, including i) hiring more qualified staff to fill up the key roles in the operations; ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and iii) appointing independent directors, establishing an audit committee and strengthening corporate governance.

Raytech Holding will be subject to the requirement that it maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, Raytech Holding’s business, financial condition, results of operations and prospects, as well as the market for and trading price of Raytech Holding’s Ordinary Shares, may be materially and adversely affected if Raytech Holding does not have effective internal controls. Before this offering, Raytech Holding was a private company with limited resources. As a result, Raytech Holding may not discover any problems in a timely manner and current and potential shareholders could lose confidence in Raytech Holding’s financial reporting, which would harm Raytech Holding’s business and the trading price of Raytech Holding’s Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing Raytech Holding’s Ordinary Shares and may make it more difficult for Raytech Holding to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If Raytech Holding identifies such issues or if Raytech Holding is unable to produce accurate and timely financial statements, its stock price may decline and it may be unable to maintain compliance with the Nasdaq Listing Rules.

If Raytech Holding ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

Raytech Holding expects to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, Raytech Holding will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Raytech Holding’s officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Raytech Holding will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. While Raytech Holding currently expects to qualify as a foreign private issuer immediately following the completion of this offering, Raytech Holding may cease to qualify as a foreign private issuer in the future.

Raytech Holding is an “emerging growth company” within the meaning of the Securities Act, and if Raytech Holding takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare Raytech Holding’s performance with other public companies.

Raytech Holding is an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Raytech Holding has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, Raytech Holding, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Raytech Holding’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used. If some investors find Raytech Holding’s Ordinary Shares less attractive as a result, there may be a less active trading market for Raytech Holding’s Ordinary Shares and Raytech Holding’s share price may be more volatile.

Raytech Holding will incur increased costs as a result of being a public company, particularly after Raytech Holding ceases to qualify as an “emerging growth company.”

Upon consummation of this offering, Raytech Holding will incur significant legal, accounting and other expenses as a public company that Raytech Holding did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. Raytech Holding is an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of Raytech Holding’s Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior fiscal year end, and (2) the date on which Raytech Holding has issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases Raytech Holding’s legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After Raytech Holding is no longer an “emerging growth company,” or until five years following the completion of Raytech Holding’s initial public offering, whichever is earlier, Raytech Holding expects to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, Raytech Holding has been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Raytech Holding has incurred additional costs in obtaining director and officer liability insurance. In addition, Raytech Holding incurs additional costs associated with its public company reporting requirements. It may also be more difficult for Raytech Holding to find qualified persons to serve on its board of directors or as executive officers. Raytech Holding is currently evaluating and monitoring developments with respect to these rules and regulations, and Raytech Holding cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Raytech Holding’s board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Raytech Holding’s board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which Raytech Holding has a lien. Raytech Holding’s directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with Raytech Holding, accompanied by the certificate for the shares to which it relates and such other evidence as Raytech Holding’s board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of Raytech Holding; or (vi) a fee of such maximum sum as Nasdaq Capital Market may determine to be payable, or such lesser sum as Raytech Holding’s board of directors may from time to time require, is paid to Raytech Holding in respect thereof.

If Raytech Holding’s directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as Raytech Holding’s board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Risks Related to Doing Business in Hong Kong

All of Pure Beauty’s operations are in Hong Kong.  However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of Raytech Holding’s Ordinary Shares. The government of mainland China may also intervene or impose restrictions on Raytech Holding’s ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the government of mainland China may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the legal and regulatory system of mainland China cannot be certain.

We are not based in mainland China and do not have operations in mainland China except that our manufacturers are located in mainland China. We currently do not have or intend to set up any subsidiary in mainland China, or do not foresee the need to enter into any contractual arrangements with a VIE to establish a VIE structure in mainland China. For the fiscal years ended March 31, 2022, and 2021, we generated all our revenues from Hong Kong. As advised by our PRC counsel, Han Kun Law Offices, as of the date of this prospectus, on the basis that (i) we currently do not have or intend to set up any subsidiary or VIE structure in mainland China, and we do not have any business operations in mainland China, except that we collaborate with manufacturers located in mainland China to manufacture our products, (iii) none of our and our subsidiary’s clients are located in mainland China, and (iv) we and our subsidiary possess personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (iv), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, we do not expect to be materially affected by recent statements by the government of mainland China indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers. However, due to long arm provisions under the current laws and regulations of mainland China, there remains regulatory uncertainty with respect to the implementation and interpretation of laws and regulations in mainland China.

Pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

However, as the government of mainland China may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the government of mainland China to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in mainland China are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and/or

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of Raytech Holding’s Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between Raytech Holding, the ultimate holding company, and Pure Beauty, the wholly-owned operating subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from Pure Beauty. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products and services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of Raytech Holding’s Ordinary Shares, potentially rendering it worthless.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign or overseas force to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act (the “HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current HKSAR chief executives Carrie Lam and John Lee. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of Raytech Holding’s Ordinary Shares. Additionally, the governmental and regulatory interference could significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

There are political risks associated with conducting business in Hong Kong.

Substantially all our operations are based in Hong Kong. Accordingly, our business operations and financial condition will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information included in this prospectus, we derive substantially all of our revenue from operations in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may adversely affect our business operations. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since a substantial part of our operations is based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial position.

If the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Under the Basic Law of the Hong Kong Special Administrative Region of PRC, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and the HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, mainland China and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including Raytech Holding, and the market price of Raytech Holding’s Ordinary Shares could be adversely affected.

There remain some uncertainties as to whether we will be required to obtain approvals from mainland China and Hong Kong authorities to list Raytech Holding’s securities on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that Raytech Holding will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six regulatory agencies of mainland China in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China-based companies and controlled by mainland China-based companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

We are also aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 28, 2021, the CAC and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. In addition, the Cybersecurity Law, which was adopted by the Standing Committee of the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures”, provide that personal information and important data collected and generated by a critical information infrastructure operator, or a “CIIO”, in the course of its operations in mainland China must be stored in mainland China, and if a CIIO purchases internet products and services that affect or may affect national security, it should be subject to national security review by the CAC together with competent departments of the State Council. On November 14, 2021, CAC published the Regulations on the Network Data Security Administration Draft, or the “Data Security Regulations Draft”, to solicit public opinion and comments. Under the Data Security Regulations Draft, an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities, and data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data.

Currently we do not expect the Review Measures to have an impact on the business and operations of Raytech Holding’s Hong Kong subsidiary, Pure Beauty, or this offering, because (i) Pure Beauty is incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China, and it is unclear whether the Review Measures shall be applied to a Hong Kong company; (ii) as of the date of this prospectus, Pure Beauty has not collected and stored personal information of any individual customers of mainland China and possesses personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (ii), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC; and (iii) as of the date of this prospectus, Pure Beauty has not been informed by any governmental authority of mainland China of any requirement that it file for a cybersecurity review for the offering. Based on the foregoing and the advice of Raytech Holding’s PRC legal counsel, Han Kun Law Offices, as of the date of this prospectus, we believe Pure Beauty is not required to pass the cybersecurity review of the CAC in order to list Raytech Holding’s Ordinary Shares in the U.S. Nonetheless, if the authorized PRC regulatory body subsequently determines that we are required to go through such cybersecurity review or if any other PRC government authorities promulgate any interpretation or implementation rules before Raytech Holding’s listing that would require us to go through a cybersecurity review for this offering, we may fail to complete such cybersecurity review procedures in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, reputational damage as well as legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

In addition, on December 24, 2021, the CSRC issued the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”), collectively, the Draft Rules Regarding Overseas Listings. The Draft Rules Regarding Overseas Listing aim to lay out the filing regulation arrangement for both direct and indirect overseas listing by mainland China-based companies and clarify the determination criteria for indirect overseas listing in overseas markets. According to the Draft Rules Regarding Overseas Listings, among other things, after making initial applications with overseas stock markets for initial public offerings or listings, all mainland China-based companies shall file with the CSRC within three working days. The required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings, (ii) compliance certificates, filing or approval documents from the primary regulators of applicants’ businesses (if applicable), (iii) security assessment opinions issued by related departments (if applicable), (iv) legal opinions of mainland China of the PRC, and (v) prospectus. In addition, overseas offerings and listings may be prohibited for such mainland China-based companies when any of the following applies: (1) if the intended securities offerings and listings are specifically prohibited by the laws, regulations or provisions of the PRC; (2) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (3) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies, or the others; (4) if, in the past three years, applicants’ domestic enterprises, controlling shareholders or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in the past three years, any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council.  The Draft Rules Regarding Overseas Listings, if enacted, may subject us to additional compliance requirements in the future, if they are determined to be applicable to Hong Kong companies. If we are determined to be subject to the Draft Rules Regarding Overseas Listings, we cannot assure you that we will be able to receive clearance of such filing requirements in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us. Based on laws and regulations currently in effect in the mainland China of the PRC as of the date of this prospectus, we believe Pure Beauty is not required to obtain regulatory approval from the CSRC before Raytech Holding’s Ordinary Shares can be listed in the U.S.

Since these proposed rules, statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer the Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Ordinary Shares to significantly decline in value or become worthless.

As advised by Raytech Holding’s PRC counsel, Han Kun Law Offices, as of the date of this prospectus, on the basis that (i) we currently do not have or intend to set up any subsidiary or VIE structure in mainland China, (ii) we do not have any business operations in mainland China, except that we collaborate with manufacturers located in mainland China to manufacture the products, (iii) none of our clients are located in mainland China, and (iv) we possess personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (iv), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, we believe, we are currently not required to obtain any permission or approval from the governmental authorities of mainland China to operate our business or to list Raytech Holding’s securities on the U.S. exchanges and offer securities, nor have we been denied of any permissions or approvals from the authorities of mainland China; specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other governmental authority of mainland China to operate our business or to list Raytech Holding’s securities on a U.S. securities exchange or issue securities to foreign investors. Furthermore, Han Kun Law Offices LLP, Raytech Holding’s Hong Kong counsel, has advised Raytech Holding that, as of the date of this prospectus, Raytech Holding is not required to obtain any permission or approval from the governmental authorities of Hong Kong to list on the U.S. exchanges and offer securities and we have obtained all necessary licenses, permissions or approvals including the business registration certificate from the governmental authorities of Hong Kong to operate our business and to the best of our knowledge, no license, permission or approval has been denied.

However, if we (i) do not receive or maintain such permission or approval, should the permission or approval be required in the future by the government of mainland China or Hong Kong, (ii) inadvertently conclude that such permission or approval is not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permission or approval in the future, we may be unable to obtain such permissions or approvals in a timely manner, or at all, and may face regulatory actions or other sanctions from the CSRC, the CAC or other PRC or Hong Kong regulatory authorities if we fail to fully comply with any new regulatory requirements. Consequently, our operations and financial condition could be materially adversely affected, and Raytech Holding’s ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless.

We are aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what potential impact such modified or new laws and regulations will have on Pure Beauty’s daily business operations, Raytech Holding’s ability to accept foreign investments and the listing of Raytech Holding’s Ordinary Shares on a U.S. or other foreign exchanges. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government intervenes or influences operations of companies operated in Hong Kong like us, or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers like Raytech Holding, it may result in a material change in our operations and/or the value of the securities Raytech Holding is registering for sale or could significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer securities to investors and cause the value of Raytech Holding’s Ordinary Shares to significantly decline or become worthless.

Draft rules for cross-border provision and examination of auditing records and other materials in connection with overseas securities issuance and listing was released by the CSRC. While such rules have not yet come into effect, the government of mainland China may impose more stringent requirement for domestic Chinese companies to share business and accounting records with foreign auditing firms and other securities service institutions, which could significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer its Ordinary Shares to investors and could cause the value of Raytech Holding’s Ordinary Shares to significantly decline or become worthless.

On April 2, 2022, the CSRC, in conjunction with the Ministry of Finance, the National Administration of State Secret Protection and the National Archives Administration, issued the Regulations on Enhancing Confidentiality and File Management in Relation to Overseas Securities Issuance and Listing by Domestic Enterprises (Draft for Comments, the “Draft Regulations”), an amendment to the original regulation of the same name published in 2009. The Draft Regulations extend the scope of application of the regulations to indirectly listed enterprises, and expand the definition of “domestic enterprises” to encompass domestic corporations directly listed on overseas exchanges as well as the domestic operating subsidiaries of indirectly listed companies. The Draft Regulations require~~s~~ that, before providing or publicly disclosing documents and materials involving state secrets or government work secrets to security brokers, security service providers, or overseas regulators, the domestic enterprises shall seek approval from the relevant government regulators, and make filings with the local secret protection regulators at the same government level.

The Draft Regulations expand the scope of the regulations from “state secrets” to “state secrets and work secrets of government agencies”. However, the Draft Regulations do not define the scope of such secrets, but merely state that “in case where it is unclear or disputed as to whether state secrets are involved, the issue shall be submitted to the relevant secret protection regulator for determination; in case where it is unclear or disputed as to whether government work secrets are involved, the issue shall be submitted to the relevant government regulator for determination.”

The Draft Regulations mandates that domestic enterprises need to follow the prescribed procedures before furnishing “accounting records or copies of accounting records of significant state or societal storage value” to relevant security brokers, security service providers, and overseas regulators. If it is necessary to transmit such materials of significance out of mainland China, the relevant enterprises need to follow the prescribed procedures for advance approval. Similarly, if an overseas accounting firm intends to provide auditing work on a domestic enterprise seeking overseas listing, the accounting firm shall follow the prescribed procedures under the relevant state laws and regulations. A domestic enterprise shall not provide accounting records to an overseas accounting firm or network who has not satisfied the prescribed procedures.

Therefore, if the Draft Regulations are implemented in their current forms, overseas accounting firms would be required to “follow the relevant procedures under the relevant state laws and regulations” of mainland China. In addition, if, in their work, “accounting records or copies of accounting records of significant state or societal storage value” need to be transmitted out of mainland China, separate advance approval is required.

On August 26, 2022, the PCAOB signed a Statement of Protocol Agreement with the CSRC and the Ministry of Finance of mainland China, which together with two protocol agreements established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. Nevertheless, it is still uncertain whether PCAOB will continue to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China under relevant laws and regulations of mainland China, especially if the Draft Regulations come into effect in their current forms.

We cannot guarantee that we will be able to obtain any approval or authorization from relevant secret protection regulator or other government authorities in a timely manner, or any such approval or authorization can be obtained at all, if the Draft Regulations become effective in their current forms and if we are required to obtain any approval or authorization. Failure to obtain the necessary approvals or complete the required filings in a timely manner may result in the failure to complete the listing or subject us to fines, penalties or other sanctions, which may have a significant adverse impact on our financial position and operations.

In addition, the Draft Regulations take into account the international practice of cross-border audit regulatory co-operation and remove the original requirement that “on-site inspections should be conducted mainly by Chinese regulators, or rely on the inspection results of Chinese regulators” stated in the Regulations on Enhancing Confidentiality and File Management in Relation to Overseas Securities Issuance and Listing published in 2009. This is consistent with the requirements of Article 11 of the Draft Regulations, which makes it clear that Chinese regulators shall provide necessary support through multilateral or bilateral cooperation mechanism for cross-border investigation and examination carried out by overseas securities administrative authorities and regulators on mainland China enterprises seeking overseas listings and security brokers or security service providers providing securities services for such domestic enterprises in respect of their activities relating to such overseas issuance and listings. However, there is no existing tried-and-proved mechanisms for cross-border regulatory cooperation, and it is difficult to carry out shareholder claims or regulatory investigations in mainland China similar to those in the United States, due to various legal and practical problems.

Although we do not believe that we are currently prohibited from providing its accounting records to our auditor or that we or our auditor would be required to go through any prescribed procedures for approval under current laws and regulations of mainland China, if the Draft Regulations are enacted, we may be subject to additional compliance requirements in the future. Since the Draft Regulations are newly promulgated, and the interpretation and implementation are not very clear, we cannot assure you that we will be able to receive clearance of such regulatory requirements in a timely manner, or at all, in the future. If the CSRC, the state secret protection regulator or any other relevant government regulator require that we obtain approval or complete relevant procedure prior to the completion of this offering, the offering will be delayed until we have obtained such approval or completed such procedure. There is also the possibility that we may not be able to obtain or maintain such approval, complete such procedure or that we inadvertently concluded that such approval or procedure was not required. If prior approval or procedure was required while we inadvertently concluded that such approval or procedure was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain such approval or procedure in the future, we may face regulatory actions or other sanctions from the CSRC or other regulatory authorities of mainland China.  Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder Raytech Holding’s ability to offer or continue to offer the Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Ordinary Shares to significantly decline in value or become worthless.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within mainland China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law of mainland China of the PRC, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

Our principal business operation is conducted in Hong Kong. In the event that the U.S. regulators carry out investigation on Raytech Holding and there is a need to conduct investigation or collect evidence within the territory of the mainland China, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in mainland China under the laws and regulations of mainland China. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of mainland China by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of mainland China.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against Raytech Holding or its management named in the prospectus based on Hong Kong laws.

Currently, all of our operations are conducted outside the United States, and all of our assets are located outside the United States. All of Raytech Holding’s directors and officers are Hong Kong nationals or residents  and a substantial portion of their assets are located in Hong Kong. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against Raytech Holding or its management named in the prospectus, as judgments entered in the United States can be enforced in Hong Kong only at common law.  If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. For more information regarding the relevant laws of the British Virgin Islands and Hong Kong, see “Enforceability of Civil Liabilities” beginning on page 55 of this prospectus.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Risks Related to Raytech Holding’s Ordinary Shares and This Offering

There has been no public market for Raytech Holding’s Ordinary Shares prior to this offering, and if an active trading market does not develop you may not be able to resell Raytech Holding’s Ordinary Shares at or above the price you paid, or at all.

Prior to this public offering, there has been no public market for Raytech Holding’s Ordinary Shares. Raytech Holding expects to apply for Raytech Holding’s Ordinary Shares to be listed on the Nasdaq Capital Market. There is no guarantee that Raytech Holding’s application will be approved by the Nasdaq Capital Market. If an active trading market for Raytech Holding’s Ordinary Shares does not develop after this offering, the market price and liquidity of Raytech Holding’s Ordinary Shares will be materially adversely affected. You may not be able to sell any Ordinary Shares that you purchase in the offering at or above the public offering price. Accordingly, investors should be prepared to face a complete loss of their investment.

Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in Raytech Holding’s securities may be prohibited under the HFCA Act if the SEC subsequently determines Raytech Holding’s audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist Raytech Holding’s securities. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, Raytech Holding’s auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. The PCAOB is currently unable to conduct inspections without the approval of the PRC government authorities. Raytech Holding’s U.S. auditor is currently inspected by the PCAOB, and we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in mainland China and we cannot assure you that Raytech Holding’s auditor’s work will continue to be able to be inspected by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. If there is any component of Raytech Holding’s auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years, thus reducing the time period for triggering the prohibition on trading. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. Raytech Holding will be required to comply with these rules if the SEC identifies Raytech Holding as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, Raytech Holding’s securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if Raytech Holding’s auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in Raytech Holding’s Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the AHFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Raytech Holding’s auditor is based in the United States, and therefore is not currently subject to the determinations announced by the PCAOB on December 16, 2021. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit WWC, P.C. to provide audit work papers located in mainland China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, the trading in Raytech Holding’s securities may be prohibited under the HFCA Act, ultimately resulting in a determination by a securities exchange to delist our securities.

The SEC is assessing how to implement other requirements of the AHFCAA, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in mainland China, there can be no assurance that Raytech Holding will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong, or if any component of Raytech Holding’s auditor’s work papers become located in mainland China in the future. Delisting of Raytech Holding’s Ordinary Shares would force holders of Raytech Holding’s Ordinary Shares to sell their Ordinary Shares. The market price of Raytech Holding’s Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based or having substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on the Nasdaq Capital Market, and only permit them to list on the Nasdaq Global Select or the Nasdaq Global Market in connection with a direct listing, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of this scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on Raytech Holding, its offering, business and share price. If Raytech Holding becomes the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend Raytech Holding. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our shares.

Nasdaq may apply additional and more stringent criteria for Raytech Holding’s initial and continued listing because Raytech Holding plan to have a small public offering and Raytech Holding insiders will hold a large portion of its listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities on Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Raytech Holding’s initial public offering will be relatively small and the insiders of Raytech Holding will hold a large portion of its listed securities following the consummation of the offering. Therefore, Raytech Holding may be subject to the additional and more stringent criteria of Nasdaq for its initial and continued listing, which might cause delay or even denial of our listing application.

Raytech Holding’s Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

When Raytech Holding’s Ordinary Shares are approved by the Nasdaq Capital Market and begin trading on the Nasdaq Capital Market, Raytech Holding’s Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing Raytech Holding’s Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that Raytech Holding is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if Raytech Holding came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as Raytech Holding or purchase or recommend the purchase of Raytech Holding’s shares until such time as Raytech Holding became more seasoned. As a consequence, there may be periods of several days or more when trading activity in Raytech Holding’s shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for Raytech Holding’s Ordinary Shares may not develop or be sustained.

The initial public offering price for Raytech Holding’s Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for Raytech Holding’s Ordinary Shares may vary from the market price of its Ordinary Shares following our initial public offering. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. If you purchase Raytech Holding’s Ordinary Shares in Raytech Holding’s initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of Raytech Holding’s Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price for Raytech Holding’s Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

●	the financial projections Raytech Holding may provide to the public, any changes in these projections or our failure to meet these projections;

●	actual or anticipated fluctuations in Raytech Holding’s quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	our capability to catch up with the technology innovations in the industry;

●	announcements by Raytech Holding or its competitors of acquisitions, strategic business relationships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between the Hong Kong dollar and the U.S. dollar; and

●	general economic or political conditions in Hong Kong, the PRC and greater Asia region.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of Raytech Holding’s Ordinary Shares.

You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

The initial public offering price of Raytech Holding’s Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of its Ordinary Shares. Consequently, when you purchase Raytech Holding’s Ordinary Shares in the offering and upon completion of the offering, you will incur immediate dilution of $[●] per share, assuming an initial public offering price of $[●], which is the midpoint of the price range as set forth on the cover page of this prospectus. See “Dilution” on page 61 of this prospectus.

Substantial future sales of Raytech Holding’s Ordinary Shares or the anticipation of future sales of Raytech Holding’s Ordinary Shares in the public market could cause the price of Raytech Holding’s Ordinary Shares to decline.

Sales of substantial amounts of Raytech Holding’s Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of Raytech Holding’s Ordinary Shares to decline. An aggregate of [●] Ordinary Shares are outstanding before the consummation of this offering and [●] Ordinary Shares will be outstanding immediately after the consummation of this offering. Sales of these shares into the market could cause the market price of Raytech Holding’s Ordinary Shares to decline.

Raytech Holding does not intend to pay dividends for the foreseeable future.

Raytech Holding currently intends to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to Raytech Holding’s dividend policy will be made at the discretion of Raytech Holding’s board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

As of the date of this prospectus, Pure Beauty has distributed dividends as follows: On December 31, 2021, Pure Beauty declared a per share dividend of HKD155.80 (US$20) to its then sole shareholder, Mr. Ching, which was paid in full in a total amount of HKD1,558,000 (US$198,915) to the shareholder on January 21, 2022. Other than disclosed above, we have not declared or paid any cash dividends on our capital shares. If Raytech Holding determines to pay dividends on any of Raytech Holding’s Ordinary Shares in the future, as a holding company, it will be dependent on receipt of funds from its Hong Kong subsidiary, Pure Beauty. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by Raytech Holding.

If securities or industry analysts do not publish research or reports about Raytech Holding’s business, or if they publish a negative report regarding Raytech Holding’s Ordinary Shares, the price of Raytech Holding’s Ordinary Shares and trading volume could decline.

The trading market for Raytech Holding’s Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about Raytech Holding or its business. We do not have any control over these analysts. If one or more of the analysts who cover Raytech Holding downgrade Raytech Holding, the price of Raytech Holding’s Ordinary Shares would likely decline. If one or more of these analysts cease coverage of Raytech Holding or fail to regularly publish reports on Raytech Holding, Raytech Holding could lose visibility in the financial markets, which could cause the price of Raytech Holding’s Ordinary Shares and the trading volume to decline.

Raytech Holding may experience extreme stock price volatility unrelated to its actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of Raytech Holding’s Ordinary Shares, and such volatility may subject Raytech Holding to securities litigation.

The market for Raytech Holding’s Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that Raytech Holding’s share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, Raytech Holding may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, Raytech Holding’s Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to Raytech Holding’s actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of Raytech Holding’s Ordinary Shares.

In addition, if the trading volumes of Raytech Holding’s Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of Raytech Holding’s Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of Raytech Holding’s Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of Raytech Holding’s Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in Raytech Holding’s Ordinary Shares. A decline in the market price of Raytech Holding’s Ordinary Shares also could adversely affect its ability to issue additional shares of Ordinary Shares or other securities and Raytech Holding’s ability to obtain additional financing in the future. No assurance can be given that an active market in Raytech Holding’s Ordinary Shares will develop or be sustained. If an active market does not develop, holders of Raytech Holding’s Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. Raytech Holding may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Raytech Holding is incorporated under British Virgin Islands law.

Raytech Holding is a company incorporated under the laws of the British Virgin Islands. Raytech Holding’s corporate affairs are governed by its memorandum and articles of association, the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take action against Raytech Holding’s directors, actions by its minority shareholders and the fiduciary duties of Raytech Holding’s directors to it under the British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the British Virgin Islands. The rights of Raytech Holding’s shareholders and the fiduciary duties of its directors under the British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the British Virgin Islands. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Certain corporate governance practices in the British Virgin Islands, where Raytech Holding was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Raytech Holding is permitted to rely on home country practice with respect to its corporate governance. Although Raytech Holding currently does not intend to rely on home country practice for at least one year after the initial public offering, it may elect to rely on home country practice in the future. If Raytech Holding chooses to follow the British Virgin Islands’ practice in the future, its shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Risk Factors – Risks Related to Raytech Holding’s Ordinary Shares and This Offering – As a foreign private issuer, Raytech Holding is permitted to, and Raytech Holding will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of Raytech Holding’s shares.” on page 51 of this prospectus.

As a result of all of the above, public shareholders may have more difficulties in protecting their interests in the face of actions taken by Raytech Holding’s management, or members of its board of directors, than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.” beginning on page 108 of this prospectus.

As a foreign private issuer, Raytech Holding is permitted to, and it will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

Raytech Holding is exempted from certain corporate governance requirements of the Nasdaq listing rules by virtue of being a foreign private issuer. Raytech Holding is required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the Nasdaq. The standards applicable to Raytech Holding are considerably different than the standards applied to domestic U.S. issuers. For instance, Raytech Holding is not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

●	have regularly scheduled executive sessions with only independent directors; or

●	have executive sessions of solely independent directors each year.

Raytech Holding has relied on and intends to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq.

If Raytech Holding cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, although Raytech Holding is exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may not be listed or may be delisted, which could negatively impact the price of Raytech Holding’s securities and your ability to sell them.

Raytech Holding will seek to have its securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that Raytech Holding will be able to meet those initial listing requirements at that time. Even if Raytech Holding’s securities are listed on the Nasdaq Capital Market, we cannot assure you that Raytech Holding’s securities will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain Raytech Holding’s listing on the Nasdaq Capital Market, Raytech Holding will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price and certain corporate governance requirements. Even if Raytech Holding initially meets the listing requirements and other applicable rules of the Nasdaq Capital Market, it may not be able to continue to satisfy these requirements and applicable rules. If Raytech Holding is unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, its securities could be subject to delisting.

If the Nasdaq Capital Market does not list Raytech Holding’s securities, or subsequently delists Raytech Holding’s securities from trading, Raytech Holding could face significant consequences, including:

●	a limited availability for market quotations for Raytech Holding’s securities;

●	reduced liquidity with respect to Raytech Holding’s securities;

●	a determination that Raytech Holding’s Ordinary Shares are a “penny stock,” which will require brokers trading in Raytech Holding’s Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Raytech Holding’s Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Because our business is conducted in Hong Kong dollars and the price of Raytech Holding’s Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that Raytech Holding files with the SEC and provide to its shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, although Raytech Holding’s Ordinary Shares offered by this prospectus are denominated in United States dollars, Raytech Holding will need to convert the net proceeds it receives into Hong Kong dollars in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds Raytech Holding will have available for our business.

Raytech Holding has broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Raytech Holding’s management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine Raytech Holding’s use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by Raytech Holding’s management to apply these funds effectively could harm our business.

Raytech Holding’s pre-IPO shareholders will be able to sell their shares after completion of this offering subject to restrictions under Rule 144.

Raytech Holding’s pre-IPO shareholders may be able to sell their Ordinary Shares under Rule 144 after completion of this offering. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the stock following completion of the offering, to the detriment of participants in this offering. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. Raytech Holding does not expect any of the Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this offering.

There can be no assurance that Raytech Holding will not be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of Raytech Holding’s Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on Raytech Holding’s current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), Raytech Holding does not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether Raytech Holding is or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of Raytech Holding’s income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with Raytech Holding’s conclusion or that the IRS would not successfully challenge Raytech Holding’s position. Fluctuations in the market price of Raytech Holding’s Ordinary Shares may cause Raytech Holding to become a PFIC for the current or subsequent taxable years because the value of Raytech Holding’s assets for the purpose of the asset test may be determined by reference to the market price of Raytech Holding’s Ordinary Shares. The composition of Raytech Holding’s income and assets may also be affected by how, and how quickly, it uses its liquid assets and the cash raised in this offering. If Raytech Holding were to be or become a PFIC for any taxable year during which a U.S. Holder holds Raytech Holding’s Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements. For a more detailed discussion of the application of the PFIC rules to Raytech Holding and the consequences to U.S. taxpayers if Raytech Holding were or are determined to be a PFIC, see “Taxation— Passive Foreign Investment Company.” beginning on page 118 of this prospectus.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our customer base;

●	our ability to procure the applicable regulatory licenses in the relevant jurisdictions that we operate in;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to retain effective intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	impact of COVID-19 pandemic on our business, results of operations, financial condition and cash flows;

●	overall industry and market performance; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors” Beginning on page 25 of this prospectus. We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. personal care electrical device industries in Hong Kong and greater Asia, may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of Raytech Holding’s Ordinary Shares. In addition, the new and rapidly changing nature of the personal care electrical appliance industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES

Raytech Holding is incorporated in the British Virgin Islands to take advantage of certain benefits associated with being a British Virgin Islands business company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange controls or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the British Virgin Islands. These disadvantages include, but are not limited to:

●	the British Virgin Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

●	British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Raytech Holding’s memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, Raytech Holding’s officers, directors and shareholders, be arbitrated.

All of Raytech Holding’s assets are located in Hong Kong. In addition, all of Raytech Holding’s directors and officers are nationals or residents of Hong Kong.  As a result, it may be difficult for investors to effect service of process within the United States upon Raytech Holding or these persons, or to enforce against Raytech Holding or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Raytech Holding has appointed Puglisi & Associates as its agent to receive service of process upon whom process may be served in any action brought against us under the securities laws of the United States.

Forbes Hare, Raytech Holding’s British Virgin Islands counsel, and Han Kun Law Offices LLP, Raytech Holding’s Hong Kong counsel, have advised Raytech Holding that there is uncertainty as to whether the courts of the BVI or Hong Kong would (i) recognize or enforce judgments of United States courts obtained against Raytech Holding or its directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the British Virgin Islands or Hong Kong against Raytech Holding or its directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is uncertainty with regard to British Virgin Islands law as to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the British Virgin Islands as penal or punitive in nature. If such a determination is made, the courts of the British Virgin Islands are also unlikely to recognize or enforce the judgment against a British Virgin Islands company. Because the courts of the British Virgin Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the British Virgin Islands. Forbes Hare has advised us that although there is no statutory enforcement in the British Virgin Islands of judgments obtained in the federal or state courts of the United States, in certain circumstances a judgment obtained in such jurisdiction may be recognized and enforced in the courts of the British Virgin Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the High Court of the British Virgin Islands, provided such judgment:

●	is given by a foreign court of competent jurisdiction and such foreign court had proper jurisdiction over the parties subject to such judgment;

●	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

●	is final;

●	no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI;

●	is not in respect of taxes, a fine, a penalty or similar fiscal or revenue obligations of the company; and

●	was not obtained in a fraudulent manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the British Virgin Islands.

In appropriate circumstances, a BVI Court may give effect in the BVI to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Han Kun Law Offices LLP, Raytech Holding’s Hong Kong counsel, has further advised Raytech Holding that foreign judgments of United States courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. As a result, subject to the conditions with regard to enforcement of judgments of United States courts being met, including but not limited to the above, a foreign judgment of the United States of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States could be enforceable in Hong Kong.

USE OF PROCEEDS

Raytech Holding estimates that it will receive net proceeds of $[●] from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by Raytech Holding and based upon an assumed initial public offering price of $[●] per Ordinary Share, which is the midpoint of the price range as set forth on the cover page of this prospectus, for net proceeds of approximately $[●].

Raytech Holding plans to use the net proceeds we receive from this offering for the following purposes:

Use of Proceeds	Percentage of the net proceeds
Brand promotion and marketing	25%
Recruitment of talented personnel	25%
Strategic investments and acquisitions	25%
General working capital	25%

The foregoing represents Raytech Holding’s current intentions based upon its present plans and business conditions to use and allocate the net proceeds of this offering. Raytech Holding’s management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. To the extent that the net proceeds Raytech Holding receives from this offering are not immediately used for the above purposes, Raytech Holding intends to invest its net proceeds in short-term, interest-bearing bank deposits or debt instruments.

Brand promotion and marketing

After going public, Raytech Holding aims to further promote its company branding, profile and professional capability in order to achieve strong reputation and reliable image. We believe enhancing the trust level from our existing/potential customers is the key success factor for our industry in the long run. In addition, we plan to conduct feasibilities study about expanding our business to the U.S., Europe and other Asia markets.

Recruitment of talented personnel

Human resources is crucial for our industry, and recruitment of talented personnel continues to be one of our on-going top priorities during day-to-day operations. Thus, we plan to recruit additional experienced staff, including administrative, executive and accounting personnel, marketing and sales as well as designers with solid industry backgrounds that can support the expansion of business, and necessary R&D personnel to support development of new product lines (including oral care and men’s personal care product lines).

Strategic investments and acquisitions

Raytech Holding plans to allocate 25% of the net proceeds of the Offering for strategic investments in complementary businesses, products or services, although Raytech Holding does not currently have any plans or commitments for any such acquisitions or investments.

General working capital

Raytech Holding aims to reserve a portion of net proceeds for general working capital needs and use as daily operation. This can serve as a buffer to deal with the fluctuating economic environment and at the same time provide a stable finance backup for daily operational use.

DETERMINATION OF OFFERING PRICE

Since Raytech Holding’s Ordinary Shares are not listed or quoted on any exchange or quotation system, the offering price of Raytech Holding’s Ordinary Shares was determined by Raytech Holding and the underwriter and is based on an assessment of Raytech Holding’s financial condition and prospects, comparable companies with similar sizes and businesses currently traded on U.S. capital markets, and the general condition of the securities market. It does not necessarily bear any relationship to Raytech Holding’s book value, assets, past operating results, financial condition or any other established criteria of value. Although Raytech Holding’s Ordinary Shares are not listed on a public exchange, Raytech Holding intends to obtain a listing on the Nasdaq Capital Market immediately after the closing of the offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the Ordinary Shares. That price is subject to change as a result of market conditions and other factors, including the depth and liquidity of the market for the Ordinary Shares, investor perception of us and general economic and market conditions, and we cannot assure you that the Ordinary Shares can be resold at or above the public offering price.

DIVIDEND POLICY

Subject to the BVI Act and Raytech Holding’s memorandum and articles of association, Raytech Holding’s board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of Raytech Holding’s assets will exceed its liabilities and Raytech Holding will be able to pay its debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

As of the date of this prospectus, Pure Beauty has distributed dividends as follows: On December 31, 2021, Pure Beauty declared a per share dividend of HKD155.80 (US$20) to its then sole shareholder, Mr. Ching, which was paid in full in a total amount of HKD1,558,000 (US$198,915) to the shareholder on January 21, 2022. If Raytech Holding determines to pay dividends on any of Raytech Holding’s Ordinary Shares in the future, as a holding company, Raytech Holding will be dependent on receipt of funds from its Hong Kong subsidiary Pure Beauty. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by Raytech Holding.

Other than disclosed above, Raytech Holding has not declared or paid any cash dividends on its capital shares. Raytech Holding currently intends to retain all available funds and future earnings, if any, for the operation and expansion of our business and does not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to Raytech Holding’s dividend policy will be made at the discretion of Raytech Holding’s board of directors after considering Raytech Holding’s financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

If Raytech Holding determines to pay dividends on any of Raytech Holding’s Ordinary Shares in the future, as a holding company, Raytech Holding will be dependent on receipt of funds from its Hong Kong subsidiary, Pure Beauty.

Cash dividends, if any, on Raytech Holding’s Ordinary Shares will be paid in U.S. dollars.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by Raytech Holding. See “Taxation - Hong Kong Profits Taxation.” on page 120 of this prospectus.

CAPITALIZATION

The following table sets forth Raytech Holding’s capitalization as of September 30, 2022:

●	on an actual basis; and

●	on an as adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at the assumed initial public offering price of $[●] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and the estimated offering expenses payable by Raytech Holding.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” beginning on page 63 of this prospectus.

September 30, 2022
	Actual	Actual	Adjusted(1)
	HKD	US$	US$
Shareholders’ equity:
Ordinary Shares, US$1 par value, authorized 50,000 shares as of September 30, 2022; [●] shares issued and outstanding, as adjusted to reflect the 100 Ordinary Shares issued and outstanding as of September 30, 2022
Shares subscription receivable
Retained earnings
Total shareholders’ equity

(1)	The number of ordinary shares to be outstanding after the offering is based on [●], which is the number of shares outstanding on September 30, 2022.

DILUTION

If you invest in Raytech Holding’s Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and Raytech Holding’s net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Raytech Holding’s net tangible book value as of September 30, 2022 was approximately $[●], or $[●] per Ordinary Share. Net tangible book value represents the amount of Raytech Holding’s total consolidated tangible assets, less the amount of Raytech Holding’s total consolidated liabilities. Dilution is determined by subtracting the as adjusted net tangible book value per Ordinary Share from the initial public offering price per Ordinary Share and after deducting the estimated discounts to the underwriter and the estimated offering expenses payable by Raytech Holding.

After giving further effect to Raytech Holding’s sale of [   ] Ordinary Shares in this offering at the assumed public offering price of $[   ] per Ordinary Share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated offering expenses payable by Raytech Holding, Raytech Holding’s pro forma as adjusted net tangible book value as of September 30, 2022 is $[   ], or $[   ] per Ordinary Share. This represents an immediate increase in as adjusted net tangible book value per Ordinary Share of $[   ] to our existing stockholders and an immediate dilution in as adjusted net tangible book value per Ordinary Share of $[   ] to new investors purchasing Ordinary Shares in this offering.

The following table illustrates this dilution on a per Ordinary Share basis.

Assumed initial public offering price per ordinary share	$	[	]
Net tangible book value per Ordinary Share as of September 30, 2022	$	[	]
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Ordinary Shares in this offering	$	[	]
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	$	[	]
Dilution per Ordinary Share to new investors in this offering	$	[	]

An increase (decrease) in the assumed initial public offering price of Raytech Holding’s Ordinary Shares would increase (decrease) Raytech Holding’s net tangible book value after giving effect to the offering assuming no change to the number of Raytech Holding’s Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting estimated expenses payable by Raytech Holding.

To the extent that Raytech Holding issues additional Ordinary Shares in the future, there will be further dilution to new investors participating in this offering.

The following table summarizes, on an as adjusted basis as of September 30, 2022, the differences between existing shareholders and the new investors, the total consideration paid and the average price per Ordinary Share before deducting the estimated discounts to the underwriter and the estimated offering expenses payable by Raytech Holding.

	Ordinary Shares purchased			Total consideration				Average price per ordinary
	Number	Percent		Amount		Percent		share
Existing shareholders	[ ]	[ ]	%	$	[ ]	[ ]	%	$	[ ]
New investors	[ ]	[ ]	%	$	[ ]	[ ]	%	$	[ ]
Total	[ ]	100.0%		$	[ ]	100.0%		$	[ ]

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

Pure Beauty was incorporated under the laws of Hong Kong with limited liability on April 15, 2013 and Raytech Holding’s Chairman and CEO, Mr. Ching is the founder. In order to prepare for this offering, a series of restructure actions have been taken. In June 2022, Raytech Holding was incorporated under the laws of the British Virgin Islands with the sole purpose being a holding company of Pure Beauty. Upon incorporation, Raytech Holding issued 100 founder shares of ordinary share, par value $1.00 per share, to Mr. Ching (90 shares) and other minority shareholders (collectively 10 shares) at $1.00 per share. In August 2022, Mr. Ching, as the sole member of Pure Beauty, transferred all outstanding 10,000 shares of Pure Beauty held by him to Raytech Holding, in conjunction with which, Pure Beauty issued additional 790,000 shares to Raytech Holding; resulting in Raytech Holding being the parent company of Pure Beauty, holding a total of 800,000 shares in Pure Beauty. In September 2022, Mr. Ching subsequently transferred 5 shares of Raytech Holding to APTC Holdings Limited, a British Virgin Islands company, and 5 shares of Raytech Holding to Mr. Chun Yin Ling, a director nominee of Raytech Holding and a director assistant of Pure Beauty at $1.00 per share. As of the date hereof, Mr. Ching holds 80% of the equity interests in Raytech Holding and other minority shareholders collectively hold 20% of the equity interests in Raytech Holding.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with Raytech Holding’s unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions. Raytech Holding’s actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

Leveraging our expertise in personal care electrical appliance industry, we aim to promote consumer lifestyles and drive the awareness of personal grooming. Through Raytech Holding’s wholly-owned subsidiary in Hong Kong, Pure Beauty, we principally engage in the sourcing and wholesaling of personal care electrical appliances for international brand owners. We also provide product design and development collaboration as a value-added service for our customers. Our customers are brand owners of personal care electrical appliances who market and sell their personal care electrical appliances products to end consumers. Commencing our operation in 2013, we have accumulated over 9 years of experience in the industry.

Over years of operation, we have sourced and wholesaled a wide range of personal care electrical appliances, which can be broadly classified into five major categories: (i) hair styling series, including hair dryer, hair straightener and curling iron; (ii) trimmer series, including facial shaver, nose trimmer and eyebrow trimmers; (iii) neck care series; (iv) nail care series; and (v) other personal care series, including eyelash curler, facial brushes, electric cosmetic brush cleaners, and callus removers. In particular, we are specialized in sourcing and wholesaling hair dryers within our hair styling series which primarily include salon-type hair protection and styling functions or compact design for travel.

Our customers are brand owners of personal care electrical appliances including, Koizumi Corporation Inc, one of the top 10 sellers in terms of retail volume in the personal care electrical appliance market in Japan as stated in “Personal Care Appliances in Japan” by Euromonitor International in January 2023. We maintain long term business relationship with our customers.  Leveraging our substantial experience and expertise in the personal care electrical appliances industry, we believe we are well positioned to maintain our relationship with our current customers, and explore our market share in the U.S., Europe and other Asia markets in the near future.

Since our inception, our business has generated significant growth in revenues and profits. Due to the impact of a weaker global economy and market trend, our revenue decreased from HKD23,122,529 for the six months ended September 30, 2021 to HKD18,464,484 (US$2,352,224) for the six months ended September 30, 2022, representing a decrease of 20.1%. Our net income decreased from HKD5,251,551 for the six months ended September 30, 2021 to HKD1,945,562 (US$247,849) for the six months ended September 30, 2022, representing a decrease of 63.0%.

Key Factors that Affect Results of Operations

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

Competition from other sellers in the market

The personal care electric appliances sourcing market is relatively fragmented and competitive. We primarily compete with other sourcing offices in the industry and indirectly compete with manufacturers based in South Asia. We compete based on our product quality, research and development capabilities, established customer relationships and our experienced management team. Our current and future competitors may have longer operating histories, larger and more established customer bases, better manufacturer relationships, better supply chain capabilities, or greater financial, technical, or marketing resources than we do. Competitors may leverage their experience and resources to compete with us in a variety of ways, including investing more heavily in sales and marketing, adopting more aggressive pricing strategies, and making acquisitions for the expansion of their products. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competition may have a material adverse impact on our business, financial condition, and results of operation.

Our ability to retain existing customers and attract new customers

Our success depends on our ability to maintain good relationships with our existing customers and increase sales to them over time, as a significant amount of current net revenue is generated from sales to a limited number of existing customers. If we are unable to satisfy our existing customer needs in terms of product quality or service level, our business transactions with our customers may decline, and our operating results and financial conditions would be adversely impacted in a material manner.

In addition, our future success depends in part on our ability to attract new customers and continue to expand our customer base. In order to attract new customers, we must increase our investment in sales and marketing function across markets and recruit the right talent to drive the expansion efforts. Such investment and recruitment activities may not necessarily yield an increase in revenue, and even if they do, the expenses we will incur may more than offset any increase in revenue, which would harm our business, financial condition, and growth prospects.

Our ability to manage costs of raw materials or transportation

Changes in the costs of raw materials or transportation indirectly affect our cost structure. Any increase in production costs may be passed on to us, but we might not be able to pass on all or any part of the subsequent increase in costs to our customers, which may have a material adverse effect on our financial performance. We do not have long-term contracts with third-party contract manufacturers and raw material vendors. We usually enter into fixed-price contracts with vendors and agree on raw materials pricing concurrently with our acceptance of each customer order, but in some cases a short time gap may be inevitable. Where market forces drive up raw material costs, we may from time to time fail to negotiate price terms that are advantageous to us and hence put pressure on our profit margin.

A downturn in general economic conditions

Majority of our revenue was derived from sales to Japan consumer market, with future expansion strategies into the U.S., Europe and Asia market. In recent years, the global economic indicators have shown mixed signs, and the future growth of the economies are subject to many factors beyond our control. A downturn in the economy could adversely impact consumer purchases of discretionary items such as personal care electric appliances. Factors that could affect consumers’ willingness to make such discretionary purchase include general business conditions, levels of employment, interest rates and tax rates, the availability of consumer credit, and consumer confidence in future economic conditions. In the event of an economic downturn, we could experience lower than expected net sales, which could force us to delay or slow our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flows.

The COVID-19 pandemic could have a material adverse impact on our business, operating results, and financial condition.

The COVID-19 pandemic and the travel restrictions, quarantines, and other related public health measures and actions taken by governments and the private sector have adversely affected global economies, financial markets, and the overall environment for our business, and the extent to which it may continue to impact our results of operations and overall financial performance remains uncertain. The global macroeconomic effects of the pandemic may persist indefinitely, even after the pandemic has subsided.

Supply chain disruptions have become a major challenge for the global economy since the start of the COVID-19 pandemic. These shortages and supply-chain disruptions are significant and widespread. Lockdowns in several countries across the world, labor shortages, robust demand for tradable goods, disruptions to logistics networks, and capacity constraints have resulted in increases in freight costs and delivery times. Companies that are reliant on the movement of goods and materials, such as our company, may suffer from plant closures and supply shortages across the extended supply network.

Economic, political and social conditions in mainland China and Hong Kong, as well as its government policies, laws and regulations

Our key operations are in Hong Kong. However, due to the long arm provisions under the current laws and regulations of mainland China, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of Raytech Holding’s Ordinary Shares. Accordingly, our business, prospects, financial condition, and results of operations may be influenced to a significant degree by the political, economic, and social conditions in the PRC generally and by the continued economic growth in mainland China as a whole. Accordingly, our results of operations and prospects are, to a significant degree, subject to economic, political, and legal developments in the PRC.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Basis of Presentation

The unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by the U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with the U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statement of the Company’s financial position as of September 30, 2022, and results of operations and cash flows for the six-month periods ended September 30, 2021 and 2022. The unaudited interim condensed consolidated balance sheet as of September 30, 2022 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by the U.S. GAAP. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended March 31, 2021 and 2022, and related notes included in the Company’s audited consolidated financial statements.

Use of estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of property and equipment, the recoverability of long-lived assets and implicit interest rate of operating leases. Actual results could differ from those estimates.

Risks and uncertainties

Beginning in January 2021, the outbreak of COVID-19 has severely impacted the global and has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. Both business and operations have been affected as a result, including implementation of temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely.

The Company has gradually resumed normal operations since January 2022. Many of the quarantine measures within Hong Kong have been relaxed in the first quarter in 2022. However, if the situation materially deteriorates in Hong Kong, China or elsewhere in the world, results of operations and financial condition could be materially and adversely affected. The Company will regularly assess and adopt measures to offset any challenges created by the ongoing pandemic.

Functional currency and foreign currency translation

The Company uses Hong Kong dollars (“HKD”) as its reporting currency. The functional currency of the Company and its subsidiary which is incorporated in Hong Kong is HKD, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

In the unaudited interim condensed consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the unaudited interim condensed consolidated income statements during the six months in which they occur.

Convenience translation

Translations of amounts in the unaudited interim condensed consolidated balance sheet, unaudited interim condensed consolidated statements of income and unaudited interim condensed consolidated statements of cash flows from HKD into US$ as of and for the six months ended September 30, 2022 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD7.8498, as published in H.10 statistical release of the United States Federal Reserve Board. Translations of amounts in the consolidated balance sheet, consolidated statements of income and consolidated statements of cash flows from HKD into US$ as of and for the year ended March 31, 2022 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD7.8325, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Cash

Cash mainly represents cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. As of March 31, 2021 and 2022, and September 30, 2022, the Company did not have any cash equivalents. The Company maintains its bank accounts in Hong Kong SAR.

Accounts receivable, net

Accounts receivables are recognized and carried at the original invoiced amount less an estimated allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on general and individual account analysis and historical collection trends. The Company establishes general and specific allowance when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Provision for doubtful accounts was Nil, Nil and Nil as of March 31, 2021 and 2022, and September 30, 2022, respectively.

Merchandise inventories, net

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Any excess of the cost over the net realizable value of each item of merchandise inventories is recognized as a provision for diminution in the value of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. The Company periodically evaluates merchandise inventories for their net realizable value adjustments and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. As of March 31, 2021 and 2022, and September 30, 2022, no merchandise inventory reserve was recorded because no slow-moving, obsolete, or damaged merchandise inventory was identified, respectively.

Prepayments

Prepayments primarily consists of prepaid rent. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of March 31, 2021 and 2022, and September 30, 2022, no allowance was deemed necessary.

Deferred initial public offering (“IPO”) costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. As of September 30, 2022, the Company did not conclude its IPO. During the six months ended September 30, 2022, the Company recorded a charge of HKD708,890 (US$90,307) related to the IPO. As of March 31, 2022 and September 30, 2022, the accumulated deferred IPO costs was Nil and HKD 708,890 (US$90,307), respectively.

Long-term deposits

Long-term deposits are mainly for rent, utilities and money deposited with certain manufacturers. These amounts are refundable and bear no interest. The long-term deposits are refunded from manufacturers when the terms and conditions set forth in the agreements have been satisfied.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Useful Life
Office equipment	2 years
Office furniture and fixtures	2 years
Leasehold improvements	lesser of lease term or expected useful life

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2021 and 2022, and September 30, 2022, no impairment of long-lived assets was recognized.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Leases

The Company adopted ASC 842 on April 1, 2020. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to April 1, 2020 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

Revenue recognition

Effective April 1, 2020, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after April 1, 2020 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenue remains substantially unchanged. There were no cumulative effect adjustments for service contracts in place prior to April 1, 2020. The effect from the adoption of ASC Topic 606 was not material to the Company’s unaudited interim condensed consolidated financial statements.

Revenue from contracts with customers is recognized using the five-step model defined by ASC Topic 606 requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Control is the ability to direct the use of and obtain substantially all of the remaining benefits from the specified goods and services.

The Company currently generates its revenue through sourcing and wholesaling of Japanese beauty products, as well as personal care products and other products, through distribution network to Japan market. Currently, the Company sells its products through sourcing and wholesale customers. The Company sells goods under Free On Board (“FOB”) shipping point term, and revenue is recognized when product is loaded on the ships and control is deemed as transferred. Typical payment terms set forth in the invoice is within 30 days.

The Company is the principal for the majority of its transactions and recognizes revenue on a gross basis. The Company is the principal when it has control of the merchandise before it is transferred to customers, which generally is established when the Company is primarily responsible for merchandising decisions, maintains the relationship with customer, and has pricing discretion.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers. For certain products, customers are required to pay before the goods are delivered. The Company recognizes a contract asset or a contract liability in the unaudited interim condensed consolidated balance sheets, depending on the relationship between the Company’s performance and the customer’s payment.

The Company classifies its right to consideration in exchange for goods transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its unaudited interim condensed consolidated balance sheets when it delivers the goods in advance of receiving consideration and if it has the unconditional right to receive consideration. The Company did not have any capitalized contract cost as of March 31, 2022 and September 30, 2022.

Contract liabilities are recognized if the Company receives consideration in advance from customers. The Company expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. As of March 31, 2022 and September 30, 2022, the contract liabilities of the Company amounted to Nil and HKD462,414 (US$58,907), respectively.

Merchandise costs

Cost of sales of beauty products, personal care products and other products, which are directly related to revenue-generating transactions, primarily consist of cost of purchasing of products.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of motor vehicle running expenses, travelling and entertainment and general administrative expenses such as of staff costs, rental expenses, depreciation, legal and professional fees and other miscellaneous administrative expenses.

Employee Benefit

Hong Kong Employment Ordinance (“The Ordinance”) requires an employee employed under a continuous employment contract is entitled to sickness allowance if (1) the sick leave taken is not less than four consecutive days; (2) the sick leave take is supported by an appropriate medical certificate; and (3) the employee has accumulated sufficient number of paid sickness days. The daily rate of sickness allowance is a sum equivalent to four-fifths of the average daily wages earned by an employee in the 12-month period preceding the first sickness day.

The Ordinance also requires an employee is entitled to 12 statutory holidays regardless of his or her length of services. Holiday pay should be paid the employee whose continuous employment contract is not less than three months immediately preceding a statutory holiday is entitled to the holiday pay.

An employee is entitled to a paid annual leave after having been employed under a continuous employment contract for every 12 months. An employee’s paid annual leave increases progressively from 7 days to a maximum of 14 days in accordance with his or her length of employment.

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their regular employees in Mandatory Provident Fund Schemes. Regular employees are those who are at between 18 and 65 years of age and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions at least 5% of the employee’s monthly income between HKD7,000 and HKD30,000 and HKD1,500 of the employee’s monthly income over HKD30,000.

Government Grant

Government grant which is amount granted by local government authorities as an incentive for companies to develop, upgrade and restructure operation, promote domestic sales and enhance competitiveness and facilitate business development. The Company receives government grant related to government sponsored projects and records such government grants as a liability when it is received. The Company records government grants as other income when there is no further performance obligation. Total government grant amounted to HKD452,250 and Nil for the six months ended September 30, 2021 and 2022, respectively. Total government grant amounted to nil and HKD452,250 (US$57,740) for the years ended March 31, 2021 and 2022, respectively.

Income taxes

Raytech is not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by Raytech and the Company’s subsidiary in Hong Kong, Pure Beauty to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

Pure Beauty is incorporated in and carry trade and business in Hong Kong and is subject to Hong Kong profits tax under Inland Revenue Department Ordinance.

The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Group is not currently subject to tax in the British Virgin Islands.

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited interim condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2021 and 2022 and the six months ended September 30, 2021 and 2022.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes its liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the diluted effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2021 and 2022, and six months ended September 30, 2021 and 2022, there were no dilutive shares.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and account receivable. The Company places its cash with financial institutions with high-credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service customers. To reduce credit risk, the Company performs ongoing credit evaluations of the financial condition of these service customers. The Company establishes a provision for doubtful accounts based upon estimates, factors surrounding the credit risk of specific service customers and other information.

Concentration of customers

As of September 30, 2022, one major customer, who is a distributor represent and sell brands of well-known manufactures from Japan and abroad, accounted for 95.7% of the Company’s total accounts receivable. As of March 31, 2021 and 2022, one major customer, who is a distributor represent and sell brands of well-known manufactures from Japan and abroad, accounted for 100.0% and 96.8% of the Company’s total accounts receivable, respectively.

For the six months ended September 30, 2021 and 2022, one major customer, who is a distributor represent and sell brands of well-known manufactures from Japan and abroad, accounted for 97.4% and 98.9% of the Company’s total revenues, respectively. For the years ended March 31, 2021 and 2022, one major customer, who is a distributor represent and sell brands of well-known manufactures from Japan and abroad, accounted for 98.5% and 97.8% of the Company’s total revenues, respectively.

Concentration of manufacturers

As of September 30, 2022, one manufacturer accounted for 94.9% of the total balance of accounts payable. This one manufacturer is a related party. As of March 31, 2021, two manufacturers accounted for 80.6% and 19.4% of the total balance of accounts payable, respectively. As of March 31, 2022, two manufacturers accounted for 82.6% and 15.2% of the total balance of accounts payable, respectively. The major manufacturer is a related party.

For the six months ended September 30, 2021, two manufacturers accounted for 78.9% and 21.1% of our total purchases, respectively. For the six months ended September 30, 2022, two manufacturers accounted for 82.9% and 17.1% of our total purchases, respectively. The major manufacturer is a related party. For the year ended March 31, 2021, two manufacturers accounted for 69.1% and 30.9% of our total purchases, respectively. For the year ended March 31, 2022, two manufacturers accounted for 77.3% and 22.3% of our total purchases, respectively. The major manufacturer is a related party.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in unaudited interim condensed consolidated financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in Hong Kong, no geographical segments are presented.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses.” ASU 2019-11 is an accounting pronouncement that amends ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The ASU 2019-11 amendment provides clarity and improves the codification to ASU 2016-03. The pronouncement would be effective concurrently with the adoption of ASU 2016-03. The pronouncement is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. In February 2020, the FASB issued ASU No. 2020-02, which provides clarifying guidance and minor updates to ASU No. 2016-13 – Financial Instruments – Credit Loss (Topic 326) (“ASU 2016-13”) and related to ASU No. 2016-02 - Leases (Topic 842). ASU 2020-02 amends the effective date of ASU 2016-13, such that ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact this ASU will have on its unaudited interim condensed consolidated financial statements and related disclosures.

On December 18, 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740), Simplifying the Accounting for Income Taxes. This guidance amends ASC Topic 740 and addresses several aspects including 1) evaluation of step-up tax basis of goodwill when there is not a business combination, 2) policy election to not allocate consolidated taxes on a separate entity basis to entities not subject to income tax, 3) accounting for tax law changes or rates during interim periods, 4) ownership changes from equity method investment to subsidiary or vice versa, 5) elimination of exception to intrapetrous allocation when there is gain in discontinued operations and a loss from continuing operations, and 6) treatment of franchise taxes that are partially based on income. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is evaluating the impact of this guidance on its unaudited interim condensed consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company is currently evaluating the impact of this new standard on the Company’s unaudited interim condensed consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022.The amendments in this Update should be applied retrospectively. The Company does not expect the adoption of this standard to have a material impact on its unaudited interim condensed consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of income and unaudited interim condensed consolidated statements of cash flows.

Results of Operations

For the Six months ended September 30, 2021, compared to six months ended September 30, 2022

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	For the six months ended September 30,
	2021		2022
	HKD	% of revenue	HKD	US$	% of revenue
Revenue	23,122,529	100.0%	18,464,484	2,352,224	100.0%
Operating Expenses
Merchandise costs	(16,675,814)	(72.1)%	(13,778,560)	(1,755,275)	(74.6)%
Selling, general and administrative expenses	(705,844)	(3.1)%	(2,308,656)	(294,104)	(12.5)%

Total operating expenses	(17,381,658)	(75.2)%	(16,087,216)	(2,049,379)	(87.1)%

Income from operations	5,740,871	24.8%	2,377,268	302,845	12.9%

Interest income	196	*	445	57	*
Interest expenses	-	*	(4,204)	(536)	*
Unrealized gain/(loss) from foreign currency exchange	572	*	(49,570)	(6,315)	(0.3)%
Government grants	452,250	2.0%	-	-	*

Total other income/(expenses), net	453,018	2.0%	(53,329)	(6,794)	(0.3)%

Income before income taxes	6,193,889	26.8%	2,323,939	296,051	12.6%

Income tax expense	(942,338)	(4.1)%	(378,377)	(48,202)	(2.0)%
Net income	5,251,551	22.7%	1,945,562	247,849	10.6%

*	Less than 0.1%

Revenue

For the six months ended September 30, 2021, and 2022, we generated our revenue primarily through sales of personal care products.

Our revenue decreased by 20.1% to HKD18,464,484 (US$2,352,224) for the six months ended September 30, 2022 from HKD23,122,529 for the six months ended September 30, 2021. The decrease was principally driven by the cease sales from new product series - neck care series introduced in last financial year, which caused by market trend.

For the six months ended September 30, 2021, and 2022, we generated significant sales to our key customer. This key customer is a Japanese corporate with established global brands across a myriad of sectors, including but not limited to, beauty, audio and electric cooking and home appliances.

Merchandise costs

The following table shows disaggregated merchandise costs by major cost items for the six months ended September 30, 2021 and 2022, respectively:

	For the six months ended September 30,
	2021	2022	2022
	HKD	HKD	US$
Merchandise costs	15,925,843	12,899,329	1,643,268
Commissions	670,920	811,102	103,328
Freight, transport, and testing and inspection	79,051	68,129	8,679
Total	16,675,814	13,778,560	1,755,275

Our merchandise costs decreased by 19.0% to HKD12,899,328 (US$1,643,268) for the six months ended September 30, 2022 from HKD15,925,843 for the six months ended September 30, 2021. The decrease was in correspondence to our decrease of sales.

Selling, general and administrative expenses

For the six months ended September 30, 2021, and 2022, our Selling, general and administrative expenses consisted of staff costs, rental expenses, depreciation and legal and professional fees. The following table sets forth a breakdown of our general and administrative expenses for the six months ended September 30, 2021 and 2022:

	For the six months ended September 30,
	2021	2022	2022
	HKD	HKD	US$
Staff costs	258,821	228,466	29,105
Rental expenses	150,000	150,000	19,019
Transport and travelling	56,488	102,920	13,111
Selling and marketing	91,941	62,824	8,003
Depreciation	10,122	59,590	7,591
Legal and professional fees	95,650	1,655,056	210,841
Others	42,822	49,800	6,344
Total	705,844	2,308,656	294,104

Staff costs

Our staff costs decreased by 11.7% to HKD228,466 (US$29,105) for the six months ended September 30, 2022 from HKD258,821 for the six months ended September 30, 2021 mainly due to a decrease in headcount and salaries.

Rental expenses

Our rental expenses mainly represented rental expenses for Hong Kong office. Our rental and office expenses remained unchanged as HKD150,000 for the six months ended September 30, 2021 and 2022.

Transport and travelling

For the six months ended September 30, 2021, and 2022, our transport and travelling consisted of motor vehicle running cost, travel and communication expenses and other travel related expenses. Our transport and travelling expenses increased by 82.2%, primarily due to an increase in business travel.

Selling and marketing

For the six months ended September 30, 2021, and 2022, our selling and marketing expenses decreased by 31.7% from HKD91,941 for the six months ended September 30, 2021 to HKD62,824 (USD8,003) for the six months ended September 30, 2022. The decrease was principally driven by the decrease in sales of personal care products.

Depreciation

Our depreciation mainly represented depreciation for our property and equipment. Our depreciation for our property and equipment increased from HKD10,122 for the six months ended September 30, 2021 to HKD59,590 (US$7,591) for the six months ended September 30, 2022 due to the depreciation of the new right-of-use assets related to our leased office.

Legal and professional fee

Our legal and professional fee increased by 1630.3% to HKD1,655,056 (US$210,841) for the six months ended September 30, 2022 from HKD95,650 for the six months ended September 30, 2021, primarily due to incurred expenses in our preparation for public listing.

Others

Our other general and administrative expenses mainly consisted of bank charges, cleaning charges, courier and postage, insurance, printing and stationery and other miscellaneous expenses. Our other general and administrative expenses increased to HKD49,800 (US$6,344) for the six months ended September 30, 2022 from HKD42,822 for the six months ended September 30, 2021 due primarily to an increase in printing and stationery expenses, utilities and bank charges.

Income from operations and margin

Our overall income from operations decreased by 58.6% to HKD2,377,268 (US$302,845) for the six months ended September 30, 2022 from HKD5,740,871 for the six months ended September 30, 2021, primarily due to the decrease in our revenue. Our overall gross profit margin deteriorated with a decrease of 250 basis points to 25.4% for the six months ended September 30, 2022 from 27.9% for the six months ended September 30, 2021, primarily due to an increase in merchandise cost driven by energy cost increase and inflation.

Government grants

Government grants generated for the six months ended September 30, 2021 of HKD452,250 represented some shifting production line cost and development cost of products paid to us from the Hong Kong government.

Provision for income tax expense

Our income tax expenses amounted to HKD378,377 (US$48,202) for the six months ended September 30, 2022 and amounted to HKD942,338 for the six months ended September 30, 2021. We are subject only to Hong Kong corporate tax regime. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HKD2,000,000 and 16.5% for any assessable profits in excess of HKD2,000,000.

Net income

Our net income decreased by 63.0% to HKD1,945,562 (US$247,849) for the six months ended September 30, 2022 as compared to HKD5,251,551 for the six months ended September 30, 2021. The substantial decrease in net income was predominantly due to a decrease in our revenue and an increase in operating expenses.

Year ended March 31, 2021, compared to year ended March 31, 2022

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	For the years ended March 31,
	2021		2022
	HKD	% of revenue	HKD	US$	% of revenue
Revenue	31,858,135	100.0%	45,105,917	5,758,815	100.0%
Operating Expenses
Merchandise costs	(23,953,086)	(75.2)%	(33,001,491)	(4,213,405)	(73.2)%
Selling, general and administrative expenses	(1,185,312)	(3.7)%	(1,379,989)	(176,188)	(3.1)%

Total operating expenses	(25,138,398)	(78.9)%	(34,381,480)	(4,389,593)	(76.3)%

Income from operation	6,719,737	21.1%	10,724,437	1,369,222	23.7%

Interest income	1,300	*	327	42	*
Interest expenses	-	*	(1,676)	(214)	*
Gain/(loss) from foreign currency exchange	1,354	*	452	58	*
Government grants	-		452,250	57,740	1.0%
Other income	-	*	4,588	586	*
Total other income	2,654	*	455,941	58,212	1.0%

Income before income taxes	6,722,391	21.1%	11,180,378	1,427,434	24.7%

Income tax expense	(1,098,347)	(3.4)%	(1,739,988)	(222,150)	(3.9)%
Net income	5,624,044	17.7%	9,440,390	1,205,284	20.8%

*	Less than 0.1%

Revenue

For the years ended March 31, 2021, and 2022, we generated our revenue primarily through sales of personal care products.

Our revenue increased by 41.6% to HKD45,105,917 (US$5,758,815) for the year ended March 31, 2022 from HKD31,858,135 for the year ended March 31, 2021. The increase was principally driven by the increase in sales of hair styling and trimmer series’ products.

For the years ended March 31, 2021, and 2022, we generated significant sales to our key customer. This key customer is a Japanese corporate with established global brands across a myriad of sectors, including but not limited to, beauty, audio and electric cooking and home appliances. We continue to achieve tremendous growth with this key customer, with an 40.7% increase of sales to this customer by for the year ended March 31, 2022. The increase in sales is primarily driven by our core category in hair styling products, and a successful launch of a new product in neck cooler.

Merchandise costs

The following table shows disaggregated merchandise costs by major cost items for the years ended March 31, 2021 and 2022, respectively:

	For the year ended March 31,
	2021	2022	2022
	HKD	HKD	US$
Merchandise costs	22,814,774	31,331,259	4,000,161
Commissions	1,046,480	1,473,598	188,139
Freight, transport, and testing and inspection	91,832	196,634	25,105
Total	23,953,086	33,001,491	4,213,405

Our merchandise costs increased by 37.8% to HKD33,001,491 (US$4,213,405) for the year ended March 31, 2022 from HKD23,953,086 for the year ended March 31, 2021. The increase was in correspondence to our increase of sales, with a slightly higher increase in freight and transport expenditures due to increase in sales and a hike in fuel surcharges as impacted by the COVID-19 pandemic.

Selling, general and administrative expenses

For the years ended March 31, 2021, and 2022, our Selling, general and administrative expenses consisted of staff costs, rental expenses, depreciation, legal and professional fees, auditor fees. The following table sets forth a breakdown of our general and administrative expenses for the years ended March 31, 2021 and 2022:

	For the year ended March 31,
	2021	2022	2022
	HKD	HKD	US$
Staff costs	541,682	616,708	78,737
Rental expenses	300,000	250,000	31,918
Transport and travelling	89,226	90,058	11,498
Selling and marketing	66,833	153,072	19,543
Auditor’s remuneration	50,000	50,000	6,384
Depreciation	12,180	37,528	4,791
Legal and professional fees	7,287	100,150	12,786
Others	118,104	82,473	10,531
Total	1,185,312	1,379,989	176,188

Staff costs

Our staff costs increased by 13.9% to HKD616,708 (US$78,737) for the year ended March 31, 2022 from HKD541,682 for the year ended March 31, 2021 mainly due to increase in headcount and salaries.

Rental expenses

Our rental expenses mainly represented rental expenses for Hong Kong office. Our rental and office expenses decreased by 16.7% to HKD250,000 (US$31,918) for the year ended March 31, 2022 from HKD300,000 for the year ended March 31, 2021 mainly due to a change in office rental contract as we signed a new 2-year lease effective Feb 1, 2022.

Transport and travelling

For the years ended March 31, 2021, and 2022, our transport and travelling consisted of motor vehicle running cost, travel and communication expenses and other travel related expenses. Our transport and travelling expenses increased marginally by less than HKD1,000, primarily due to constrain of COVID-19.

Selling and marketing

For the years ended March 31, 2021, and 2022, our selling and marketing expenses increased by l29% from HKD66,833 for the year ended March 31, 2021 to HKD153,072 (USD19,543) for the year ended March 31, 2022. The increase was principally driven by the increase in sales of personal care products.

Depreciation

Our depreciation mainly represented depreciation for our property and equipment. Our depreciation for our property and equipment slightly increased from HKD12,180 for the year ended March 31, 2021 to HKD37,528 (US$4,791) for the year ended March 31, 2022 due to new purchase of computers, office furniture and right-of-use assets.

Legal and professional fee

Our legal and professional fee increased by 1274.4% to HKD100,150 (US$12,786) for the year ended March 31, 2022 from HKD7,287 for the year ended March 31, 2021 as we engaged a consultant to advise and assist us in our application to a Hong Kong government fund dedicated to assist enterprises in business development and new product development projects.

Auditor’s remuneration

Raytech Holding’s auditor’s remuneration to Raytech Holding’s auditors remained stable at HKD50,000 (US$6,384) and HKD50,000 for the year ended March 31, 2022 and 2021, respectively.

Others

Our other general and administrative expenses mainly consisted of bank charges, cleaning charges, courier and postage, insurance, printing and stationery and other miscellaneous expenses. Our other general and administrative expenses decreased to HKD84,473 (US$10,531) for the year ended March 31, 2022 from HKD118,104 for the year ended March 31, 2021 due primarily to a decrease in printing and stationery expenses.

Income from operations and margin

Our overall income from operation increased by 59.6% to HKD10,724,437 (US$1,369,222) for the year ended March 31, 2022 from HKD6,719,737 for the year ended March 31, 2021, primarily due to the increase in our revenue. Our overall gross profit margin improved with an increase of over 270 basis points to 23.8% for the year ended March 31, 2022 from 21.1% for the year ended March 31, 2021. The slightly higher freight and transport expenditures were more than offset by more favorable product mix as our new product neck cooler has a higher gross profit margin.

Government grants

Government grants generated for the year ended March 31, 2022 of HKD452,250 (US$57,740) represented some shifting production line cost and development cost of products paid to us from the Hong Kong government fund amounting to HKD452,250.

Provision for income tax expense

Our income tax expenses increased by 58.4% to HKD1,739,988 (US$222,150) for the year ended March 31, 2022 as compared to HKD1,098,347 for the year ended March 31, 2021. We are subject only to Hong Kong corporate tax regime. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HKD2,000,000 and 16.5% for any assessable profits in excess of HKD2,000,000.

Net income

Our net income increased by 67.9% to HKD9,440,390 (US$1,205,284) for the year ended March 31, 2022 as compared to HKD5,624,044 for the year ended March 31, 2021. The substantial increase in net income was predominantly due to a substantial rise in our revenue in FY2022.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of March 31,	As of September 30,
	2021	2022	2022
	HKD	HKD	US$
CURRENT ASSETS
Cash	12,290,472	22,297,082	2,840,465
Accounts receivable, net	5,827,827	4,329,849	551,587
Merchandise inventories, net	-	1,025,919	130,694
Amount due from a director	2,436,898	977,381	124,510
Prepayments	90,000	41,000	5,223
Total current assets	20,645,197	28,671,231	3,652,479

CURRENT LIABILITIES
Accounts payable	848,934	555,766	70,800
Accounts payable - related party	4,018,857	10,280,979	1,309,712
Contract liabilities	-	462,414	58,907
Accruals	50,000	25,022	3,187
Tax payable	928,790	1,307,167	166,523
Operating lease obligation, current portion	100,849	103,397	13,172
Total current liabilities	5,947,430	12,734,745	1,622,301
Net current assets	14,697,767	15,936,486	2,030,178

Accounts receivable, net

Accounts receivable represented receivables from our customers arising from our sales. We generally grant our customers a credit period ranging from 30 to 60 days, depending on their reputation, transaction history and the products purchased. Our accounts receivable decreased by 25.7% to HKD4,329,849 (US$551,587) as of September 30, 2022 from HKD5,827,827 as of March 31, 2022, which was primarily driven by a decrease in number of orders in July to September 2022.

During the period from April 1, 2020 to September 30, 2022, we have not recorded any provision for doubtful accounts as our customers have always settled full payments within the credit periods or short extended credit periods.

Our management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, we will either partially or fully write-off the balance against the allowance for doubtful accounts. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Our management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after all means of collection have been exhausted and that the likelihood of collection is not probable.

Prepayments

Our prepayments were HKD41,000 (US$5,223) as of September 30, 2022, which was primarily attributable to a prepayment for rental of Hong Kong office.

Merchandise inventories, net

Our inventories represented products that we sourced and sell to our customers. Our inventories increased to HKD1,025,919 as of September 30, 2022 from Nil balance as of March 31, 2022. The stock level is Nil as of March 31, 2022 as there were no shipments received from our collaborating manufacturer since we turned over our last stocks to our customers. We record goods-in-transit based on freight on board destination.

Amount due from a director

The amounts are due from a shareholder, Mr. Ching Tim Hoi. The amounts due from a shareholder decreased by 59.9% to HKD977,381 (US$124,510) as of September 30, 2022 from HKD2,436,898 as of March 31, 2022. Which due to shareholder repayment.

The receivable represented payments made on behalf of the director and shareholder by Pure Beauty. The loan agreement provides that borrowings are interest free and are payable on demand. The amount was wholly settled in cash subsequently in October 2022.

Accounts payable and account payable – related party

Our total accounts payable are mainly related to the purchase of apparel products from our collaborating manufacturers and a related party. Our collaborating manufacturers usually granted us a credit period of 120 days.

Our total accounts payable increased by 122.6% to HKD10,836,745 (US$1,380,512) as of September 30, 2022 from HKD4,867,791 as of March 31, 2022 due to slower payment to related party during six months ended September 30, 2022 compare with corresponding period in 2021.

Accruals

Our accruals decreased to HKD25,022 (US$3,187) as of September 30, 2022 from HKD50,000 as of March 31, 2022, principally due to repayment of audit fees.

Taxes payable

Our taxes payable increased by 40.7% to HKD1,307,167 (US$166,523) as of September 30, 2022 from HKD928,790 as of March 31, 2022.

Cash Flows

Our use of cash primarily related to operating activities and payment of dividends. We have historically financed our operations primarily through our cash flow generated from our operations.

The following table sets forth a summary of our cash flows information for the six months indicated:

	Six Months Ended September 30,
	2021	2022	2022
	HKD	HKD	US$
Cash and cash equivalents at the beginning of the period	3,415,500	12,290,472	1,565,705
Net cash generated from operating activities	5,416,604	9,305,778	1,185,480
Net cash generated from investing activities	1,395,929	1,459,517	185,930
Net cash (used) in financing activities	—	(758,685)	(96,650)
Cash and cash equivalent at the end of the period	10,228,033	22,297,082	2,840,465

Cash generated from operating activities

Our cash inflow from operating activities was principally from receipt of sales. Our cash outflow used in operating activities was principally for payment of purchases of manufactured goods, staff costs and other operating expenses.

For the six months ended September 30, 2021, net cash generated from operating activities of HKD5,416,604 primarily resulted from our net income of HKD5,251,551, as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property, plant and equipment of HKD10,122. Changes in operating assets and liabilities mainly included: (i) a decrease in inventory of HKD306,031; (ii) a net increase in total accounts payable of HKD686,905 due to larger stock purchase to meet customer orders; and (iii) a decrease in deposit of HKD1,800; and more than offset by (i) an increase in accounts receivable of HKD1,731,571 due to an increase in sales; and (ii) a decrease in accrued liabilities and other payables of HKD50,000 due to repayment of audit fees.

For the six months ended September 30, 2022, net cash generated from operating activities of HKD9,305,778 (US$1,185,480) primarily resulted from our net income of HKD1,945,562 (US$247,849), as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property, plant and equipment and amortization of right-of-use asset of HKD59,590 (US$7,591). Changes in operating assets and liabilities mainly included: (i) an increase in cashflow from account receivable of HKD1,530,963 (US$195,033); (ii) an increase in deposits and prepayments of HKD49,000 (US$6,242) due to deposits and prepayments for new office lease; (iii) a net increase in total accounts payable of HKD5,886,399 (US$749,879) due to extend credit period from related party; and (iv) an increase in advance from customers of HKD462,414 (US$58,907); and partially offset by an increase in inventory of HKD1,025,919 (US$130,694) due to recent shipment of stocks.

Cash generated in investing activities

For the six months ended September 30, 2021, net cash generated in investing activities was HKD1,395,929, which is driven by a repayment of shareholder advance mainly related to our trade and operations.

For the six months ended September 30, 2022, net cash generated in investing activities was HKD1,459,517 (US$185,930), which is driven by a repayment of shareholder.

Net cash (used) in financing activities

For the six months ended September 30, 2021, net cash used or generated in financing activities was Nil.

For the six months ended September 30, 2022, net cash used in financing activities was HKD758,685 (US$96,650), which related to the deferred IPO costs and principal payment of lease liabilities.

Capital Expenditures

We did not incur any capital expenditures for the six months ended September 30, 2021 and 2022.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of March 31,
	2021	2022	2022
	HKD	HKD	US$
CURRENT ASSETS
Cash	3,415,500	12,290,472	1,569,163
Accounts receivable, net	1,766,840	5,827,827	744,057
Merchandise inventories, net	1,947,812	—	—
Amount due from a director	4,652,626	2,436,898	311,126
Prepayments	-	90,000	11,490
Total current assets	11,782,778	20,645,197	2,635,837

CURRENT LIABILITIES
Accounts payable	718,834	848,934	108,386
Accounts payable - related party	2,983,809	4,018,857	513,100
Accruals	50,000	50,000	6,384
Tax payable	1,106,213	928,790	118,582
Operating lease obligation, current portion	-	100,849	12,876
Total current liabilities	4,858,856	5,947,430	759,328
Net current assets	6,923,922	14,697,767	1,876,509

Accounts receivable, net

Accounts receivable represented receivables from our customers arising from our sales. We generally grant our customers a credit period ranging from 30 to 60 days, depending on their reputation, transaction history and the products purchased. Our accounts receivable increased by 229.8% to HKD5,827,827 (US$744,057) as of March 31, 2022 from HKD1,766,840 as of March 31, 2021, which was primarily driven by an increase in number of orders in March 2022.

During the period from April 1, 2020 to March 31, 2022, we have not recorded any provision for doubtful accounts as our customers have always settled full payments within the credit period provided to them.

Our management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, we will either partially or fully write-off the balance against the allowance for doubtful accounts. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Our management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after all means of collection have been exhausted and that the likelihood of collection is not probable.

Prepayments

Our prepayments was HKD90,000 (US$11,490) as of March 31, 2022, which was primarily attributable to a prepayment for rental of Hong Kong office.

Merchandise inventories, net

Our inventories represented products that we sourced and sell to our customers. Our inventories decreased to nil balance as of March 31, 2022 from HKD1,947,812 as of March 31, 2021. The stock level is nil as of March 31, 2022 as there were no shipments received from our collaborating manufacturer since we turned over our last stocks to our customers. We record goods-in-transit based on freight on board destination.

Amount due from a director

The amounts due from a shareholder, Mr. Ching Tim Hoi. The amounts due from a shareholder decreased by 47.6% to HKD2,436,898 (US$311,126) for the year ended March 31, 2022 from HKD4,652,626 for the year ended March 31, 2021.

The receivable represented payments made on behalf of the director and shareholder by Pure Beauty. The loan agreement provides that borrowings are interest free and are payable on demand. The amount was wholly settled in cash subsequently in October 2022.

Accounts payable and account payable – related party

Our total accounts payable mainly related to the purchase of apparel products from our collaborating manufacturers and a related party. Our collaborating manufacturers usually granted us a credit period of 120 days.

Our total accounts payable increased by 31.5% to HKD4,867,791 (US$621,486) as of March 31, 2022 from HKD3,702,643 as of March 31, 2021 which is in line with our increase of sales.

Accruals

Our accruals remained at HKD50,000 (US$6,384) as of March 31, 2022 and 2021, principally due to audit fees.

Taxes payable

Our taxes payable decreased by 16.0% to HKD928,790 (US$118,581) as of March 31, 2022 from HKD1,106,213 as of March 31, 2021.

Cash Flows

Our use of cash primarily related to operating activities and payment of dividends. We have historically financed our operations primarily through our cash flow generated from our operations.

The following table sets forth a summary of our cash flows information for the years indicated:

	Year ended March 31,
	2021	2022	2022
	HKD	HKD	US$
Cash and cash equivalents at the beginning of the year	1,394,550	3,415,500	436,068
Net cash generated from operating activities	6,695,084	8,228,944	1,050,615
Net cash (used) / generated in investing activities	(4,674,134)	2,204,028	281,395
Net cash (used) in financing activities	—	(1,558,000)	(198,915)
Cash and cash equivalent at the end of the year	3,415,500	12,290,472	1,569,163

Cash generated from operating activities

Our cash inflow from operating activities was principally from receipt of sales. Our cash outflow used in operating activities was principally for payment of purchases of manufactured goods, staff costs and other operating expenses.

For the year ended March 31, 2021, net cash generated from operating activities of HKD6,695,084 primarily resulted from our net income of HKD5,624,044, as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property, plant and equipment of HKD12,180. Changes in operating assets and liabilities mainly included: (i) an increase in inventory of HKD1,743,324 due to increase in customer orders; (ii) an increase in accounts receivable of HKD268,910; and (iii) a decrease in accrued liabilities and other payables of HKD3,173; and more than offset by (i) an increase in accounts payable of HKD1,977,274 due to larger stock purchase to meet customer orders; and (ii) an increase in income tax payable of HKD 1,098,347 due to more assessable profit generated during the period.

For the year ended March 31, 2022, net cash generated from operating activities of HKD8,228,944 (US$1,050,615) primarily resulted from our net income of HKD9,440,390 (US$1,205,284), as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property, plant and equipment of HKD37,528 (US$4,792). Changes in operating assets and liabilities mainly included: (i) an increase in account receivable of HKD4,060,535 (US$518,421) due to increase in customer orders; (ii) an increase in deposits and prepayments of HKD107,200 (US$13,687) due to deposits and prepayments for new office lease; and (iii) a decrease in income tax payable of HKD177,423 (US$22,652); and partially offset by (i) a decrease in inventory of HKD1,947,812 (US$248,683) due to shipments yet to be received as of March 31, 2022; (ii) an increase in accounts payable of HKD1,165,148 (US$148,758) which is in line with an increase in revenue.

Cash (used)/generated in investing activities

For the year ended March 31, 2021, net cash used in investing activities was HKD4,674,134, which included (i) purchases of property, plant and equipment of HKD21,508 and (ii) advance to shareholder of HKD4,652,626, which mainly related our trade and operations.

For the year ended March 31, 2022, net cash generated in investing activities was HKD2,204,028 (US$281,395), which included (i) purchases of property, plant and equipment of HKD11,700 (US$1,494); and offset by (i) a repayment of shareholder advance of HKD2,215,728 (US$282,889), which mainly related our trade and operations.

Net cash (used) in financing activities

For the year ended March 31, 2021, net cash used or generated in financing activities was nil.

For the year ended March 31, 2022, net cash used or generated in financing activities was HKD1,558,000 (US$198,915), which related to the payments of dividends to the then sole shareholder.

Capital Expenditures

We incurred capital expenditures of HKD21,508 and HKD11,700 (US$1,494) for the year ended March 31, 2021 and 2022, respectively, which mainly related to the purchase of computer and office furniture.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Quantitative and Qualitative Disclosure About Market Risk

Credit risk

Our assets that potentially subject to a significant concentration of credit risk primarily consist of cash and accounts receivable.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions. As of September 30, 2022, cash balance of HKD22,297,082 (approximately US$2,840,465) was maintained at financial institutions in Hong Kong across 3 major reputable banks.

We have designed credit policies with an objective to minimize their exposure to credit risk. Our accounts receivable are short term in nature and the associated risk is minimal. We conduct credit evaluations on our customers and generally do not require collateral or other security from such customers. We periodically evaluate the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

We are also exposed to risk from accounts receivables. These assets are subjected to credit evaluations. An allowance, where applicable, would make for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customers concentration risk

As of March 31, 2022, one major customer, who is a distributor represent and sell brands of well-known manufactures from Japan and abroad, accounted for 96.8% of the Company’s total accounts receivable. As of September 30, 2022, one customer, who is a distributor represent and sell brands of well-known manufactures from Japan and abroad, accounted for 95.7% of the Company’s total accounts receivable.

For the six months ended September 30, 2021, one major customer, who is a distributor represent and sell brands of well-known manufactures from Japan and abroad, accounted for 97.4% of the Company’s total revenues. For the six months ended September 30, 2022, one major customer, who is a distributor represent and sell brands of well-known manufactures from Japan and abroad, accounted for 98.9% of the Company’s total revenues.

Manufacturers concentration risk

As of March 31, 2022, two manufacturers accounted for 82.6% and 15.2% of the total balance of accounts payable, respectively. As of September 30, 2022, one manufacturer accounted for 94.9% of the total balance of accounts payable. This one manufacturer is a related party.

For the six months ended September 30, 2021, two manufacturers accounted for 78.9% and 21.1% of our total purchases, respectively. For the six months ended September 30, 2022, two manufacturers accounted for 82.9% and 17.1% of our total purchases, respectively. The major manufacturer is a related party.

Interest rate risk

Our exposure on exposure on cash flow interest rate risk mainly arises from our deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by us, such as cash deposits and bank borrowings, at the end of the reporting period, we are not exposed to significant interest rate risk as the interest rates are not expected to change significantly.

Foreign currency risk

We are exposed to foreign currency risk primarily through sales that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HKD is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

BUSINESS

“The Company”, “we”, or “us” in this Business section refers to Raytech Holding Limited and its subsidiary, unless the context otherwise indicates.

Business Overview

Leveraging our expertise in personal care electrical appliance industry, we aim to promote consumer lifestyles and drive the awareness of personal grooming. Through Raytech Holding’s wholly-owned subsidiary in Hong Kong, Pure Beauty, we principally engage in the sourcing and wholesaling of personal care electrical appliances for international brand owners. We also provide product design and development collaboration as a value-added service for our customers. Our current customers focus on marketing their personal care electrical appliances products mainly in Japan. Commencing our operation in 2013, we have accumulated over 9 years of experience in the industry.

Our Products

Over years of operation, we have sourced and wholesaled a wide range of personal care electrical appliances, which can be broadly classified into five major categories: (i) hair styling series, including hair dryer, hair straightener and curling iron; (ii) trimmer series, including facial shaver, nose trimmer and eyebrow trimmers; (iii) neck care series; (iv) nail care series; and (v) other personal care appliances such as eyelash curler, facial brushes, electric cosmetic brush cleaners, and callus removers. In particular, along with product design and development collaboration, we are specialized in sourcing and wholesaling    hair dryers within our hair styling series which primarily include salon-type hair protection and styling functions or compact design for travel.

Hair styling series:

Our sale of hair styling series constituted 38% and 36% of our total revenue for the years ended March 31, 2022 and 2021, respectively. Approximately 66% and 57% of our sale of hair styling series for the years ended March 31, 2022 and 2021, respectively, was derived from the sale of hair dryers.

Our sale of hair styling series constituted 65% and 32% of our total revenue for the six months ended September 30, 2022 and 2021, respectively. Approximately 52% and 81% of our sale of hair styling series for the six months ended September 30, 2022 and 2021, respectively, was derived from the sale of hair dryers.

Major features of the salon-styled hair dryers that we have designed include:

Negative ion technology	Help eliminate frizzy hair

Scirocco fan	Allows to thoroughly dry hair from the roots

Removable filter	Washable for easy daily cleaning and detachable for preventing dust and hair from blocking the blades

Compact size and lightweight	Handy for travel and home use

Our sale of hair straightener represented 14% and 37% of our sale of hair styling series for the years ended March 31, 2022 and 2021, respectively, as well as 28% and 13% of our sale of hair styling series for the six months ended September 30, 2022 and 2021, respectively. We have focused on designing hair straightener in compact size with quick USB charging for travel and home use.

Trimmer series:

Designed with compact size and equipped with 2-way head of face shaver and nose hair trimmer on each side and washable components, the 2-in-1 face shaver and nose trimmer sets are more popular than the face shaver and nose trimmer as two separate products.

For the years ended March 31, 2022 and 2021, 22% and 35% of our revenue related to the sale of trimmer series. Approximately 69% of our trimmer series sold in both years ended March 31, 2022 and 2021 are 2-in-1 face shaver and nose trimmer sets. For the six months ended September 30, 2022 and 2021, we recorded 20% and 19% of our total revenue from the sale of trimmer series, of which roughly 64% and 68%, respectively, pertained to the sale of face shaver and nose trimmer sets.

Neck care series:

Our neck care series primarily include neck cooler which was launched in summer 2021. Neck cooler is designed for outdoor activities in the summer to cool down body temperature and prevent heat stroke. It is silent, light-weight, and designed for comfort and easy carrying. It is also adjustable for various neck sizes and has different cooling speed modes. This product category experiences seasonality with higher sales during the summer time.

Nail care series:

Our nail care series is composed of electrical nail polisher. This series contributed 7% and 14%, respectively, to our total revenue for the years ended March 31, 2022 and 2021. For the six months ended September 30, 2022 and 2021, approximately 4% and 6%, respectively, of our total revenue derived from this series.

Other personal care appliance series:

Our other personal care appliance series comprises eyelash curler, heat cutter, reset brush, callus removers, body and facial brush and handheld fan. Eyelash curler is designed with 2-way comb either to increase the eyelash volume or to enhance panoramic appearance. The professionally designed curved comb brush head fits the curve of upper and lower eyelashes to create natural curls.

We generated approximately 18% and 15% of our total revenue from this series for the years ended March 31, 2022 and 2021, respectively. Eyelash curlers represented 23% and 26% of the sale of our other personal care appliance series for the years ended March 31, 2022 and 2021, respectively. For the six months ended September 30, 2022 and 2021, our revenue from other personal care appliance series was 12% and 14%, respectively, of our total revenue, of which about 18% and 25%, respectively, derived from the sale of eyelash curlers.

Product Sourcing and Wholesaling

We are experienced in design and development in the personal care electrical appliance industry. Our research and development team consists of 2 full-time employees with aggregated experience of at least 15 years of industry experience in electrical appliances engineering and supply chain management. We serve our customers through sourcing or arranging the production process of personal care electrical appliance products to the manufacturers. Besides, leveraging our strong design and development capabilities and our experience in anticipating consumer preference, we are able to provide technical recommendations and solutions to or assist our customers in the design and development of the personal care electrical appliance products that meet the needs of our customers. Riding on our extensive experience and product development capability, we continue to expand and strengthen our market position and plan to explore oral care electrical appliance series for the international brand owners.

Our product sourcing service is summarized as follows: our sales and marketing team first receives an order from our customer who requests our expertise to examine and advise on the design and manufacturing feasibility of a product sample or design prototype of a product prepared by the customer. We forward the sample or design prototype to a manufacturer who performs a feasibility assessment of the design, specification, materials required, type of engineering and required technology and packaging of the product sample or design prototype provided by the customer. As an auxiliary service, we may suggest modifications to the design, specification, materials to be used, technology and packaging to the customer, or as requested by our customer, may jointly design and develop the products with our customer based on the requirement, standard and narrative of our customer. Upon the completion of the assessment and receipt of acceptance of the modifications from the customer, our marketing and operation team provides a price quotation to the customer. Once the quotation is accepted by the customer, we forward the finalized design, specification and customer’s requests to the manufacturer and arrange a manufacturing schedule for producing a sample at the manufacturer’s facility. The manufacturer performs an initial evaluation and quality testing on the sample of the finished product. We then provide the tested sample of the finished product to our customer. Upon the acceptance of the sample of the finished product by the customer’s quality control team, we will arrange a manufacturing schedule with the manufacturer for a mass production. After the mass production is completed, our shipping team confirms the shipping destination with our customer, arranges the shipping documents and forwards the instructions to the manufacturer who fulfills the shipment of the finished product to the customer’s destination as instructed.

We bear the costs and risks of forwarding the sample or design prototype to a manufacturer, providing suggestions for modifications of product design and specification, sending the tested sample of the finished product to our customer and shipping delay that is otherwise caused by other parties rather than the manufacturer. In the event of manufacturing defaults such as refining the product samples, manufacturing failure or delay, or delay of shipping caused by the manufacturing facility, our collaborating manufacturer bears the relative costs and risks.

We sell our personal care electrical appliances products at wholesale to our customers. As the design, prototype, specification of the personal care electrical appliances and the respective packaging, are developed under the narratives, requirements and standards of our customers, the patents of such design and product prototype are owned by our customers.

Our Customers

Our customers are brand owners of personal care electrical appliances including, Koizumi Seiki Corp., one of the top 10 sellers in terms of retail volume in the personal care electrical appliance market in Japan as stated in “Personal Care Appliances in Japan” by Euromonitor International in January 2023. For the years ended March 31, 2022 and 2021, we generated 97.8% and 98.5% of our total revenue, respectively, from Koizumi Seiki Corp. For the six months ended September 30, 2022 and 2021, we generated 98.9% and 97.4% of our total revenue, respectively, from the same customer. We maintain long term business relationship with our customers.  Leveraging our experience and expertise in the personal care electrical appliances industry, we believe we are well positioned to maintain our relationship with our current customers, and explore our market share in the U.S., Europe and other Asia markets in the near future.

Collaborating Manufacturers

We have forged long-term relationships with manufacturers specialized in producing personal care electrical appliances for international brand owners who market their personal care electrical appliances globally. When selecting and evaluating manufacturers, we consider a number of business factors such as cost, quality and on-time delivery. Our collaborating manufacturers implemented applicable systems which meets the international or local standards requiring high levels of quality and safety requirements.

Our major collaborating manufacturers include: (i) Zhongshan Raytech Electrical Appliances Manufacturing Co. Ltd. (“Zhongshan Raytech”), a mainland China-based corporation controlled by our founder, Chairman and CEO, Mr. Tim Hoi Ching, and (ii) Zhongshan Leimi Electrical Appliances Company Limited (“Zhongshan Leimi”), a mainland China-based corporation. For the year ended March 31, 2022, payments to each of Zhongshan Raytech and Zhongshan Leimi accounted for 77.3% and 22.3%, respectively, of the total manufacturing costs of the Company. For the year ended March 31, 2021, payments to Zhongshan Raytech and Zhongshan Leimi accounted for 69.1% and 30.9%, respectively, of the total manufacturing costs of the Company. For the six months ended September 30, 2022, two manufacturers accounted for 82.9% and 17.1%, respectively, of the total manufacturing costs of the Company. For the six months ended September 30, 2021, two manufacturers accounted for 78.9% and 21.1%, respectively, of the total manufacturing costs of the Company.

The factories operated by our major collaborating manufacturers are located in Zhongshan, Guangdong Province, PRC. The manufacturers have run a well-established supply chain process particularly the procurement of materials and components and manufacturer selection.

Zhongshan Raytech obtained certifications for its quality management system, environmental management system and occupational safety system under the standards of China Quality Certification Center (“CQC”), which is based in Beijing, PRC and is under control of the China Certification & Inspection Group, which is approved by the State General Administration for Quality Supervision and Inspection and Quarantine and the Certification and Accreditation Administration of the mainland China of the PRC. CQC is a member of IQNet Association, an international certification entity in Switzerland formed by more than 30 certification entities in major countries and those members implemented domestic standards which mirror equivalent standards established by International Organization for Standardization (“ISO”). Zhongshan Raytech obtained the following certifications issued by CQC as of March 31, 2022.

CQC Standard and equivalent ISO standard	Type of standard *	Date of issuance, renewal and expiration	Certificate number	ISO criteria that an organization is required to meet *
GB/T 19001-2016 (ISO9001:2015)	Quality management system	Date of initial issuance: December 24, 2018 Date of renewal: February 10, 2022 Date of expiration: December 23, 2024	00122Q31058R1M/4400

An organization needs to demonstrate it had:

 the ability to consistently provide products and services that meet customer and applicable statutory and regulatory requirements;

●      facilitating opportunities to enhance customer satisfaction;

●      addressing risks and opportunities associated with its context and objectives;

●      the ability to demonstrate conformity to specified quality management system requirements.

GB/T 24001-2016 (ISO14001:2015)	Environmental management system	Date of initial issuance: March 1, 2019 Date of renewal: February 9, 2022 Date of expiration: February 28, 2025	00122E30452R1M/4400

An organization established, maintained and improved an environmental management system and assured itself of conformity with its stated environmental policy. It is required to demonstrate it had:

●      enhancement of environmental performance;

●       fulfilment of compliance obligations;

●      achievement of environmental objectives.

GB/T 45001-2020 (ISO45001:2018)	Occupational health and safety (“OH&S”) management system	Date of initial issuance: January 2, 2019 Date of renewal: February 9, 2022 Date of expiration: January 1, 2025	00122S30344R1M/4400

An organization established, implemented and maintained an OH&S management system to improve occupational, health and safety, eliminate hazards and minimize OH&S risks. An organization is required to demonstrate it had:

●      continued to improve OH&S performance

●      fulfilled legal and other requirements

●      achieved OH&S objectives

*	Description of the applicable ISO standard type and requirement is presented according to the International Organization for Standardization.

Market and Industry Overview

As discussed in “Personal Care Electrical Appliances Market: Global Industry Trends, Share, Size, Growth, Opportunity and Forecast 2022-2027” by Imarc Group and The Business Research Company. “Personal Care Appliances Global Market Report 2023 – By Product (Hair Care, Hair Removal, Oral Care, Other Products), By Distribution Channel (Online, Offline), By End-Use (Female, Male) – Market Size, Trends, And Global Forecast 2023-2032” published by The Business Research Company , personal care electrical appliances are grooming products which primarily consist of hair care appliances (e.g. hair dryer, hair straightener, hair clippers, curling irons, hair setters, and others), hair removal appliances (e.g. trimmer, power shaver and epilator), oral care appliances such as powered tooth brush and oral irrigator, and other personal care appliances such as electrical facial brush, electrical facial cleanser, electrical eyebrow trimmer, battery-operated nail polisher.

Global Overview

The market size of the global personal care electrical appliances market expanded to US$21.21 billion in 2023 from US$19.63 billion in 2022 based on the analysis of The Business Research Company. “Personal Care Appliances Global Market Report 2023 – By Product (Hair Care, Hair Removal, Oral Care, Other Products), By Distribution Channel (Online, Offline), By End-Use (Female, Male) – Market Size, Trends, And Global Forecast 2023-2032” published by The Business Research Company indicated that the global market value for personal care appliances is estimated to grow to US$28.22 million by 2027, proliferating at a compound annual growth rate (CAGR) of 7.4%.

Majority of the Company’s customers are international brand owners who predominantly marketed their personal care electrical appliances in Japan. A study of personal care appliances in Japan performed by Euromonitor International in January 2023 (“the study”, “the research”) found that while total retail sales volume flattened by 1% in 2022, from 30.1 million in 2021 to 29.7 million in 2022, the overall total sales value of personal care electrical appliances in Japan increased by 6.2% in 2022, from Japanese Yen 253.7 billion in 2021 to Japanese Yen 269.5 billion in 2022 primarily due to a growth in the average unit price, particularly in hair care electrical appliance, in 2022 The study predicted that in 2023, this sector is expected to reach a 1.45% increase from Japanese Yen 269.5 billion in 2022 to Japanese Yen 279.5 billion in 2023. Additionally, the research expected Japan to see a growth at a CAGR of 3.1% in this sector in terms of sales value over the forecast period from 2022 through 2026.

Further, the research analyzed that the development of the personal care appliances includes three aspects:

●	brand premiumization and inflation

●	emergence in men’s personal care appliance market

●	opportunities in children’s personal care appliances market

Euromonitor explained that the major personal care appliances market players in Japan such as Panasonic, Sharp, Koizumi, upgraded their personal care appliances products with new technologies particularly hair care appliances in order to charge premium prices. As premium hair dryers have been widely accepted in Japan, there is an opportunity for those market players to charge higher price in this category.

Men’s personal care appliances market is developing prominently. New technologies such as ion plate technology by Panasonic, radiofrequency technology by Ya-man enhanced the features and functions of skin care shaver products as well as consumer’s perception towards such products.

The study highlighted that Sharp launched new hair dryer in 2022 which introduced new “gentle mode” in its hair dryer products which were also focused children’s hair. Such feature incorporated weaker power, less noise and mild temperature which resolved the comfort and safety issues perceived by children. The study predicted that personal care electrical appliance market players tend to explore more added-values functions for their personal care appliance products targeted to children’s sector.

The research reflected that the sales value of the hair care and hair removal appliances increased by 5.8% from Japanese Yen 182.6 billion in 2021 to Japanese Yen 193.2 billion 2022. The sales value of this subcategory is projected to rise by 2.5% from Japanese Yen 193.2 billion in 2022 to Japanese Yen 198.0 billion in 2023. The research anticipated this sales value of this product line in Japan to experience at a CAGR of 2.4% over the forecast period from 2022 through 2027.

The study identified that the sales value of the overall oral care appliances in Japan steadily increased by 1.2% to Japanese Yen 25.0 billion in 2022 from Japanese Yen 24.7 billion in 2021. The sales value of this product category is expected to remain steady in 2023 with a slight increment of 1.2% in 2023, from Japanese Yen 25.0 billion in 2022 to Japanese Yen 25.3 billion in 2023. The study forecasted that the sales value of the overall oral care appliances in Japan will augment at a CAGR of 0.9% over the forecast period from 2022 through 2027.

Moreover, the study revealed that the sales value of the other personal care appliances (which included other oral appliances, electric toothbrush units, battery toothbrush units and others) in Japan exhibited a strong performance in 2022 and is expected to remain at a comparable growth rate in 2023. In 2022, Japan posted a 10.7% raise in the sales value of this product line, from Japanese Yen 43.9 billion in 2021 to Japanese Yen 48.6 billion in 2022. By 2023, Japan is foreseen to generate revenue approximately Japanese Yen 53.5 billion in other personal care electrical appliances, which represents a rise by 10.1% from 2022.

The study predicted the sales value and retail volume of the overall personal care appliances in Japan to maintain a steady raise over the analysis period from 2022 through 2026 at a CAGR 3.11% and 0.3%, respectively.

The sales value of each personal care appliances category in Japan is expected to rise steadily from 2023 through 2027. While the overall retail volume of the overall personal care appliances in Japan is anticipated to increase from 2023 through 2027, the retail volumes of oral care and electric facial cleansers appliances in Japan are expected to slightly decline at a CAGR of 0.5% and 0.2% respectively. The study analyzed that Japanese consumers tended to stay indoors during the pandemic in Japan and had lower tendency to pay attention to their appearance.

According to “Personal Care Appliances Global Market Report 2023 – By Product (Hair Care, Hair Removal, Oral Care, Other Products), By Distribution Channel (Online, Offline), By End-Use (Female, Male) – Market Size, Trends, And Global Forecast 2023-2032” issued by The Business Research Company, the major sellers in the global personal care appliances sector include: Conair Corporation, Dyson Ltd, Helen of Troy Limited, Johnson & Johnson, Koninklijke Philips N.V., The Procter & Gamble Company, The Wahl Clipper Corporation, Vega Industries Private Limited and Yongkang Xinji Hairdressing Appliance Factory, Braun GmbH , Norelco Consumer Products Company.

Statistics performed by Euromonitor International identified that Panasonic Corp is the major personal care appliance company which represented 45.1% of the market share in the personal care electrical appliance industry in Japan in 2022. Tescom Co. Ltd., Koizumi Seiki Corp., Procter & Gamble Far East Inc., Hitachi Appliances Inc and Philips Electronics Japan Ltd. represented 7.4%, 7.3%, 6.5%, 3.7% and 3.7%, respectively, of the total market share in Japanese personal care electrical appliance industry.

Future Development

Allied Market Research evaluated that the expansion in the global personal care electrical appliances market from 2022 through 2031 is driven by an improvement in economic environment, an uprising in aging population and a surge in disposable income. Moreover, social media also play an instrumental role in the society and businesses utilized social media as a conduit to promote and market their brands and products. The research indicated that e-commerce channel segment is expected to record the highest CAGR of 7.4% among various distribution channels of this market during 2022 through 2031 owing to the increased association of internet and e-shopping habit of the consumers. In addition, through the advertisements and promotions of brands or products by celebrities or notable individuals, these brands and products tend to increase consumers’ awareness, trust and comfort. These sales channels help fuel the market and create bigger opportunities for personal care electrical appliances market.

According to the analysis of Research and Markets on Asia-Pacific Personal Care Appliances Market Outlook 2027, Asia-Pacific personal care appliances market is anticipated to expand at CAGR of 4% over the historical period. Major drivers include an increase in demand for personal care appliance products with advanced functions such as keratin-based hairdryers and straighteners designed to minimize hair damage, higher popularity of online purchase, an increase in consciousness of personal hygiene and appearance, and spurge in household income. Allied Market Research also stated that the use of social media, a rise in disposable income, rapid urbanization and an increase in youth population in Asia-pacific regions trigger the demand for personal care appliances which would exhibit the highest CAGR of 8.4% during 2022 through 2031.

Key Market Drivers and Opportunities:

●	rise in disposable incomes and expansion of organized retail sector;

●	advertising and promotions through social media and celebrities;

●	rapid technological advances and energy efficiency innovations that offering advanced products with convenience and ease-of-use; and

●	change of lifestyle pattern and fashion trends that drive customers to splurge on styling and aesthetically appealing self-grooming devices for personal care and hygiene.

Key Market Restraints:

●	increasing amount of plastic waste due to disposal of electrical appliances acts as a restraint in the development of these products; and

●	emerging markets are expected to continue to grow slightly slower than the developed markets in the forecast period due to lower priority in personal care and hygiene comparing with the developed markets.

COVID-19 Impact

Based on an analysis “Personal Care Electrical Appliances Market by Product Type and Distribution Channel: Global Opportunity Analysis and Industry Forecast, 2022-2031” concluded by Allied Market Research, the outbreak of coronavirus has led to shutdown of economic activities in the country for few months and has halted the operations of the personal care electrical appliances industry. There were supply disruptions across North America, Europe, and Asia-Pacific during the initial period of the pandemic outbreak. The pandemic also had negative impacts to the sales of personal care appliances market at the physical stores in recent years. In spite of this, the online sales channel has proliferated dramatically amidst the pandemic. Major market participants are now expanding their online channels to cater to increased demand from direct-to-consumer channel. Furthermore, globally, COVID-19 pandemic has increased consumer attention toward personal care and hygiene, which is expected to positively impact the personal care electrical appliances market in the upcoming years.

“Personal Care Appliances Global Report” published in January 2023 by The Business and Research Company mentioned that the conflict between Russian-Ukraine delayed the recovery of global economy after the COVID-19 pandemic. The crisis adversely impacted the supply chain needed for the manufacturing of personal care appliance products and logistics which ultimately caused a soar in the product prices and inflation globally.

Competitive Strengths

We possess certain attributes that differentiate us as a personal care electronic appliance provider from Hong Kong. Our key competitive strengths include:

We have strong presence in the personal care electrical appliances industry with a 9-year operating history  and emphasis on hair styling products

We believe that we have built up strong reputation in the personal care electrical appliances industry as a result of our at least 9-year operating history and our establishment in the industry. For example, in October 2017 and in April 2019, our founder, Mr. Ching, was featured twice by the HKEAIA Express Magazine, an official publication of the Hong Kong Electrical Appliance Industries Association, for his decades of experience in the electrical appliance industries. Such reputation has attracted various renowned brand owners which became our major customers.

Our research and development expertise has allowed us to further develop a new variety of personal care electronic products for our customers and establish strong relationships with our customers.

Led by a management team with 30 years of research, development and operation experience in the industry, our Company’s business growth has been driven by our research and development efforts in satisfying various needs of our customers.

We work closely with our customers in product design and development. We believe that by engaging meetings with our customers and obtaining feedbacks from our customers, we are able to gain a deeper understanding of our customers’ requirements and develop desirable products that satisfy our customers’ needs. As such, we have established strong relationship with our customers through our close working relationship with them. We believe that our Company is positioned to secure more orders from our existing customers and attract new customers to expand our customer base.

We have a quality control system, which allows us to deliver high quality products and maintain market reputation

We place great emphasis on high quality products and hence, we have implemented stringent quality control system. Our quality control measures are to make sure our collaborated manufacturers in compliance with the quality standard required by our customers and ensure that our products are delivered with consistent, reliable, safe and high-quality standards such as those established by International Organization for Standardization (“ISO”). We also place great emphasis on the safety of our products. Our products meet the safety requirements from our customers and all applicable international safety standards of destinations where our products are shipped to, such as the JET Certification Scheme provided by the Japan Electrical Safety and Environment Technology Laboratories. Our customers are international renowned brand owners of hair styling products and personal care electronical appliance products which have very stringent requirements on our products to meet various quality and safety standards. Given that we have long business relationship with these customers, we believe that our products are of high quality and capable of being sold in the high-end market and able to continue to strengthen our position as a design office for international brand owners in the long run.

We have a strong and experienced management team with strong commitment

Our success and growth are substantially attributable to the strong commitment of our executive Directors and senior management team to deliver high quality products to our customers. Our founder, Mr. Tim Hoi Ching, executive Director and Shareholder has over 30 years of experience in the personal care and lifestyle electrical appliances industry. Mr. Ching is primarily responsible for formulating the overall sales and marketing strategies, business development and making major decisions of our Company. Since the establishment of Pure Beauty, Mr. Ching has made contribution to our Company consistently and continuously with his insight in product design, his dedication on quality control of our products and his skills in departmental management. For the senior management of our Company, most of them have worked in our Company for over 9 years and have extensive experience in the personal care and lifestyle electrical appliances industry. Leveraging the foresight and in-depth industry knowledge of our Directors and senior management team, our Company has been able to formulate sound business strategies, assess and manage risks, anticipate changes in consumer preferences, and capture market opportunities. For details of our executive Directors and senior management, please refer to the section entitled ’‘Management’’ of this document.

We believe that the vision, experience, market-awareness, in-depth knowledge in the personal care and lifestyle electrical appliances industry of our Directors and senior management team have been pivotal to the success of our business and our ability to continue to explore new business opportunities and strengthen our position in the market.

Growth Strategy

Our goal is to become a leading product design and development office in personal care and lifestyle electrical appliances industry in Asia. To achieve this goal, we plan to adopt the following plans and strategies:

●	explore new product lines such as oral care electrical appliances;

●	continue to expand our men’s personal care and hair care and styling product lines. For instance, shavers and electric hair brush

●	broaden sales through providing technical expertise to the potential and new customers in personal care electrical appliance market; and

●	approach customers who sell and market their personal care electrical appliances in Europe, the US and other Asia markets.

Expansion of market

We seek to expand our customer base, geographic presence and improve our local connection with them. We intend to expand our business from Hong Kong to the U.S., Europe and Asia market. We have currently only conducted limited market studies of these other markets, but have not started any marketing or sales initiatives for these markets.

We plan to increase our investments in sales and marketing function, in particular the U.S., Europe and Asia market to cope with our business expansion plan, our Company’s sales and marketing activities mainly included handling purchase orders received from our customers, coordinating with our manufacturers which have their production teams for execution of purchase orders, communicating with our customers on their requests and feedbacks exploring with then the potential business opportunities. We believe that one of our keys to success is to achieve customer satisfaction by, among others, demonstrating to our customers that their purchase orders are closely monitored and their requests and feedbacks are timely handled through our delegated sales and marketing team. This helps us to retain our customers and gain more orders from them. Our management identified the needs to allocate resources to actively promote our aforesaid strengths with a view to attracting potential customers to approach us for our products and services. See “Use of Proceeds” on page 57 of this prospectus.

Recruit, Retain and Develop Employees

We will continue hiring highly qualified and experienced staff in the field. In order to expand and grow our business, we must continuously recruit and attract talented employee not only in sales and marketing side for acquiring new customers, but also the operational staff to perform in connecting with production and manufacturing side. We believe that becoming a publicly-traded company will enhance our reputation and will attract more talented people to join us. With the continuous growth of our business and the market expansion plan, we intend to allocate 25% of the proceeds of the offering for recruiting additional experienced staff, including administrative, executive and accounting personnel, marketing and sales as well as designers with solid industry backgrounds that can support the expansion of business, and necessary R&D personnel to support development of new product lines (including oral care and men’s personal care product lines). See “Use of Proceeds” on page 57 of this prospectus.

Competition

The personal care electrical appliance market is relatively fragmented subject to macro-economic cycles and the entry of new competitors. We are directly competing with other design and development offices in the industry and also with manufacturers who locate in South Asia.

Majority of our revenue was derived from sales to Japan markets. We anticipate that customer demand for our Company’s personal care electrical appliances going forward will be primarily affected by the demand and performance of Japan. However, our targeted costumer markets are expected to maintain a stable growth.

We mainly compete on product quality and research and development capabilities. We believe that we can compete effectively by virtue of our well-established relationship with our customers which are international brand owners, strong presence in the personal care electrical appliances industry, strong and established product design and development capabilities, quality assurance system and our experienced and dedicated management team.

Intellectual Property

We currently do not own any trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property. Regardless of the type of our services, as the design, prototype, specification of the personal care electrical appliances and the respective packaging, are developed under the narratives, requirements and standards of our customers, the patents of such design and product prototype are owned by our customers.

As at the date of this prospectus, we have been using certain trademarks on Pure Beauty’s daily business operations which are currently registered in Japan and owned by Mr. Ching (the “Japan Pure Beauty Trademarks”). On August 1, 2021, a trademark license agreement was entered into between us and Mr. Ching (the “Japan Trademark License Agreement”), pursuant to which Mr. Ching agreed to irrevocably and unconditionally grant us, our subsidiaries and branches an exclusive license to use the Japan Pure Beauty Trademarks on a royalty-free basis, for 10 years commencing from the date of the Japan Trademark License Agreement. See “Risk Factors – Risks Related to Our Business – We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations” on page 29 of this prospectus for more information.

Patent

We do not retain the patent of the finished products we sourced to manufacturers and designed or developed with our customers. Such patents belong to our customers who hired us for the design and development of such products.

Domain

Pure Beauty Manufacturing Company Limited registered the domain name of “www.raytech.com.hk”.

Employees

As of March 31, 2022, we have 5 employees. No employees are represented by a labor union, and we believe that we have good relations with our employees.

Facilities

Our principal executive office is located at Unit 609, 6/F, Nan Fung Commercial Centre, 19 Lam Kok Street, Kowloon Bay, Hong Kong.

Pure Beauty Manufacturing Company Limited leased an aggregate of 1,343 square feet of property from Raytech Holdings Company Limited, a company controlled by our CEO and Chairman, Mr. Ching. Pursuant to the Lease Agreement between Raytech Holdings Company Limited and Pure Beauty, the lease term is one year, from April 1, 2022 to March 31, 2023 and the monthly rent is HKD25,000 (US$3,213).

The operating lease expenses amounted to HKD300,000 (US$38,560) for both the years ended March 31, 2022 and 2021.

Future minimum lease payments under the lease agreement are as follows as of March 31, 2022:

As of March 31, 2022	Amount (HKD)	Amount (US$)
Within one year	$25,000	$3,213
1 – 5 years	-	-
	$25,000	$3,213

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Governmental Regulations

Our operations are subject to numerous laws of Hong Kong and regulations in a number of areas including, but not limited to, areas of labor and employment, immigration, advertising, e-commerce, tax, import and export requirements, data privacy requirements, anti-competition, and environmental, health, and safety. Han Kun Law Offices LLP, Raytech Holding’s Hong Kong counsel, has advised Raytech Holding that, as of the date of this prospectus, we have obtained all necessary licenses, permissions or approvals including the business registration certificate from the governmental authorities of Hong Kong to operate our business and to the best of our knowledge, no license, permission or approval has been denied. See “Regulations” on page 95 of this prospectus.

The following table provides details on the licenses, permissions or approvals held by Raytech Holding’s Hong Kong subsidiary Pure Beauty.

License/permit/approval	Issuing authority	Commencement date	Expiry date

Business Registration Certificate	Inland Revenue Department	April 15, 2022	April 14, 2023

REGULATIONS

Regulations Related to our Business Operations in Hong Kong

Pure Beauty is Raytech Holding’s wholly-owned subsidiary established in Hong Kong through which Raytech Holding conducts its operations. As at the date of this prospectus, there was no statutory or mandatory licensing and qualification system in Hong Kong governing the design, development and sourcing of personal care electrical appliances.

Below sets out a summary of certain aspects of the Hong Kong laws and regulations which are relevant to our operation and business.

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within one month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. Any person who fails to apply for business registration shall be guilty of an offence and shall be liable to a fine of HK$5,000 and to imprisonment for 1 year.

Personal Data (Privacy) Ordinance (Cap. 486) of Hong Kong), or the PDPO

The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1—purpose and manner of collection of personal data;

●	Principle 2—accuracy and duration of retention of personal data;

●	Principle 3—use of personal data;

●	Principle 4—security of personal data;

●	Principle 5—information to be generally available; and

●	Principle 6—access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data, may seek compensation from the data user concerned.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment.

The ECO establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 (approximately $12,900,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme within the first 60 days of employment. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes the requirement of enrolling eligible employees in a registered MPF Scheme or the requirement of paying mandatory contributions to the MPF Schemes commits a criminal offence and is liable on conviction to a fine and imprisonment.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong), or the MWO

The Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) provides for a prescribed minimum hourly wage rate (currently at HK$37.5 per hour) during the wage period for every employee engaged under a contract of employment under the EO. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the MWO is void.

Failure to pay minimum wage amounts to a breach of the wage provisions under EO. An employer who wilfully and without reasonable excuse fails to pay wages to an employee when it becomes due commits a criminal offence and is liable on conviction to a fine and imprisonment.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong), or the CGSO

The Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong) imposes a duty on manufacturers, importers and manufacturers of certain consumer goods to ensure that the consumer goods they supply are safe and for incidental purposes.

The Company’s products are regulated by the CGSO and the Consumer Goods Safety Regulation (Cap. 456A, Laws of Hong Kong) (the “Consumer Goods Safety Regulation”).

Section 4(1) of the CGSO requires consumer goods to be reasonably safe having regard to all of the circumstances including the manner in which, and the purpose for which the products are presented, promoted or marketed, the use of any mark in relation to the products, instructions and warnings given for the keeping or use of the products, reasonable safety standards published by a standards institute or other similar bodies and the existence of any reasonable means to make the products safer.

According to section 2(1) of the Consumer Goods Safety Regulation, where consumer goods on their packages are marked with, or where any labels affixed to or any documents enclosed in their packages contain, any warning or caution regarding the safe keeping, use, consumption or disposal, such warning or caution shall be in both the English and the Chinese languages. Such warnings and cautions, as required by section 2(2) of Consumer Goods Safety Regulation, shall be legible and be placed in a conspicuous position on (a) the consumer goods; (b) any package of the consumer goods; (c) a label security affixed to the package; or (d) a document enclosed in the package.

Electrical Products (Safety) Regulation (Chapter 405G of the Laws of Hong Kong)

It is a requirement under the Electrical Products (Safety) Regulation (Chapter. 405G of the Laws of Hong Kong) that electrical products which are designed for household use and supplied in Hong Kong shall comply with certain safety requirements and obtain recognized certificates of safety compliance.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong), or the OSHO

The Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) aims to ensure the safety and health of employees when they are at work. Under the OSHO, an employer must ensure the safety and health of his workplace by (i) providing and maintaining plant and work systems that are safe and without risks to health, (ii) making arrangement for ensuring safety and health in connection with the use, handling, storage or transport of plant or substances, (iii) providing all necessary information, instruction, training and supervision for ensuring safety and health, (iv) providing and maintaining safe access to and egress from the workplace, and (v) providing and maintaining a safe and healthy work environment. An employer who fails to comply with the above may be liable on conviction to a fine and imprisonment, if he did so intentionally, knowingly or recklessly.

Occupational Safety and Health Regulation (Chapter 509A of the Laws of Hong Kong)

The Occupational Safety and Health Regulation (Chapter 509A of the Laws of Hong Kong) further sets out basic requirements for accident prevention, fire precaution, workplace environment control, hygiene at workplaces, first aid, as well as what employers and employees are expected to do in manual handling operations.

Tortious Duty Under Common Law

Apart from contractual liability, under common law, manufacturers, distributors and retailers of products also owe a duty of care to consumers and may be liable for damage resulting from defects in goods caused by their negligent acts or for any fraudulent misrepresentation made in the distributing and selling of goods. Where a manufacturer, distributor and retailer knows or reasonably believes that the products may be defective, he may have to cease to supply such goods and to give warning and instructions to persons to whom the products are supplied. Any person who undertakes to design, import or supply a product, and who negligently performs his work and causes damage to another person or property, will also attract civil liability.

Trade Description Ordinance (Chapter 362 of the Laws of Hong Kong), or the TDO

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) prohibits false trade descriptions, false, misleading or incomplete information, false statements, etc., in respect of goods offered in the course of trade. Therefore, all of the products sold by the Company are required to comply with the relevant provisions therein. Section 2 of the TDO provides, inter alia, that “trade description” in relation to goods means an indication, direct or indirect, and by whatever means given, of certain matters (including quantity, method of manufacture, composition, fitness for purpose, availability, compliance with a standard specified or recognized by any person, price, their being of the same kind as goods supplied to a person, price, place or date of manufacture, production, processing or reconditioning, person by whom manufactured, produced, processed or reconditioned, etc.), with respect to any goods or parts of the goods; and in relation to services means an indication, direct or indirect, and by whatever means given, of certain matters (including nature, scope, quantity, fitness for purpose, method and procedures, availability, the person by whom the service is supplied, after-sale service assistance, price etc.).

Section 7 of the TDO provides that no person shall in the course of trade or business apply a false trade description to any goods or sell or offer for sale any goods with false trade descriptions applied thereto. Section 7A of the TDO provides that a trader who applies a false trade description to a service supplied or offered to be supplied to a consumer, or supplies or offers to supply to a consumer a service to which a false trade description is applied, commits an offence.

Sections 13E, 13F, 13G, 13H and 13I of the TDO provide that a trader who engages in relation to a consumer in a commercial practice that (a) is a misleading omission; or (b) is aggressive; (c) constitutes bait advertising; (d) constitutes a bait and switch; or (e) constitutes wrongly accepting payment for a product, commits an offence.

A person who commits an offence under sections 7, 7A, 13E, 13F, 13G, 13H or 13I shall be subject, on conviction on indictment, to a fine of HK$500,000 and to imprisonment for 5 years, and on summary conviction, to a fine at HK$100,000 and to imprisonment for 2 years.

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong), or the TMO

The Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) provides for the registration of trademarks, the use of registered trademarks and connected matters. Hong Kong provides territorial protection for trademarks. Therefore, trademarks registered in other countries or regions are not automatically entitled to protection in Hong Kong. In order to enjoy protection by the laws of Hong Kong, trademarks must be registered with the Trade Marks Registry of the Intellectual Property Department under the Trade Marks Ordinance and the Trade Marks Rules (Chapter 559A of the Laws of Hong Kong) (the “Trade Marks Rules”).

According to section 10 of the TMO, a registered trademark is a property right acquired through due registration under such ordinance. The owner of a registered trademark is entitled to the rights provided by the ordinance.

By virtue of section 14 of the TMO, the owner of a registered trademark is conferred exclusive rights in the trademark. The rights of the owner in respect of the registered trademark come into existence from the date of the registration of the trademark. According to section 48 of such ordinance, the registration date is the filing date of the application for registration.

Subject to the exceptions in section 19 to section 21 of the TMO, any use of the trademark by third parties without the consent of the owner is an infringement of the trademark. Conducts which amount to infringement of the registered trademark are further specified in section 18 of the same ordinance.

Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong)

The Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) provides, inter alia, that where a seller sells goods in the course of a business, there is an implied condition that (a) where the goods are purchased by description, the goods must correspond with the description; (b) the goods supplied are of merchantable quality; and (c) the goods must be fit for the purpose for which they are purchased. Otherwise, a buyer has the right to reject defective goods unless he or she has a reasonable opportunity to examine the goods.

MANAGEMENT

Set forth below is information concerning the Company’s directors, executive officers and other key employees.

The following individuals are members of the Board and management of the Company.

Name	Age	Position(s)
CHING Tim Hoi	65	Chief Executive Officer and Chairman
LING Chun Yin	45	Director Nominee*
WAN Yee Hing	39	Chief Financial officer Nominee*
LI Wan Venus	44	Independent Director Nominee*
FOK Pak Kin Charles	47	Independent Director Nominee*
YIU Wing Hei	42	Independent Director Nominee*

*	The appointment of the Company’s Chief Financial Officer and independent directors will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

The following is a brief biography of each of the Company’s executive officers, directors and director nominees:

CHING Tim Hoi, Chief Executive Officer and Chairman. Mr. Ching is the founder of the Company and he currently serves as the Chief Executive Officer and Chairman of the Board of the Company. Mr. Ching has also served as Chief Executive Officer and Director of Pure Beauty since April 2013. Mr. Ching has over 30 years of experience in the electrical appliances industry especially in hair and beauty products. Since September 2010, Mr. Ching has served in various positions at Raytech Holdings Company Limited (where he currently serves as Director), a Hong Kong electrical appliance manufacturing company and the parent of one of the Company’s collaborating manufacturers, Zhongshan Raytech Electrical Appliances Manufacturing Co. Ltd (where he currently serves as Executive Director). Mr. Ching has extensive experience in sales, marketing, business development and project management.  He has been elected and conferred a fellowship by the Social Enterprise Research Academy in July 2019. He also serves as the Vice President of the Hong Kong Electrical Appliance Industries Association.

We believe Mr. Ching qualifies as the Company’s Chairman because of his deep knowledge of the Company’s business and extensive experience in the personal care electrical appliances industry.

LING Chun Yin, Director Nominee. Mr. Ling will be Director of the Company immediately upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Ling has more than 15 years of experience in lifestyle electrical appliances industry and extensive experience in project management and product development. Mr. Ling is currently serving as Assistant to the CEO, Mr. Ching, in Pure Beauty since 2013. Since September 2010, Mr. Ling has also served as the Assistant to CEO in Raytech Holdings Company Limited. In that role, Mr. Ling is responsible for various business units and overall strategic planning. He also currently serves as Supervisor at Zhongshan Raytech Electrical Appliances Manufacturing Co. Ltd. Before joining Raytech Holdings Company Limited, Mr. Ling had worked in several multinational companies. In January 2008 to September 2009, Mr. Ling worked for Novo Nordisk A/S (NYSE: NVO), a world leading multinational diabetic pharmaceutical company, as an Assistant Sourcing Manager. Mr. Ling worked at Spectrum Brands Inc. (NYSE: SPB), as senior supply chain officer, from November 2004 through December 2007. Mr. Ling obtained his Bachelor of Business (Logistics & Supply Chain Management) degree from the Royal Melbourne Institute of Technology.

We believe Mr. Ling qualifies as the Company’s director because of his familiarity with the Company’s operations and past experience in the lifestyle electrical appliance industry.

WAN Yee Hing, Chief Financial Officer Nominee. Ms. Wan has over 15 years of experience in professional auditing, corporate accounting and financial management. She current serves as the financial controller of the operating entity, Pure Beauty, a role she assumed in June 2020, and supervises accounting and finance function of the company. From 2014 through 2017, she worked at G4S (Holding) Limited, a global security company, with her last position as Finance Manager. Before that, Ms. Wan was the accounting manager of UGC Technology Limited, an information technology company, from 2010 through 2014. Ms. Wan worked at BDO Limited from 2005 through 2010, with her last position being senior associate assurance. Ms. Wan obtained her Bachelor of Arts degree with a major in accountancy from the Hong Kong Polytechnic University in 2005. She has been a member of the Hong Kong Institute of Certified Public Accountants (“HKICPA”) since January 2009.

LI Wan Venus, Independent Director Nominee. Since 2010, Ms. Li has served as a Development Manager for Sun Lik Shoes & Metal Co., Ltd. (“Sun Lik”), a shoe manufacturer established in Hong Kong in 1980. At Sun Lik, Ms. Li specializes in managing the factory operation in China, monitoring sales team and promoting business development. Before she assumed her current role, she started at Sun Lik at 2002 as a sales coordinator. Ms. Li graduated from Simon Fraser University with Bachelor of Economics in 2002 and earned a Master degree of business at Hong Kong Polytechnic University in 2009.

We believe Ms. Li qualifies as the Company’s director because of her experience in the manufacturing industry.

FOK Pak Kin Charles, Independent Director Nominee. Mr. Fok has two decades of experience in sales and marketing. Mr. Fok joined Draco International Jewelry in 2015 and currently serves as Sales Manager, with principal responsibility in marketing development and jewelry product design for overseas markets. Before that, he was a Director at Ninobaby HK Company. Mr. Fok first joined Ninobaby in 2009, where he was responsible for overseeing manufacturing management and product design and development such as footwear, clothing and accessories. He also explored new markets for Ninobaby HK Company in the US and Taiwan. Mr. Fok started his career in Marketing at Boulevard Advertising in Canada in 2002. He then continued his sales and marketing career in Hong Kong. He joined King Sing Jewelry Ltd. from 2003 through 2006 and Max Ent Ltd from 2006 through 2009 where he promoted the jewelry and electronic products to overseas customers. Mr. Fok obtained his Bachelor of Art degree with major in economic from University of Saskatchewan in Canada in 2003.

We believe Mr. Fok qualifies as the Company’s director because of his experience in marketing and knowledge of markets important to the Company’s growth in the future.

YIU Wing Hei, Independent Director Nominee. Mr. Yiu has extensive experience in investment and corporate finance. From 2010 to 2015, Mr. Yiu was Investment Director at General Nice Group, advising on the merger and acquisition activities and corporate strategies of the group’s business operations in resources development and production, logistics and trading. Mr. Yiu was also appointed as Executive Director of Finet Group Limited (HKEX: 8317), a financial information provider listed on the Growth Enterprise Market of the Hong Kong Stock Exchange, from 2010 to 2018. In 2018, Mr. Yiu founded Nice Talent Asset Management Limited, a regulated asset management company with Type 4 (Advising on securities) and Type 9 (Asset Management) regulated activity licenses issued by Securities and Futures Commission of Hong Kong. At the company, Mr. Yiu’s roles primarily include provision of operational, managerial and marketing strategy consultancy services to Nice Talent, he does not provide advisory services to individual or professional investors nor involves in fund managements on behalf of investors. In 2021, Mr. Yiu sold Nice Talent to Future Fintech (Hong Kong) Limited (Nasdaq: FTFT), but continues to serve as a consultant to Nice Talent where he provides operational, managerial and marketing consulting services to Nice Talent. Mr. Yiu obtained his Bachelor’s degree in Economics and Finance from the University of Hong Kong in 2003.

We believe Mr. Yiu qualifies as the Company’s director of because of his track record in corporate finance and past experience serving in key roles for public companies.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of the Company’s knowledge, none of the Company’s directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

The Company’s board of directors will consist of five directors upon closing of this offering. The Company’s board of directors has determined that the Company’s three independent director nominees, Wan Venus Li, Pak Kin Charles Fok, and Wing Hei Yiu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

Duties of Directors

Under British Virgin Islands law, the Company’s directors owe fiduciary duties both at common law and under statute, including a statutory duty to act honestly, in good faith and with a view to the Company’s best interests. When exercising powers or performing duties as a director, the Company’s directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account without limitation the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes the Company’s memorandum and articles of association or the BVI Act. See “Description of Share Capital — Differences in Corporate Law”, beginning on page 108 of this prospectus, for additional information on the Company’s directors’ fiduciary duties under British Virgin Islands law. In fulfilling their duty of care to the Company, the Company’s directors must ensure compliance with the Company’s memorandum and articles of association. The Company has the right to seek damages if a duty owed by the Company’s directors is breached.

The functions and powers of the Company’s board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of relevant charges of the company.

Terms of Directors and Executive Officers

Each of the Company’s directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of the Company’s executive officers are appointed by and serve at the discretion of the Company’s board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by the Company’s shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

The Company’s Board of Directors, which will consist of five members upon the effectiveness of the registration statement of which this prospectus is a part, is making all determinations regarding executive officer compensation from the time the Company first entered into employment agreements with executive officers up until the time where the three independent directors will be installed.

Committees of the Board of Directors

The Company will establish three committees under the board of directors to be effective upon the effectiveness of the registration statement of which this prospectus is a part: An audit committee, a compensation committee and a nominating and corporate governance committee. Even though the Company is exempted from corporate governance standards because it is a foreign private issuer, the Company has voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. The Company’s audit committee will consist of Wan Venus Li, Pak Kin Charles Fok, and Wing Hei Yiu. Mr. Yiu will be the chairman of the Company’s audit committee. The Company has determined that Ms. Li, Mr. Fok and Mr. Yiu will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. The Company’s board also has determined that Mr. Yiu qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee will oversee the Company’s accounting and financial reporting processes and the audits of the financial statements of the Company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of the Company’s accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with the Company’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of the Company’s procedures to ensure proper compliance.

Compensation Committee. The Company’s compensation committee will consist of Wan Venus Li, Pak Kin Charles Fok, and Wing Hei Yiu upon the effectiveness of their appointments. Mr. Fok will be the chairman of the Company’s compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to the Company’s directors and executive officers. The Company’s chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

The compensation committee will be responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for the Company’s most senior executive officers;

●	approving reviewing and recommending to the board with respect to the compensation of the Company’s directors; and overseeing the total compensation package for the Company’s executives other than the most senior executive officers;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. The Company’s nominating and corporate governance committee will consist of Wan Venus Li, Pak Kin Charles Fok, and Wing Hei Yiu upon the effectiveness of their appointments. Ms. Li will be the chairperson of the Company’s nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become the Company’s directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to the Company’s board of directors or for appointment to fill any vacancy;

●	reviewing annually with the Company’s board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to the Company;

●	identifying and recommending to the Company’s board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as the Company’s compliance with applicable laws and regulations, and making recommendations to the Company’s board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with the Company’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of the Company’s procedures to ensure proper compliance.

Corporate Governance

The business and affairs of the company are managed under the direction of the Company’s Board. The Company has conducted Board meetings regularly since inception. Each of the Company’s directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. In addition to the contact information in this prospectus, the Board has adopted procedures for communication with the officers and directors as the date hereof. Each shareholder will be given specific information on how he/she can direct communications to the officers and directors of the Company at the Company’s annual shareholders’ meetings. All communications from shareholders are relayed to the members of the Board.

COMPENSATION

Compensation of Executive Officers

For the years ended March 31, 2022, we paid an aggregate of HKD228,871 (US$29,220) in cash to the Company’s executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to the Company’s directors and executive officers.

We have entered into employment agreements with the Company’s officers.

Compensation of Directors

For the fiscal year ended March 31, 2022, we did not compensate the Company’s directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of the Company’s Holding’s Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:

●	each of the Company’s directors, director nominees and executive officers who beneficially own the Company’s Ordinary Shares; and

●	each person known to the Company to own beneficially more than 5.0% of the Company’s Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on [●] Ordinary Shares outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes Ordinary Shares outstanding immediately after the completion of this offering.

The number and percentage of Ordinary Shares beneficially owned after the offering are based on [●] Ordinary Shares outstanding following the sale of [●] Ordinary Shares in the offering. Information with respect to beneficial ownership has been furnished by each director, director nominee, officer or beneficial owner of 5% or more of the Company’s Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. As of the date of the prospectus, the Company have 11 shareholders of record, none of which are located in the United States.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering		Percentage of Votes Held After this Offering
	Number	Percent	Number	Percent	Percent
Directors and Executive Officers(1):
Tim Hoi Ching	80	80%
Chun Yin Ling	5	5%
Yee Hing Wan	-	-
Pak Kin Charles Fok	-	-
Wing Hei Yiu	-	-
All directors and executive officers as a group	85	85%

5% Principal Shareholders:
Tim Hoi Ching	80	80%
Chun Yin Ling	5	5%
APTC Holding Limited(2)	5	5%
Tak Ching Poon(3)	5	5%

(1)	Unless otherwise indicated, the business address of each of the individuals is Unit 609, 6/F, Nan Fung Commercial Centre, No.19 Lam Lok Street, Kowloon Bay, Hong Kong.
(2)	The address of APTC Holding Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(3)	Includes 5 Ordinary Shares owned through APTC Holding Limited, a BVI company of which Mr. Poon is the sole shareholder and sole director. Mr. Poon has the voting, dispositive or investment powers over such Ordinary Shares.

The Company are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in “Compensation of Executive Officers,” below we describe transactions since incorporation, to which the Company has been a participant, in which the amount involved in the transaction is material to the Company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

a. Nature of Related Party Relationships

Name	Relationship with the Company

Zhongshan Raytech Electric Appliances Manufacturing Company Limited (“Zhongshan Raytech”)	An entity controlled by Mr. Ching Tim Hoi (“Mr. Ching”)
Raytech Holdings Company Limited	An Entity controlled by Mr. Ching and the holding company of the Zhongshan Raytech
Mr. Ching Tim Hoi (“Mr. Ching”)	Controlling shareholder, CEO and Chairman of the Company and Director of Pure Beauty, Director of Raytech Holdings Company Limited, and Executive Director of Zhongshan Raytech
Mr. Chun Yin Ling	Director Nominee of the Company and, Assistant to the Director CEO of Pure Beauty and Raytech Holdings Company Limited, and Supervisor of Zhongshan Raytech

b. Due from a director

Name	Related party relationship	As of March 31, 2021	As of March 31, 2022	As of September 30, 2022	As of September 30, 2022
		HKD	HKD	HKD	US$
Mr. Ching	Mr. Ching is a director of Pure Beauty	4,652,626	2,436,898	977,381	124,510
Total due from related parties		4,652,626	2,436,898	977,381	124,510

The receivable represented payments made on behalf of the director and shareholder by Pure Beauty. The loan agreement provides that borrowings are interest free and are payable on demand. The amount was wholly settled in cash subsequently in October 2022.

c. Accounts payable – related party

These accounts payable to Zhongshan Raytech was related to products we purchased from Zhongshan Raytech.

Name	As of March 31 2021	As of March 31 2022	As of September 30 2022	As of September 30 2022
	HKD	HKD	HKD	US$

Zhongshan Raytech	2,983,809	4,018,857	10,280,979	1,309,712
Total purchase from related party	2,983,809	4,018,857	10,280,979	1,309,701

d. Related party transactions

Purchase products from a related party

Name	For year ended March 31, 2021	For year ended March 31, 2022	For six months ended September 30, 2021	For six months ended September 30, 2022	For six months ended September 30, 2022
	HKD	HKD	HKD	HKD	US$
Zhongshan Raytech	15,722,744	24,221,784	12,569,979	10,688,990	1,361,689
Total purchase from related party	15,722,744	24,221,784	12,569,979	10,688,990	1,361,689

Policies and Procedures for Related Party Transactions

The Company’s board of directors will establish an audit committee, to be effective upon the effectiveness of the registration statement of which this prospectus is a part, which will be tasked with review and approval of all related party transactions.

DESCRIPTION OF SHARE CAPITAL

The Company was incorporated as a BVI business company under the laws of the British Virgin Islands on June 24, 2022. As of the date of this prospectus, the Company’s authorized shares consists of [●] Ordinary Shares with a par value of $1.00 per share.

As of the date of this prospectus, there were [●] Ordinary Shares issued and outstanding.

On [●], the Company effectuated a forward split of the Ordinary Shares of the Company at a ratio of [●]-for-[●] to increase the Company’s authorized capital shares from [●] Ordinary Shares with a par value of $[●] per share to [●] Ordinary Shares with a par value of $[●] per share (“[●] Forward Split”). As a result of the [●] Forward Split, the Company now has [●] Ordinary Shares issued and outstanding as of the date hereof.

Ordinary  Shares

General

All of the Company’s issued shares are fully paid and non-assessable. Certificates evidencing the shares are issued in registered form. There are no limitations imposed by the Company’s memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the Company’s shares. In addition, there are no provisions in the Company’s memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Under the BVI Act, the Ordinary Shares are deemed to be issued when the name of the shareholder is entered in the Company’s register of members. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands Courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

Dividends

The holders of the Company’s Ordinary Shares are entitled to such dividends as may be declared by the Company’s board of directors subject to the BVI Act.

Voting Rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution of members in writing, each in accordance with the memorandum and articles of association. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each share that such shareholder holds.

Transfer of Ordinary Shares

Subject to the restrictions contained in the Company’s articles of association, any of the Company’s shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by the Company’s board of directors.

Liquidation

As permitted by the BVI Act and the Company’s memorandum and articles of association, the Company may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if the Company’s assets exceed the Company’s liabilities and the Company is able to pay the Company’s debts as they fall due. The Company may also be wound up in circumstances where the Company is insolvent in accordance with the terms of the BVI Insolvency Act (Law Revision 2020).

If the Company is wound up and the assets available for distribution among the Company’s shareholders are more than sufficient to repay all amounts paid to the Company on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If the Company is wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to the Company on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If the Company is wound up, the liquidator appointed by the Company may, in accordance with the BVI Act, divide among the Company’s shareholders in specie or kind the whole or any part of the Company’s assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

The Company’s board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the BVI Act, the Company may issue shares on terms that are subject to redemption, at the Company’s option or at the option of the holders, on such terms and in such manner as may be determined by the Company’s memorandum and articles of association and subject to any applicable requirements imposed from time to time by the BVI Act, the SEC, the Nasdaq Capital Market, or by any recognized stock exchange on which the Company’s securities are listed.

Variations of Rights of Shares

If at any time the Company is authorized to issue more than one class of shares, all or any of the rights attached to any class of shares may be amended only with the consent in writing of or by a resolution passed at a meeting of not less than 50 percent of the shares of the class to be affected.

General Meetings of Shareholders

Under the Company’s memorandum and articles of association, a copy of the notice of any meeting of shareholders shall be given not less than seven days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. The Company’s board of directors shall call a meeting of shareholders upon the written request of shareholders holding at least 30% of the Company’s outstanding voting shares. In addition, the Company’s board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice if at least 90% of the shares entitled to vote on the matters to be considered at the meeting have agreed to short notice of the meeting, or if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice and presence at the meeting shall be deemed to constitute waiver for this purpose.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50 percent of the shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If No quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the Ordinary Shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. If not, the meeting will be dissolved. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present then the members present shall choose a shareholder to act to chair the meeting of the shareholders. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy shall preside as chairman, failing which the oldest individual member or member representative shall take the chair.

A corporation that is a shareholder shall be deemed for the purpose of the Company’s memorandum and articles of association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were the Company’s individual shareholder.

Inspection of Books and Records

Under the BVI Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar of Corporate Affairs, which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and records of license fees paid to date and will also disclose any articles of dissolution, articles of merger and a register of charges if the company has elected to file such a register.

A member of the Company is also entitled, upon giving written notice to the Company, to inspect (i) the Company’s memorandum and articles of association, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members and of those classes of members of which that member is a member, and to make copies and take extracts from the documents and records referred to in (i) to (iv) above. However, the Company’s directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document specified in (ii) to (iv) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts or records. See “Where You Can Find Additional Information.” on page 131 of this prospectus. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Changes in Capital

The Company may from time to time by resolution of shareholders or resolution of the Company’s board of directors, subject to the Company’s memorandum and articles of association:

●	amend the Company’s memorandum and articles of association to increase or decrease the maximum number of shares the Company is authorized to issue;

●	split the Company’s authorized and issued shares into a larger number of shares;

●	combine the Company’s authorized and issued shares into a smaller number of shares; and

●	create new classes of shares with preferences to be determined by resolution of the board of directors to amend the memorandum and articles of association to create new classes of shares with such preferences at the time of authorization.

Differences in Corporate Law

The BVI Act and the laws of the British Virgin Islands affecting British Virgin Islands companies like the Company and the Company’s shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the British Virgin Islands applicable to the Company and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies (the “surviving company”) and a consolidation means the uniting of two or more constituent companies into a new company (the “consolidated company”). The procedure for a merger or consolidation between the company and another company (which need not be a BVI company, and which may be the company’s parent or subsidiary, but need not be) is set out in the BVI Act. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which with the exception of a merger between a parent company and its subsidiary, must also be approved by a resolution of a majority of the shareholders voting at a quorate meeting of shareholders or by written resolution of the shareholders of the BVI company or BVI companies which are to merge. While a director may vote on the plan of merger or consolidation, or any other matter, even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company. A transaction entered into by the Company in respect of which a director is interested (including a merger or consolidation) is voidable by the Company unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. A foreign company which is able under the laws of its foreign jurisdiction to participate in the merger or consolidation is required by the BVI Act to comply with the laws of that foreign jurisdiction in relation to the merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized, if required, by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands. The merger is effective on the date that the articles of merger are registered with the Registrar or on such subsequent date, not exceeding thirty days, as is stated in the articles of merger or consolidation.

As soon as a merger becomes effective: (a) the surviving company or consolidated company (so far as is consistent with its memorandum and articles of association, as amended or established by the articles of merger or consolidation) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies; (b) in the case of a merger, the memorandum and articles of association of any surviving company are automatically amended to the extent, if any, that changes to its memorandum and articles of association are contained in the articles of merger or, in the case of a consolidation, the memorandum and articles of association filed with the articles of consolidation are the memorandum and articles of the consolidated company; (c) assets of every description, including choses-in-action and the business of each of the constituent companies, immediately vest in the surviving company or consolidated company; (d) the surviving company or consolidated company is liable for all claims, debts, liabilities and obligations of each of the constituent companies; (e) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any member, director, officer or agent thereof, is released or impaired by the merger or consolidation; and (f) no proceedings, whether civil or criminal, pending at the time of a merger by or against a constituent company, or against any member, director, officer or agent thereof, are abated or discontinued by the merger or consolidation; but: (i) the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or consolidated company or against the member, director, officer or agent thereof, as the case may be; or (ii) the surviving company or consolidated company may be substituted in the proceedings for a constituent company. The Registrar of Corporate Affairs shall strike off the register of companies each constituent company that is not the surviving company in the case of a merger and all constituent companies in the case of a consolidation. If the directors determine it to be in the best interests of the company, it is also possible for a merger to be approved as a Court approved plan of arrangement or scheme of arrangement in accordance with the BVI Act.

A shareholder may dissent from (a) a merger if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including: (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a compulsory redemption of 10 per cent or fewer of the issued shares of the company required by the holders of 90 percent or more of the shares of the company pursuant to the terms of the BVI Act; and (e) a plan of arrangement, if permitted by the British Virgin Islands Court (each, an Action). A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from an Action must object in writing to the Action before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. Such objection shall include a statement that the member proposes to demand payment for his or her shares if the Action is taken. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Act to dissent from the Action, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company shall make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ Suits

There are both statutory and common law remedies available to the Company’s shareholders as a matter of British Virgin Islands law. These are summarized below.

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or the Company’s memorandum and articles of association be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company in certain circumstances to redress any wrong done to it. Such actions are known as derivative actions. The BVI Court may only grant permission to bring a derivative action where the following circumstances apply:

●	the company does not intend to bring, diligently continue or defend or discontinue proceedings; and

●	it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole.

When considering whether to grant leave, the British Virgin Islands Court is also required to have regard to the following matters:

●	whether the shareholder is acting in good faith;

●	whether a derivative action is in the company’s best interests, taking into account the directors’ views on commercial matters;

●	whether the action is likely to proceed;

●	the costs of the proceedings in relation to the relief likely to be obtained; and

●	whether an alternative remedy is available.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition the BVI Court for the winding up of a company under the BVI Insolvency Act (Law Revision 2020) for the appointment of a liquidator to liquidate the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is generally only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

The Company’s memorandum and articles of association provides that, subject to certain limitations, the Company indemnifies against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was the Company’s director; or

●	is or was, at the Company’s request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to the Company’s best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the company and as to whether the person had no reasonable cause to believe that his conduct was unlawful and is, in the absence of fraud, sufficient for the purposes of the memorandum and articles of association, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the company or that the person had reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company’s directors, officers or persons controlling the Company under the foregoing provisions, the Company has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in the Company’s memorandum and articles of association

Some provisions of the Company’s articles of association may discourage, delay or prevent a change in control of the Company or management that shareholders may consider favorable. Under the BVI Act there are no provisions which specifically prevent the issuance of preferred shares or any such other ‘poison pill’ measures. The memorandum and articles of association of the Company also does not contain any express prohibitions on the issuance of any preferred shares. Therefore, the directors without the approval of the holders of Ordinary Shares may issue preferred shares that have characteristics that may be deemed to be anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans. However, under British Virgin Islands law, the Company’s directors in the exercise of their powers granted to them under the Company’s memorandum and articles of association and performance of their duties, are required to act honestly and in good faith in what the director believes to be in the best interests of the Company’s company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, the Company’s directors owe fiduciary duties both at common law and under statute including, among others, a statutory duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. The Company’s directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, the Company’s directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or the Company’s memorandum and articles of association. A shareholder has the right to seek damages for breaches of duties owed to the Company by the Company’s directors.

Pursuant to the BVI Act and the Company’s memorandum and articles of association, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

In certain limited circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, or proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the British Virgin Islands Court may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles. Furthermore, pursuant to section 184I(1) of the BVI Act, a shareholder of a company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the British Virgin Islands Court for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that, subject to the memorandum and articles of association of a company, an action that may be taken by members of the company at a meeting may also be taken by a resolution of members consented to in writing.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and the Company’s memorandum and articles of association allow the Company’s shareholders holding 30% or more of the votes of the outstanding voting shares to requisition a shareholders’ meeting. There is no requirement under BVI law to hold shareholders’ annual general meetings, but the Company’s memorandum and articles of association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under British Virgin Islands law, the Company’s memorandum and articles of association do not provide for cumulative voting. As a result, the Company’s shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Company’s memorandum and articles of association, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of the shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75 percent of the votes of the shareholders entitled to vote. Directors can also be removed by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute and the Company’s memorandum and articles of association does not provide for the same protection afforded by the Delaware business combination statute.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and the Company’s memorandum and articles of association, the Company may appoint a voluntary liquidator by a resolution of the shareholders, provided that the directors have made a declaration of solvency that the company is able to discharge its debts as they fall due and that the value of the company’s assets exceed its liabilities.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Company’s memorandum and articles of association, if at any time the Company’s shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class. For these purposes the creation, designation or issue of shares with rights and privileges ranking pari passu to an existing class of shares is deemed not to be a variation of the rights of such existing class and may in accordance with the Company’s memorandum and articles of association be effected by resolution of directors without shareholder approval.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, the Company’s memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

Anti-Money Laundering Laws

In order to comply with legislation or regulations aimed at the prevention of money laundering the Company is required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company also may delegate the maintenance of the Company’s anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

The Company reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, the Company may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act (Law Revision 2020). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Before Raytech Holding’s initial public offering, there has not been a public market for Raytech Holding’s Ordinary Shares, and although the Company intends to apply for listing on the Nasdaq Capital Market, a regular trading market for Raytech Holding’s Ordinary Shares may not develop. Future sales of substantial amounts of Raytech Holding’s Ordinary Shares in the public market after Raytech Holding’s initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for Raytech Holding’s Ordinary Shares to fall or impair Raytech Holding’s ability to raise equity capital in the future. Upon completion of this offering, the Company will have [●] Ordinary Shares issued and outstanding. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than Raytech Holding’s “affiliates” without restriction or further registration under the Securities Act.

Lock-Up Agreements

The Company has agreed not to, for a period of six (6) months from the effective date of this registration statement, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of Raytech Holding’s Ordinary Shares or securities that are substantially similar to Raytech Holding’s Ordinary Shares, including but not limited to any options or warrants to purchase Raytech Holding’s Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, Raytech Holding’s Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the Underwriters.

Furthermore, each of Raytech Holding’s directors, executive officers, and principal shareholders (5% or more shareholders) of Raytech Holding’s Ordinary Shares has also entered into a similar lock-up agreement for a period of six (6) months from the effective date of this registration statement, subject to certain exceptions, with respect to Raytech Holding’s Ordinary Shares and securities that are substantially similar to Raytech Holding’s Ordinary Shares. See “Underwriting” beginning on page 122 of this prospectus for more information.

The Company is not aware of any plans by any significant shareholders to dispose of significant numbers of Raytech Holding’s Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for Raytech Holding’s Ordinary Shares may dispose of significant numbers of Raytech Holding’s Ordinary Shares in the future. The Company cannot predict what effect, if any, future sales of Raytech Holding’s Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of Raytech Holding’s Ordinary Shares from time to time. Sales of substantial amounts of Raytech Holding’s Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of Raytech Holding’s Ordinary Shares.

Rule 144

All of Raytech Holding’s Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been Raytech Holding’s affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about the Company. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from the Company or from Raytech Holding’s affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of Raytech Holding and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise; or

●	the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by Raytech Holding’s affiliates or persons selling shares on behalf of Raytech Holding’s affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of Raytech Holding’s employees, consultants, or advisors who purchases Raytech Holding’s Ordinary Shares from the Company in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Raytech Holding’s Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to an investment in Raytech Holding’s Ordinary Shares. It is directed to U.S. Holders (as defined below) of Raytech Holding’s Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in Raytech Holding’s Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of Raytech Holding’s Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding Raytech Holding’s Ordinary Shares are urged to consult their tax advisors regarding an investment in Raytech Holding’s Ordinary Shares.

RAYTECH HOLDING URGES POTENTIAL PURCHASERS OF RAYTECH HOLDING’S ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF RAYTECH HOLDING’S ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	Pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	U.S. expatriates;

●	Certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding Raytech Holding’s Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% (by vote or value) or more of Raytech Holding’s voting shares (including by reason of owning Raytech Holding’s Ordinary Shares);

●	persons who acquired Raytech Holding’s Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding Raytech Holding’s Ordinary Shares through partnerships or other pass-through entities;

●	events, hip-hop, and marketing industries investment trusts;

●	governments or agencies or instrumentalities thereof;

●	beneficiaries of a Trust holding Raytech Holding’s Ordinary Shares; or

●	persons holding Raytech Holding’s Ordinary Shares through a trust.

All of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of Raytech Holding’s Ordinary Shares.

Taxation of Dividends and Other Distributions on Raytech Holding’s Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by the Company to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of Raytech Holding’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or Raytech Holding is eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) Raytech Holding is not a PFIC for either Raytech Holding’s taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is No income tax treaty between the United States and the BVI, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to Raytech Holding’s Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to Raytech Holding’s Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds Raytech Holding’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. Raytech Holding does not intend to calculate Raytech Holding’s earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Information Reporting and Backup Withholding

Dividend payments with respect to Raytech Holding’s Ordinary Shares and proceeds from the sale, exchange or redemption of Raytech Holding’s Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. Raytech Holding does not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to Raytech Holding’s Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

Passive Foreign Investment Company (“PFIC”)

Based on Raytech Holding’s current and anticipated operations and the composition of Raytech Holding’s assets, Raytech Holding was not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended March 31, 2022 and the taxable year ended March 31, 2021. Depending on the amount of cash Raytech Holding raises in this offering, together with any other assets held for the production of passive income, it is possible that, for Raytech Holding’s taxable year ending March 31, 2022 or for any subsequent year, more than 50% of Raytech Holding’s assets may be assets which produce passive income, in which case Raytech Holding would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. Raytech Holding will make this determination following the end of any particular tax year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Raytech Holding will be treated as owning Raytech Holding’s proportionate share of the assets and earning Raytech Holding’s proportionate share of income of any other corporation in which Raytech Holding owns, directly or indirectly, at least 25% (by value) of the stock.

Raytech Holding must make a separate determination each year as to whether Raytech Holding is a PFIC, however, and there can be No assurance with respect to Raytech Holding’s status as a PFIC for Raytech Holding’s current taxable year or any future taxable year. Depending on the amount of cash Raytech Holding raises in this offering, together with any other assets held for the production of passive income, it is possible that, for Raytech Holding’s current taxable year or for any subsequent taxable year, more than 50% of Raytech Holding’s assets may be assets held for the production of passive income. Raytech Holding will make this determination following the end of any particular tax year. In addition, because the value of Raytech Holding’s assets for purposes of the asset test will generally be determined based on the market price of Raytech Holding’s Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, Raytech Holding’s PFIC status will depend in large part on the market price of Raytech Holding’s Ordinary Shares and the amount of cash Raytech Holding raises in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause Raytech Holding to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of Raytech Holding’s income and assets will be affected by how, and how quickly, Raytech Holding spends the cash Raytech Holding raises in this offering. Raytech Holding are under No obligation to take steps to reduce the risk of Raytech Holding’s being classified as a PFIC, and as stated above, the determination of the value of Raytech Holding’s assets will depend upon material facts (including the market price of Raytech Holding’s Ordinary Shares from time to time and the amount of cash Raytech Holding raises in this offering) that may not be within Raytech Holding’s control. If Raytech Holding is a PFIC for any year during which you hold Ordinary Shares, Raytech Holding will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If Raytech Holding ceases to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If Raytech Holding is a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which was were a PFIC, will be treated as ordinary income,

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year, and

●	An additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by Raytech Holding, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on Raytech Holding’s Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were Raytech Holding to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. Raytech Holding does not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which Raytech Holding is a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if Raytech Holding was a PFIC at any time during the period you hold Raytech Holding’s Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if Raytech Holding ceases to be a PFIC in a future year, unless you make a “purging election” for the year Raytech Holding ceases to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which Raytech Holding is treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which Raytech Holding is treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for Raytech Holding’s Ordinary Shares when inherited from a decedent that was previously a holder of Raytech Holding’s Ordinary Shares. However, if Raytech Holding is determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for Raytech Holding’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Raytech Holding’s Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if Raytech Holding is determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits Raytech Holding’s Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in Raytech Holding’s Ordinary Shares and the elections discussed above.

Hong Kong Profits Taxation

Raytech Holding’s subsidiary, Pure Beauty, is a Hong Kong entity subject to the two-tier profit tax rates system according to Hong Kong tax rules and regulations.

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (the “Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million (US$[●]) of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. The Ordinance only allows one entity within a group of “connected entities” is eligible for the two-tier tax rate benefit. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business-the other entity is the same person carrying on another sole proprietorship business. Under the Ordinance, it is an entity’s election to nominate an entity that will be subject to the two-tier profits tax rate on its Profits Tax Return. The election is irrevocable.

Pure Beauty elected the two-tier profits tax rate for its tax years of 2019/2020 and 2020/2021.

Under Hong Kong tax laws, Raytech Holding’s Hong Kong subsidiary is exempted from Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from Raytech Holding’s Hong Kong subsidiary to Raytech Holding are not subject to any withholding tax in Hong Kong. See “Dividend Policy” on page 59 of this prospectus for further details on Raytech Holding’s dividend policy.

British Virgin Islands Taxation

The disclosure relating to tax consequences under British Virgin Islands law is the opinion of Forbes Hare, Raytech Holding’s counsel as to BVI law.

The Government of the British Virgin Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its shareholders who are not tax resident in the British Virgin Islands.

The Company and all distributions, interest and other amounts paid by the Company to persons who are not tax resident in the British Virgin Islands will not be subject to any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the Ordinary Shares in the Company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of the Company.

Except to the extent that Raytech Holding has any interest in real property in the British Virgin Islands, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the Company or its shareholders.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between Hong Kong and the British Virgin Islands.

British Virgin Islands Economic Substance Legislation

The British Virgin Islands, together with several other non-European Union jurisdictions, has introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (the “ES Act”) came into force in the British Virgin Islands introducing certain economic substance requirements for in-scope British Virgin Islands entities which are engaged in certain “relevant activities”.

Although it is presently anticipated that the ES Act will have little material impact on the Company or its operations, as the legislation is relatively new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

British Virgin Islands Data Protection Act

The Data Protection Act, 2021 (the “BVI DPA”) came into force in the British Virgin Islands on 9 July 2021. The BVI DPA establishes a framework of rights and duties designed to safeguard individuals’ personal data, balanced against the need of public authorities, businesses and organizations to collect and use personal data for lawful purposes. The BVI DPA is centered around seven data protection principles (the General Principle, the Notice and Choice Principle, the Disclosure Principle, the Security Principle, the Retention Principle, the Data Protection Principle and the Access Principle) which require that:

●	personal data must not be processed without consent unless specific conditions are met and must not be transferred outside the British Virgin Islands, unless there is proof of adequate data protection safeguards or consent from the data subject;

●	Where consent has been given to processing of personal data, the data subject may at any time withdraw his or her consent;

●	a data controller must inform a data subject of specific matters, for instance the purposes for which it is being collected and further processed;

●	personal data must not be disclosed for any purpose other than the purpose for which it was to be disclosed at the time of collection or a purpose directly related thereto or to any party other than a third party of a class previously notified to the data subject;

●	a data controller shall, when processing personal data, take practical steps to protect personal data from loss, misuse, modification, unauthorized or accidental access or disclosure, alteration or destruction;

●	personal data must not be kept for longer than is necessary for the purpose;

●	personal data must be accurate, complete, not misleading and kept up to date; and

●	a data subject must be given access to his or her own personal data and be able to correct that data where it is inaccurate, incomplete, misleading or not up to date, except where a request for such access or correction is refused under the BVI DPA.

The BVI DPA imposes specific obligations on data controllers, including the duty to (i) apply the data protection principles; and (ii) respond in a timely fashion to requests from data subjects in relation to their personal data.

The Information Commissioner is the regulator responsible for the proper functioning and enforcement of the BVI DPA. Offences under the BVI DPA include

●	processing sensitive personal data in contravention of the BVI DPA;

●	willfully obstructing the Information Commissioner or an authorized officer in the conduct of his or her duties and functions;

●	willfully disclosing personal information in contravention of the BVI DPA; and

●	collecting, storing or disposing of personal information in a manner that contravenes the BVI DPA.

Offences committed under the BVI DPA may result in fines (up to US$500,000 in certain cases) or imprisonment. Further, a data subject who suffers damage or distress as a result of their data being processed in contravention of the DPA may institute civil proceedings in the British Virgin Islands courts.

UNDERWRITING

Raytech Holding is offering [●] Ordinary Shares as described in this prospectus through the underwriter named below. Raytech Holding expects to enter into an underwriting agreement with Univest Securities, LLC, with respect to the Ordinary Shares in this offering.

The underwriter must buy all of the Ordinary Shares being sold in this offering if they buy any of them.

Raytech Holding’s Ordinary Shares are offered subject to a number of conditions, including:

●	receipt and acceptance of Raytech Holding’s Ordinary Shares by the underwriter; and

●	the underwriter’s right to reject orders in whole or in part.

Raytech Holding has been advised by the underwriter that the underwriter intends to make a market in Raytech Holding’s Ordinary Shares but that it is not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, the underwriter or securities dealers may distribute prospectuses electronically.

Underwriting Discount

Shares sold by the underwriter to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriter to securities dealers may be sold at a discount equal to five and half percent (5.5%) per share from the initial public offering price. The underwriter may offer the shares through one or more of their affiliates or selling agents. If all the shares are not sold at the initial public offering price, the underwriter may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriter will be obligated to purchase the shares at the prices and upon the terms stated therein.

The following table shows the per share and total underwriting discount Raytech Holding will pay to the underwriter.

	Per Share	Total
Public offering price	$	$
Underwriting discounts (5.5%)	$	$
Proceeds, before expenses, to Raytech Holding	$	$

(1)	Initial public offering price per share is assumed as $[●] per share, which is the midpoint of the range set forth on the cover page of this prospectus.

Raytech Holding has agreed to reimburse the underwriter up to a maximum of $200,000 for out-of-pocket accountable expenses, including: (i) all reasonable travel and lodging expenses incurred by the underwriter and its counsel in connection with visits to, and examinations of, the Company; (ii) background check on Raytech Holding’s principal shareholders, directors and officers; (iii) the reasonable cost for road show meetings; (iv) all due diligence expenses; and (v) legal counsel fees; provided, however, any expense exceeding $5,000 shall be approved by Raytech Holding in writing in advance. In addition, at the closing of the offering, Raytech Holding shall reimburse the underwriter one percent (1%) of the gross proceeds of the offering as non-accountable expenses.

Raytech Holding has agreed to pay to $80,000 as an advance to be applied towards reasonable out-of-pocket expenses, or the Advance, of which $30,000 was paid upon the execution of the engagement letter between Raytech Holding and the underwriter dated September 30, 2022, as amended on November 15, 2022 (the “Engagement Letter”). Any portion of the Advance shall be returned back to Raytech Holding to the extent not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Right of First Refusal

Raytech Holding has agreed to grant the underwriter, for the eighteen (18)-month period following the closing of this offering, a right of first refusal, exercisable at the sole discretion of the underwriter, to provide investment banking services to Raytech Holding on an exclusive basis for (a) acting as lead or joint-lead manager for any underwritten public offering; (b) acting as lead or joint book runner and/or lead or joint placement agent, initial purchaser in connection with any private offering of securities of Raytech Holding. The Right of First Refusal shall be subject to FINRA Rule 5110(g)(5), including that it may be terminated by Raytech Holding for cause, which shall be a breach by the underwriter of the Engagement Letter or a material failure by the underwriter to provide the services as contemplated by the Engagement Letter.

Tail Financing Payments

Raytech Holding has also agreed to pay the underwriter a tail fee equal to the compensation commensurate with those set forth in the Engagement Letter, if Raytech Holding completes an offering with a party first introduced to Raytech Holding by the underwriter during the 12-month period following expiration or termination of Raytech Holding’s engagement of the underwriter.

Lock-Up Agreements

Raytech Holding and its directors, officers any other holder(s) of five percent (5%) or more of Raytech Holding’s outstanding Ordinary Shares as of the effective date of the registration statement of which this prospectus forms a part (and all holders of securities exercisable for or convertible into shares of Ordinary Shares) shall enter into customary “lock-up” agreements in favor of the underwriter pursuant to which such persons and entities shall agree, for a period of six (6) months after this offering is completed, that they shall neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any securities of the Company without the underwriter’s prior written consent.

Indemnification

Raytech Holding has agreed to indemnify the underwriter against certain liabilities, including certain liabilities under the Securities Act. If Raytech Holding is unable to provide this indemnification, Raytech Holding has agreed to contribute to payments the underwriter may be required to make in respect of those liabilities.

Other Relationships

The underwriter and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Raytech Holding or Raytech Holding’s affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

No Public Market

Prior to this offering, there has not been a public market for Raytech Holding’s securities in the U.S. and the public offering price for Raytech Holding’s Ordinary Shares will be determined through negotiations between Raytech Holding and the underwriter. Among the factors to be considered in these negotiations will be prevailing market conditions, Raytech Holding’s financial information, market valuations of other companies that Raytech Holding and the underwriter believe to be comparable to Raytech Holding, estimates of Raytech Holding’s business potential, the present state of Raytech Holding’s development and other factors deemed relevant.

Raytech Holding offers no assurances that the initial public offering price will correspond to the price at which Raytech Holding’s Ordinary Shares will trade in the public market subsequent to this offering or that an active trading market for Raytech Holding’s Ordinary Shares will develop and continue after this offering.

Stock Exchange

Raytech Holding has applied to list Raytech Holding’s Ordinary Shares on the Nasdaq Capital Market under the symbol “RAY.” There can be no assurance that Raytech Holding will be successful in listing Raytech Holding’s Ordinary Shares on the Nasdaq Capital Market.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter of this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by Raytech Holding or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions

In connection with this offering, the underwriter may engage in activities that stabilize, maintain or otherwise affect the price of Raytech Holding’s Ordinary Shares during and after this offering, including:

●	stabilizing transactions;

●	short sales;

●	purchases to cover positions created by short sales;

●	imposition of penalty bids; and

●	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of Raytech Holding’s Ordinary Shares while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of Raytech Holding’s Ordinary Shares, which involve the sale by the underwriter of a greater number of Ordinary Shares than they are required to purchase in this offering and purchasing Ordinary Shares on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriter’s option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriter may close out any covered short position by purchasing shares in the open market.

Naked short sales are short sales made in excess of the over-allotment option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the Ordinary Shares in the open market that could adversely affect investors who purchased in this offering.

The underwriter also may impose a penalty bid. This permits the underwriter to reclaim a selling concession from a syndicate member when the Ordinary Shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of Raytech Holding’s Ordinary Shares or preventing or retarding a decline in the market price of Raytech Holding’s Ordinary Shares. As a result of these activities, the price of Raytech Holding’s Ordinary Shares may be higher than the price that otherwise might exist in the open market. The underwriter may carry out these transactions on the Nasdaq Capital Market, in the over-the-counter market or otherwise. Neither Raytech Holding nor the underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither Raytech Holding, nor the underwriter makes any representation that the underwriter will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Determination of Offering Price

Prior to this offering, there was no public market for Raytech Holding’s Ordinary Shares. The initial public offering price will be determined by negotiation between Raytech Holding and the underwriter. The principal factors to be considered in determining the initial public offering price include, but are not limited to:

●	the information set forth in this prospectus and otherwise available to the underwriter;

●	Raytech Holding’s history and prospects and the history and prospects for the industry in which Raytech Holding competes;

●	Raytech Holding’s past and present financial performance;

●	Raytech Holding’s prospects for future earnings and the present state of Raytech Holding’s development;

●	the general condition of the securities market at the time of this offering;

●	the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and

●	other factors deemed relevant by the underwriter and Raytech Holding.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither Raytech Holding nor the underwriter can assure investors that an active trading market will develop for Raytech Holding’s Ordinary Shares or that the Ordinary Shares will trade in the public market at or above the initial public offering price.

Affiliations

The underwriter and its respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and its affiliates may from time to time in the future engage with Raytech Holding and perform services for Raytech Holding or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriter and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of Raytech Holding. The underwriter and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to customers that they acquire, long and/or short positions in these securities and instruments.

Offer Restrictions outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares the possession, circulation or distribution of this prospectus or any other material relating to Raytech Holding or the Ordinary Shares in any jurisdiction where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia. This prospectus:

●	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (the “Corporations Act”);

●	has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

●	does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail customer” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

●	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The Ordinary Shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Ordinary Shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Ordinary Shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Ordinary Shares, you represent and warrant to Raytech Holding that you are an Exempt Investor.

As any offer of Ordinary Shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Ordinary Shares, you undertake to Raytech Holding that you will not, for a period of 12 months from the date of issue of the Ordinary Shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada. The Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted customers, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute a public offer of the Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. Ordinary Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Dubai International Financial Centre (“DIFC”). This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the Ordinary Shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Ordinary Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of Ordinary Shares may be made to the public in that Relevant Member State at any time:

●	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by Raytech Holding of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above paragraph, the expression “an offer of the ordinary shares to the public” in relation to any Ordinary Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe the Ordinary Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression Prospectus Directive means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong. The Ordinary Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

Japan. Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kuwait. Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the Ordinary Shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia. No prospectus or other offering material or document in connection with the offer and sale of the Ordinary Shares has been or will be registered with the Securities Commission of Malaysia (the “Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Ordinary Shares may not be circulated or distributed, nor may the Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the Ordinary Shares, as principal, if the offer is on terms that the Ordinary Shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in each of the preceding categories (i) to (xi), the distribution of the Ordinary Shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the Ordinary Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC means mainland China.

Qatar. In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia. This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore. This prospectus or any other offering material relating to the Ordinary Shares has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, (a) the Ordinary Shares have not been, and will not be, offered or sold or made the subject of an invitation for subscription or purchase of such Ordinary Shares in Singapore, and (b) this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Ordinary Shares have not been and will not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares pursuant to an offer made under Section 275 of the SFA except:

i.	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

ii.	where no consideration is or will be given for the transfer;

iii.	where the transfer is by operation of law;

iv.	as specified in Section 276(7) of the SFA; or

v.	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland. The Ordinary Shares will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance of prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the Company or the Ordinary Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the Ordinary Shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the Ordinary Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the Ordinary Shares.

United Arab Emirates. The Ordinary Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom. This prospectus is only being distributed to and is only directed at, and any offer subsequently made may only be directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The Ordinary Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Ordinary Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Vietnam. This offering of Ordinary Shares has not been and will not be registered with the State Securities Commission of Vietnam under the Law on Securities of Vietnam and its guiding decrees and circulars.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, that Raytech Holding expects to incur in connection with this offering. With the exception of the SEC registration fee and the Nasdaq Capital Market listing fee, all amounts are estimates.

USD
Securities and Exchange Commission Registration Fee	$
Legal Fees and Expenses	$
Printing and Engraving Expenses	$
Underwriting	$
Miscellaneous Expenses	$
Total Expenses	$

These expenses will be borne by Raytech Holding.

LEGAL MATTERS

The validity of the Ordinary Shares offered in this offering and certain other legal matters as to BVI law will be passed upon for Raytech Holding by Forbes Hare, Raytech Holding’s counsel as to BVI law. The legal matters as to United States Federal and New York State law will be passed upon for Raytech Holding by Robinson & Cole LLP. The underwriter is being represented by Hunter Taubman Fischer & Li, LLC New York, New York with respect to legal matters of United States federal and New York State law. Legal matters as to Hong Kong laws will be passed upon for Raytech Holding by Han Kun Law Offices LLP. Legal matters as to the laws of mainland China will be passed upon for Raytech Holding by Han Kun Law Offices.

EXPERTS

The consolidated financial statements for the years ended March 31, 2021 and 2022 included in this prospectus have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of WWC, P.C. is located at 2010 Pioneer Court, San Mateo, CA 94403.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to Raytech Holding’s directors, officers or persons controlling Raytech Holding, Raytech Holding has been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Raytech Holding has filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to Raytech Holding’s registration statements and their exhibits and schedules if you would like to find out more about Raytech Holding and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that Raytech Holding refers you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, Raytech Holding will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, Raytech Holding will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, Raytech Holding is exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and Raytech Holding’s executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as Raytech Holding, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

RAYTECH HOLDING LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Raytech Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Raytech Holding Limited and its subsidiary (collectively the “Company”) as of March 31, 2021 and 2022, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows in each of the years for the two-year period ended March 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2022, and the results of its operations and its cash flows in each of the years for the two-year period ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of our management. Our responsibility is to express an opinion on our financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

We have served as the Company’s auditor since 2022.
San Mateo, California

October 21, 2022

RAYTECH HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2021	2022	2022
	HKD	HKD	US$
ASSETS
CURRENT ASSETS
Cash	3,415,500	12,290,472	1,569,163
Accounts receivable, net	1,766,840	5,827,827	744,057
Merchandise inventories, net	1,947,812	–	–
Amount due from a director	4,652,626	2,436,898	311,126
Prepayments	–	90,000	11,491
TOTAL CURRENT ASSETS	11,782,778	20,645,197	2,635,837

NON-CURRENT ASSETS
Property and equipment, net	27,525	18,792	2,399
Right-of-use assets – operating lease	–	188,050	24,009
Long-term deposits	11,800	29,000	3,703
TOTAL NON-CURRENT ASSETS	39,325	235,842	30,111
TOTAL ASSETS	11,822,103	20,881,039	2,665,948

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	718,834	848,934	108,386
Accounts payable - related party	2,983,809	4,018,857	513,100
Accruals	50,000	50,000	6,384
Taxes payables	1,106,213	928,790	118,582
Operating lease obligation, current portion	–	100,849	12,876
TOTAL CURRENT LIABILITIES	4,858,856	5,947,430	759,328

OTHER LIABILITIES
Operating lease obligation, net of current portion	–	87,972	11,232
TOTAL LIABILITIES	4,858,856	6,035,402	770,560

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, US$1 par value, 50,000 shares authorized, 100 shares issued and outstanding as of March 31, 2021 and 2022, respectively	783	783	100
Additional paid-in capital	99,217	99,217	12,667
Retained earnings	6,863,247	14,745,637	1,882,621
TOTAL SHAREHOLDERS’ EQUITY	6,963,247	14,845,637	1,895,388
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,822,103	20,881,039	2,665,948

The accompanying notes are an integral part of these consolidated financial statements.

RAYTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF INCOME

	For the Years ended March 31,
	2021	2022	2022
	HKD	HKD	US$
REVENUE	31,858,135	45,105,917	5,758,815

OPERATING EXPENSES
Merchandise costs	(23,953,086)	(33,001,491)	(4,213,405)
Selling, general and administrative expenses	(1,185,312)	(1,379,989)	(176,188)
Total operating expenses	(25,138,398)	(34,381,480)	(4,389,593)

INCOME FROM OPERATIONS	6,719,737	10,724,437	1,369,222

OTHER INCOME (EXPENSE)
Interest income	1,300	327	42
Interest expense	–	(1,676)	(214)
Gain from foreign currency exchange	1,354	452	58
Government grants	–	452,250	57,740
Other income, net	–	4,588	586
Total other income, net	2,654	455,941	58,212
INCOME BEFORE INCOME TAX PROVISION	6,722,391	11,180,378	1,427,434
PROVISION FOR INCOME TAXES	(1,098,347)	(1,739,988)	(222,150)
NET INCOME	5,624,044	9,440,390	1,205,284

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	100	100	100
EARNINGS PER SHARE
Basic and diluted	56,240	94,404	12,053

The accompanying notes are an integral part of these consolidated financial statements.

RAYTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Addition		Total
	No. of Shares	Par Value	Paid-in Capital	Retained Earnings	Shareholders’ Equity
		HKD	HKD	HKD	HKD
BALANCE, March 31, 2020	100	783	99,217	1,239,203	1,339,203
Net income	–	–	–	5,624,044	5,624,044
BALANCE, March 31, 2021	100	783	99,217	6,863,247	6,963,247
Net income	–	–	–	9,440,390	9,440,390
Dividends distribution	–	–	–	(1,558,000)	(1,558,000)
BALANCE, March 31, 2022	100	783	99,217	14,745,637	14,845,637
Balance, March 31, 2022 (US$)		100	12,667	1,882,621	1,895,388

The accompanying notes are an integral part of these consolidated financial statements.

RAYTECH HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2021	2022	2022
	HKD	HKD	US$
Cash flows from operating activities
Net income	5,624,044	9,440,390	1,205,284
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of plant and equipment	12,180	20,433	2,609
Amortization of right-of-use asset	–	17,095	2,183
(Gain) from unrealized foreign currency translation	(1,354)	(452)	(58)
Changes in operating assets and liabilities
Accounts receivable	(268,910)	(4,060,535)	(518,421)
Merchandise inventories	(1,743,324)	1,947,812	248,683
Prepayments	–	(90,000)	(11,491)
Long-term deposits	–	(17,200)	(2,196)
Accounts payable	63,900	130,100	16,610
Accounts payable - related party	1,913,374	1,035,048	132,148
Accruals expenses	(3,173)	–	–
Operating lease obligation	–	(16,324)	(2,084)
Taxes payables	1,098,347	(177,423)	(22,652)
Net cash provided by operating activities	6,695,084	8,228,944	1,050,615
Cash flows from investing activities
Purchase of property and equipment	(21,508)	(11,700)	(1,494)
(Loans to) repayment of due from a director	(4,652,626)	2,215,728	282,889
Net cash (used in)/provided by investing activities	(4,674,134)	2,204,028	281,395
Cash flows from financing activities
Dividend payments	–	(1,558,000)	(198,915)
Net cash used in financing activities	–	(1,558,000)	(198,915)
Change in cash and cash equivalents	2,020,950	8,874,972	1,133,095
Cash and cash equivalents at the beginning of the year	1,394,550	3,415,500	436,068
Cash and cash equivalents at the end of the year	3,415,500	12,290,472	1,569,163

Supplementary cash flow information
Cash paid for income tax	–	2,144,284	273,767
Cash paid for interest expense	–	–	–

The accompanying notes are an integral part of these consolidated financial statements.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — NATURE OF BUSINESS AND ORGANIZATION

Raytech Holding Limited (the “Company” or “Raytech”) is a holding company incorporated on June 24, 2022 under the British Virgin Islands (“BVI”) law. The Company has no substantial operations other than holding all of the outstanding share capital of Pure Beauty Manufacturing Company Limited (“Pure Beauty”), a Hong Kong Company incorporated on April 15, 2013. The Company, through Pure Beauty, is engaged in the sourcing and wholesaling of personal care and lifestyle electrical appliances for international brand owners as our customers. The Company’s headquarter is located in Hong Kong, China. All of the Company’s business activities are carried out by Pure Beauty.

In August 2022 completed a reorganization of Pure Beauty under common control of its then existing shareholders, who collectively owned all of the equity interests of Raytech prior to the reorganization. Raytech and Pure Beauty are under common control which results in the consolidation of Pure Beauty at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Raytech.

The consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities
Raytech Holding Limited (“Raytech”)	● A BVI company ● Incorporated on June 24, 2022	-	Investment holding

Pure Beauty Manufacturing Company Limited (“Pure Beauty”)	● A Hong Kong company ● Incorporated on April 15, 2013	100% owned by Raytech	Engaged in the sourcing and wholesaling of personal care electrical appliances

Note 2 — Summary of Significant Accounting Policies and Practices

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary. All inter-company transactions have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of property and equipment, the recoverability of long-lived assets and implicit interest rate of operating leases. Actual results could differ from those estimates.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Risks and uncertainties

Beginning in January 2021, the outbreak of COVID-19 has severely impacted the global and has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. Both business and operations have been affected as a result, including implementation of temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely.

The Company has gradually resumed normal operations since Jan 2022. Many of the quarantine measures within Hong Kong have been relaxed in the first quarter in 2022. However, if the situation materially deteriorates in Hong Kong, China or elsewhere in the world, results of operations and financial condition could be materially and adversely affected. The Company will regularly assess and adopt measures to offset any challenges created by the ongoing pandemic.

Foreign currency translation

The Company uses Hong Kong dollars (“HKD”) as its reporting currency. The functional currency of the Company and its subsidiary which is incorporated in Hong Kong is HKD, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated income statements during the year in which they occur.

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of income and consolidated statements of cash flows from HKD into US$ as of and for the year ended March 31, 2022 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD7.8325, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Cash

Cash mainly represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. As of March 31, 2021 and 2022, the Company did not have any cash equivalents. The Company maintains its bank accounts in Hong Kong SAR.

Accounts receivable, net

Accounts receivables are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on general and individual account analysis and historical collection trend. The Company establishes general and specific allowance when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Provision for doubtful accounts was nil and nil as of March 31, 2021 and 2022, respectively.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Merchandise inventories, net

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Any excess of the cost over the net realizable value of each item of merchandise inventories is recognized as a provision for diminution in the value of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. The Company periodically evaluates merchandise inventories for their net realizable value adjustments and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the years ended March 31, 2021 and 2022, no merchandise inventory reserve was recorded because no slow-moving, obsolete, or damaged merchandise inventory was identified.

Prepayments

Prepayments primarily consists of prepaid rent. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of March 31, 2021 and 2022, no allowance was deemed necessary.

Long-term deposits

Long-term deposits are mainly for rent, utilities and money deposited with certain manufacturers. These amounts are refundable and bear no interest. The long-term deposits are refunded from manufacturers when term and conditions set forth in the agreements have been satisfied.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Useful Life
Office equipment	2 years
Office furniture and fixtures	2 years
Leasehold improvements	lesser of lease term or expected useful life

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2021 and 2022, no impairment of long-lived assets was recognized.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Leases

The Company adopted ASC 842 on April 1, 2020. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to April 1, 2020 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Revenue Recognition

Effective April 1, 2020, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after April 1, 2020 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenue remains substantially unchanged. There were no cumulative effect adjustments for service contracts in place prior to April 1, 2020. The effect from the adoption of ASC Topic 606 was not material to the Company’s consolidated financial statements.

Revenue from contracts with customers is recognized using the five-step model defined by ASC Topic 606 requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Control is the ability to direct the use of and obtain substantially all of the remaining benefits from the specified goods and services.

The Company currently generates its revenue through sourcing and wholesaling of Japanese beauty products, as well as personal care products and other products, through distribution network to Japan market. Currently, the Company sells its products through sourcing and wholesale customers. The Company sells goods under Free On Board (“FOB”) shipping point term, and revenue is recognized when product is loaded on the ships and control is deemed as transferred. Typical payment terms set forth in the invoice is within 30 days.

The Company is the principal for the majority of its transactions and recognizes revenue on a gross basis. The Company is the principal when it has control of the merchandise before it is transferred to customers, which generally is established when the Company is primarily responsible for merchandising decisions, maintains the relationship with customer, and has pricing discretion.

Merchandise costs

Cost of sales of beauty products, personal care products and other products, which are directly related to revenue-generating transactions, primarily consist of cost of purchasing of products.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of motor vehicle running expenses, travelling and entertainment and general administrative expenses such as of staff costs, rental expenses, depreciation, legal and professional fees and other miscellaneous administrative expenses.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Employee Benefit

Hong Kong Employment Ordinance (“The Ordinance”) requires an employee employed under a continuous employment contract is entitled to sickness allowance if (1) the sick leave taken is not less than four consecutive days; (2) the sick leave take is supported by an appropriate medical certificate; and (3) the employee has accumulated sufficient number of paid sickness days. The daily rate of sickness allowance is a sum equivalent to four-fifths of the average daily wages earned by an employee in the 12-month period preceding the first sickness day.

The Ordinance also requires an employee is entitled to 12 statutory holidays regardless of his or her length of services. Holiday pay should be paid the employee whose continuous employment contract is not less than three months immediately preceding a statutory holiday is entitled to the holiday pay.

An employee is entitled to a paid annual leave after having been employed under a continuous employment contract for every 12 months. An employee’s paid annual leave increases progressively from 7 days to a maximum of 14 days in accordance with his or her length of employment.

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their regular employees in Mandatory Provident Fund Schemes. Regular employees are those who are at between 18 and 65 years of age and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions at least 5% of the employee’s monthly income between HKD7,000 and HKD30,000 and HKD1,500 of the employee’s monthly income over HKD30,000.

Government Grant

Government grant which is amount granted by local government authorities as an incentive for companies to develop, upgrade and restructure operation, promote domestic sales and enhance competitiveness and facilitate business development. The Company receives government grant related to government sponsored projects and records such government grants as a liability when it is received. The Company records government grant as other income when there is no further performance obligation. Total government grant amounted to nil and HKD452,250 (US$57,740) for the years ended March 31, 2021 and 2022, respectively

Income taxes

Raytech is not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by Raytech and the Company’s subsidiary in Hong Kong, Pure Beauty to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

Pure Beauty is incorporated in and carry trade and business in Hong Kong and is subject to Hong Kong profits tax under Inland Revenue Department Ordinance.

The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Group is not currently subject to tax in the British Virgin Islands.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2021 and 2022.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Commitments and Contingencies

In the normal course of business, the Company are subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2021 and 2022, there were no dilutive shares.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and account receivable. The Company places its cash with financial institutions with high-credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service customers. To reduce credit risk, the Company performs on-going credit evaluations of the financial condition of these service customers. The Company establishes a provision for doubtful accounts based upon estimates, factors surrounding the credit risk of specific service customers and other information.

Concentration of customers

As of March 31, 2021, one major customer, who is a distributor represent and sell brands of well-known manufactures from Japan and abroad, accounted for 100.0% of the Company’s total accounts receivable. As of March 31, 2022, one customer, who is a distributor represent and sell brands of well-known manufactures from Japan and abroad, accounted for 96.8% of the Company’s total accounts receivable.

For the year ended March 31, 2021, one major customer, who is a distributor represent and sell brands of well-known manufactures from Japan and abroad, accounted for 98.5% of the Company’s total revenues. For the year ended March 31, 2022, one major customer, who is a distributor represent and sell brands of well-known manufactures from Japan and abroad, accounted for 97.8% of the Company’s total revenues.

Concentration of manufacturers

As of March 31, 2021, two manufacturers accounted for 80.6% and 19.4% of the total balance of accounts payable, respectively. As of March 31, 2022, two manufacturers accounted for 82.6% and 15.2% of the total balance of accounts payable, respectively. One manufacturer is a related party, which was disclosed in the Note 9.

For the year ended March 31, 2021, two manufacturers accounted for 69.1% and 30.9% of our total purchases, respectively. For the year ended March 31, 2022, two manufacturers accounted for 77.3% and 22.3% of our total purchases, respectively. One manufacturer is a related party, which was disclosed in the Note 9.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in Hong Kong, no geographical segments are presented.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses.” ASU 2019-11 is an accounting pronouncement that amends ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The ASU 2019-11 amendment provides clarity and improves the codification to ASU 2016-03. The pronouncement would be effective concurrently with the adoption of ASU 2016-03. The pronouncement is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. In February 2020, the FASB issued ASU No. 2020-02, which provides clarifying guidance and minor updates to ASU No. 2016-13 – Financial Instruments – Credit Loss (Topic 326) (“ASU 2016-13”) and related to ASU No. 2016-02 - Leases (Topic 842). ASU 2020-02 amends the effective date of ASU 2016-13, such that ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements and related disclosures.

On December 18, 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740), Simplifying the Accounting for Income Taxes. This guidance amends ASC Topic 740 and addresses several aspects including 1) evaluation of step-up tax basis of goodwill when there is not a business combination, 2) policy election to not allocate consolidated taxes on a separate entity basis to entities not subject to income tax, 3) accounting for tax law changes or rates during interim periods, 4) ownership changes from equity method investment to subsidiary or vice versa, 5) elimination of exception to intrapetrous allocation when there is gain in discontinued operations and a loss from continuing operations, and 6) treatment of franchise taxes that are partially based on income. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company is currently evaluating the impact of this new standard on the Company’s consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022.The amendments in this Update should be applied retrospectively. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Revenue

Effective April 1, 2020, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after April 1, 2020 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenues remains substantially unchanged. There were no cumulative effect adjustments made to the contracts in place prior to July 1, 2019. The effect from the adoption of ASC Topic 606 was not material to the Company’s consolidated financial statements.

Revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Control is the ability to direct the use of and obtain substantially all of the remaining benefits from the specified goods and services.

The following table present the Company’s revenue disaggregated by product categories for the years ended March 31, 2021 and 2022, respectively:

	For the years ended March 31,
	2021	2022	2022
	HKD	HKD	US$
Hair styling series	11,522,018	17,292,889	2,207,838
Trimmer series	11,243,424	9,759,312	1,246,002
Neck care series	—	6,816,250	870,252
Nail care series	4,304,948	3,155,090	402,820
Other personal care appliances	4,787,745	8,082,376	1,031,903
Total	31,858,135	45,105,917	5,758,815

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	March 31,
	2021	2022	2022
	HKD	HKD	US$
Accounts receivable	1,766,840	5,827,827	744,057
Less: allowance for doubtful accounts	–	–	–
Accounts receivable, net	1,766,840	5,827,827	744,057

As of the end of each of the financial year, the aging analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	March 31,
	2021	2022	2022
	HKD	HKD	US$
Within 30 days	1,766,840	5,827,827	744,057
Total accounts receivable, net	1,766,840	5,827,827	744,057

There was no provision of doubtful debts for the years ended March 31, 2021 and 2022, respectively.

Note 5 — MERCHANDISE INVENTORIES, NET

Merchandise inventories, net, consisted of the following:

	March 31,
	2021	2022	2022
	HKD	HKD	US$
Hair styling series	773,391	–	–
Trimmer series	904,108	–	–
Other personal care appliances	270,313	–	–
Subtotal	1,947,812	–	–
Less: inventory allowances	–	–	–
Merchandise inventories, net	1,947,812	–	–

There was no inventory write-down expense for the years ended March 31, 2021 and 2022, respectively.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	March 31,
	2021	2022	2022
	HKD	HKD	US$
Office equipment	52,596	52,596	6,715
Office furniture and fixtures	—	11,700	1,494
Subtotal	52,596	64,296	8,209
Less: accumulated depreciation	(25,071)	(45,504)	(5,810)
Property and equipment, net	27,525	18,792	2,399

Depreciation expenses recognized for the years ended March 31, 2021 and 2022 amounted to HKD12,180 and HKD20,433 (US$2,609), respectively.

No impairment loss had been recognized during the years ended March 31, 2021 and 2022, respectively.

Note 7 — ACCRUALS

Accruals consist of the following:

	March 31,
	2021	2022	2022
	HKD	HKD	US$
Accruals	50,000	50,000	6,384
Total	50,000	50,000	6,384

Accruals mainly consist of accrual of professional fee.

Note 8 — TAXES

Income tax

British Virgin Islands

The Company is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Pure Beauty is incorporated in Hong Kong and is subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HKD2,000,000 and 16.5% for any assessable profits in excess of HKD2,000,000. Under Hong Kong tax law, Pure Beauty is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — TAXES (cont.)

Taxation in the statement of income represents:

	2021	2022	2022
	HKD	HKD	US$
Hong Kong profits tax provision for the year:
Current	1,098,347	1,739,988	222,150
Deferred	—	—	—
	1,098,347	1,739,988	222,150

The following table reconciles Hong Kong statutory rates to the Company’s effective tax rate:

	2021	2022	2022
	HKD	HKD	US$
Income before tax	6,722,391	11,180,378	1,427,434
Hong Kong statutory income tax rate	16.50%	16.50%	16.50%
Income tax expense computed at statutory rate	1,109,195	1,844,763	235,527
Reconciling items:
Non-taxable items in Hong Kong	(848)	(94,775)	(12,100)
Tax credit	(10,000)	(10,000)	(1,277)
Effective income tax expenses	1,098,347	1,739,988	222,150

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2021 and 2022, the Company did not have any unrecognized tax benefits. For the years ended March 31, 2021 and 2022, the Company had no unrecognized tax benefits.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Related party balances and transactions

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Related Party Name	Relationship to the Company
Mr. Ching Tim Hoi (“Mr. Ching”)	Controlling shareholder, CEO and Chairman of the Company and Director of Pure Beauty, Director of Raytech Holdings Company Limited, and Executive Director of Zhongshan Raytech
Zhongshan Raytech Electric Appliances Manufacturing Company Limited (“Zhongshan Raytech”)	An entity controlled by Mr. Ching

a.	Amount due from a director

			As of March 31,
Name of related party	Relationship	Nature of transactions	2021	2022
			HKD	HKD	US$
Mr. Ching	Mr. Ching is a director of Pure Beauty	The receivable represented payments made on behalf of the director and shareholder by Pure Beauty. The loan agreement provides that borrowings are interest free and are payable on demand. The amount was wholly settled in cash subsequently in October 2022.	4,652,626	2,436,898	311,126
			4,652,626	2,436,898	311,126

b.	Accounts payable - related party

Due to a related party consisted of the following:

	As of March 31,
	2021	2022	2022
	HKD	HKD	US$
Name of related party
Zhongshan Raytech	2,983,809	4,018,857	513,100
Total	2,983,809	4,018,857	513,100

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Related party balances and transactions (cont.)

These accounts payable to a related party was related to products we purchased from these related party. See “—Purchase from Related Party” for more information.

Related party transactions

a.	Purchase products from a related party

	Year ended March 31,
	2021	2022	2022
	HKD	HKD	US$
Name
Zhongshan Raytech	15,722,744	24,221,784	3,092,472
Total purchase from related party	15,722,744	24,221,784	3,092,472

Note 10 — EQUITY

Ordinary shares

On August 2, 2022, 100 ordinary shares of the Company were issued to the participating shareholders in connection with the restructuring of the Company.

Dividends

The Company declared and paid HKD1,558,000 (US$198,915) to its shareholder on December 31, 2021. The dividend per share was HKD15,580 (US$1,989).

Note 11 — COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company has two property lease agreements with lease terms ranging for one year and two years, respectively. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year.

RAYTECH HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — COMMITMENTS AND CONTINGENCIES (cont.)

The following table shows amounts recognized in the consolidated balance sheet:

	As of March 31,
	2021	2022	2022
	HKD	HKD	US$
Right-of-use assets	—	188,050	24,009

Operating lease liabilities
Current	—	100,849	12,876
Non-current	—	87,972	11,232
	—	188,821	24,108

The following table shows the remaining contractual maturities of the Group’s operating lease liabilities as of March 31, 2022:

Twelve months ending March 31,	HKD	US$
2023	108,000	13,789
2024	90,000	11,491
2025	—	—
2026	—	—
2027	—	—
Thereafter	—	—
Total future lease payment	198,000	25,280
Less: imputed interest	(9,179)	(1,172)
Present value of operating lease obligation	188,821	24,108
Operating lease obligation, current portion	100,849	12,876
Operating lease obligation, net of current portion	87,972	11,232

The following summarizes other supplemental information about the Company’s operating lease as of March 31, 2022:

Weighted average discount rate	5.00%
Weighted average remaining lease term (years)	1.83 years

Note 12 — SUBSEQUENT EVENTS

Amount due from a director of HKD2,436,898 (US$311,126) was settled in cash on October 17, 2022.

The Company evaluated all events and transactions that occurred after March 31, 2022 up through October 21, 2022 which is the date that these consolidated financial statements are available to be issued, there were no other any material subsequent events that require disclosure in these consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Raytech Holding Limited

Results of Review of Interim Financial Information

We have reviewed the unaudited interim condensed consolidated balance sheets of Raytech Holding Limited and its subsidiaries (collectively the “Company”) as of September 30, 2022, and the related unaudited interim condensed consolidated statements of income, changes in shareholders’ equity, and cash flows for the six-month periods ended September 30, 2021 and 2022, and the related notes (collectively referred to as the unaudited interim condensed consolidated financial statements). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of March 31, 2022, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended (not presented herein); and in our report dated October 21, 2022, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of March 31, 2022, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants
PCAOB ID No. 1171

We have served as the Company’s auditor since 2022.
San Mateo, California

January 31, 2023

RAYTECH HOLDING LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of September 30,	As of September 30,
	2022	2022	2022
	HKD	HKD	US$
ASSETS
CURRENT ASSETS
Cash	12,290,472	22,297,082	2,840,465
Accounts receivable, net	5,827,827	4,329,849	551,587
Merchandise inventories, net	–	1,025,919	130,694
Amount due from a director	2,436,898	977,381	124,510
Prepayments	90,000	41,000	5,223

TOTAL CURRENT ASSETS	20,645,197	28,671,231	3,652,479

NON-CURRENT ASSETS
Property and equipment, net	18,792	10,488	1,336
Right-of-use assets – operating lease	188,050	136,764	17,423
Deferred initial public offering (“IPO”) costs	–	708,890	90,307
Long-term deposits	29,000	34,200	4,356
TOTAL NON-CURRENT ASSETS	235,842	890,342	113,422
TOTAL ASSETS	20,881,039	29,561,573	3,765,901

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	848,934	555,766	70,800
Accounts payable - related party	4,018,857	10,280,979	1,309,712
Contract liabilities	–	462,414	58,907
Accruals	50,000	25,022	3,187
Taxes payables	928,790	1,307,167	166,523
Operating lease obligation, current portion	100,849	103,397	13,172
TOTAL CURRENT LIABILITIES	5,947,430	12,734,745	1,622,301

OTHER LIABILITIES
Operating lease obligation, net of current portion	87,972	35,629	4,539
TOTAL LIABILITIES	6,035,402	12,770,374	1,626,840

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, US$1 par value, 50,000 shares authorized, 100 shares issued and outstanding as of March 31, 2022 and September 30, 2022, respectively	783	783	100
Additional paid-in capital	99,217	99,217	12,639
Retained earnings	14,745,637	16,691,199	2,126,322
TOTAL SHAREHOLDERS’ EQUITY	14,845,637	16,791,199	2,139,061
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,881,039	29,561,573	3,765,901

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

RAYTECH HOLDING LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the Six Months Ended September 30,
	2021	2022	2022
	HKD	HKD	US$
REVENUE	23,122,529	18,464,484	2,352,224

OPERATING EXPENSES
Merchandise costs	(16,675,814)	(13,778,560)	(1,755,275)
Selling, general and administrative expenses	(705,844)	(2,308,656)	(294,104)
Total operating expenses	(17,381,658)	(16,087,216)	(2,049,379)

INCOME FROM OPERATIONS	5,740,871	2,377,268	302,845

OTHER INCOME (EXPENSE)
Interest income	196	445	57
Interest expenses	–	(4,204)	(536)
Unrealized gain/(Loss) from foreign currency exchange	572	(49,570)	(6,315)
Government grants	452,250	–	–
Total other income/(expenses), net	453,018	(53,329)	(6,794)
INCOME BEFORE INCOME TAX PROVISION	6,193,889	2,323,939	296,051
PROVISION FOR INCOME TAXES	(942,338)	(378,377)	(48,202)
NET INCOME	5,251,551	1,945,562	247,849

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	100	100	100
EARNINGS PER SHARE
Basic and diluted	52,516	19,456	2,478

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

RAYTECH HOLDING LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the six months ended September 30, 2021

	Ordinary shares		Addition		Total
	No. of Shares	Par Value	Paid-in Capital	Retained Earnings	Shareholders’ Equity
		HKD	HKD	HKD	HKD
BALANCE, March 31, 2021	100	783	99,217	6,863,247	6,963,247
Net income	–	–	–	5,251,551	5,251,551
BALANCE, September 30, 2021	100	783	99,217	12,114,798	12,214,798

For the six months ended September 30, 2022

BALANCE, March 31, 2022	100	783	99,217	14,745,637	14,845,637
Net income	–	–	–	1,945,562	1,945,562
BALANCE, September 30, 2022	100	783	99,217	16,691,199	16,791,199
Balance, September 30, 2022 (US$)		100	12,639	2,126,322	2,139,061

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

RAYTECH HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended September 30,
	2021	2022	2022
	HKD	HKD	US$
Cash flows from operating activities
Net income	5,251,551	1,945,562	247,849
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of plant and equipment	10,122	8,304	1,058
Amortization of right-of-use asset	–	51,286	6,533
(Gain)/loss from unrealized foreign currency translation	(572)	49,570	6,315
Changes in operating assets and liabilities
Accounts receivable	(1,731,571)	1,530,963	195,033
Merchandise inventories	306,031	(1,025,919)	(130,694)
Prepayments	–	49,000	6,242
Long-term deposits	1,800	(5,200)	(662)
Accounts payable	302,799	(297,402)	(37,886)
Accounts payable - related party	384,106	6,183,801	787,765
Contract liabilities	–	462,414	58,907
Accruals	(50,000)	(24,978)	(3,182)
Taxes payables	942,338	378,377	48,202
Net cash provided by operating activities	5,416,604	9,305,778	1,185,480
Cash flows from investing activities
Repayment of due from a director	1,395,929	1,459,517	185,930
Net cash provided by investing activities	1,395,929	1,459,517	185,930
Cash flows from financing activities
Deferred IPO costs	–	(708,890)	(90,307)
Principal payment of lease liabilities	–	(49,795)	(6,343)
Net cash used in financing activities	–	(758,685)	(96,650)
Change in cash and cash equivalents	6,812,533	10,006,610	1,274,760
Cash and cash equivalents at the beginning of the period	3,415,500	12,290,472	1,565,705
Cash and cash equivalents at the end of the period	10,228,033	22,297,082	2,840,465

Supplementary cash flow information
Cash paid for income tax	–	–	–
Cash paid for interest expense	–	–	–

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

RAYTECH HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

Raytech Holding Limited (the “Company” or “Raytech”) is a holding company incorporated on June 24, 2022 under the British Virgin Islands (“BVI”) law. The Company has no substantial operations other than holding all of the outstanding share capital of Pure Beauty Manufacturing Company Limited (“Pure Beauty”), a Hong Kong Company incorporated on April 15, 2013. The Company, through Pure Beauty, is engaged in the sourcing and wholesaling of personal care and lifestyle electrical appliances for international brand owners as our customers. The Company’s headquarter is located in Hong Kong, China. All of the Company’s business activities are carried out by Pure Beauty.

In August 2022 completed a reorganization of Pure Beauty under common control of its then existing shareholders, who collectively owned all of the equity interests of Raytech prior to the reorganization. Raytech and Pure Beauty are under common control which results in the consolidation of Pure Beauty at carrying value. The unaudited interim condensed consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying unaudited interim condensed consolidated financial statements of Raytech.

The unaudited interim condensed consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities
Raytech Holding Limited (“Raytech”)	● A BVI company ● Incorporated on June 24, 2022	-	Investment holding

Pure Beauty Manufacturing Company Limited (“Pure Beauty”)	● A Hong Kong company ● Incorporated on April 15, 2013	100% owned by Raytech	Engaged in the sourcing and wholesaling of personal care electrical appliances

Note 2 — Summary of Significant Accounting Policies and Practices

Basis of presentation

The unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by the U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with the U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statement of the Company’s financial position as of September 30, 2022, and results of operations and cash flows for the six-month periods ended September 30, 2021 and 2022. The unaudited interim condensed consolidated balance sheet as of September 30, 2022 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by the U.S. GAAP. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended March 31, 2021 and 2022, and related notes included in the Company’s audited consolidated financial statements.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiary. All inter-company transactions have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of property and equipment, the recoverability of long-lived assets and implicit interest rate of operating leases. Actual results could differ from those estimates.

RAYTECH HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Risks and uncertainties

Beginning in January 2021, the outbreak of COVID-19 has severely impacted the global and has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. Both business and operations have been affected as a result, including implementation of temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely.

The Company has gradually resumed normal operations since January 2022. Many of the quarantine measures within Hong Kong have been relaxed in the first quarter in 2022. However, if the situation materially deteriorates in Hong Kong, China or elsewhere in the world, results of operations and financial condition could be materially and adversely affected. The Company will regularly assess and adopt measures to offset any challenges created by the ongoing pandemic.

Foreign currency translation

The Company uses Hong Kong dollars (“HKD”) as its reporting currency. The functional currency of the Company and its subsidiary which is incorporated in Hong Kong is HKD, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

In the unaudited interim condensed consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the unaudited interim condensed consolidated income statements during the six months in which they occur.

Convenience translation

Translations of amounts in the unaudited interim condensed consolidated balance sheet, unaudited interim condensed consolidated statements of income and unaudited interim condensed consolidated statements of cash flows from HKD into US$ as of and for the six months ended September 30, 2022 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD7.8498, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Cash

Cash mainly represents cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. As of March 31, 2022 and September 30, 2022, the Company did not have any cash equivalents. The Company maintains its bank accounts in Hong Kong SAR.

Accounts receivable, net

Accounts receivables are recognized and carried at the original invoiced amount less an estimated allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on general and individual account analysis and historical collection trends. The Company establishes general and specific allowance when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Provision for doubtful accounts was Nil and Nil as of March 31, 2022 and September 30, 2022, respectively.

RAYTECH HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Merchandise inventories, net

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Any excess of the cost over the net realizable value of each item of merchandise inventories is recognized as a provision for diminution in the value of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. The Company periodically evaluates merchandise inventories for their net realizable value adjustments and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. As of March 31, 2022 and September 30, 2022, no merchandise inventory reserve was recorded because no slow-moving, obsolete, or damaged merchandise inventory was identified, respectively.

Prepayments

Prepayments primarily consists of prepaid rent. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of March 31, 2022 and September 30, 2022, no allowance was deemed necessary.

Deferred initial public offering (“IPO”) costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. As of September 30, 2022, the Company did not conclude its IPO. During the six months ended September 30, 2022, the Company recorded a charge of HKD708,890 (US$90,307) related to the IPO. As of March 31, 2022 and September 30, 2022, the accumulated deferred IPO costs was Nil and HKD 708,890 (US$90,307), respectively.

Long-term deposits

Long-term deposits are mainly for rent, utilities and money deposited with certain manufacturers. These amounts are refundable and bear no interest. The long-term deposits are refunded from manufacturers when the terms and conditions set forth in the agreements have been satisfied.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Useful Life
Office equipment	2 years
Office furniture and fixtures	2 years
Leasehold improvements	lesser of lease term or expected useful life

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

RAYTECH HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2022 and September 30, 2022, no impairment of long-lived assets was recognized.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Leases

The Company adopted ASC 842 on April 1, 2020. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to April 1, 2020 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

RAYTECH HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Revenue Recognition

Effective April 1, 2020, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after April 1, 2020 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenue remains substantially unchanged. There were no cumulative effect adjustments for service contracts in place prior to April 1, 2020. The effect from the adoption of ASC Topic 606 was not material to the Company’s unaudited interim condensed consolidated financial statements.

Revenue from contracts with customers is recognized using the five-step model defined by ASC Topic 606 requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Control is the ability to direct the use of and obtain substantially all of the remaining benefits from the specified goods and services.

The Company currently generates its revenue through sourcing and wholesaling of Japanese beauty products, as well as personal care products and other products, through distribution network to Japan market. Currently, the Company sells its products through sourcing and wholesale customers. The Company sells goods under Free On Board (“FOB”) shipping point term, and revenue is recognized when product is loaded on the ships and control is deemed as transferred. Typical payment terms set forth in the invoice is within 30 days.

The Company is the principal for the majority of its transactions and recognizes revenue on a gross basis. The Company is the principal when it has control of the merchandise before it is transferred to customers, which generally is established when the Company is primarily responsible for merchandising decisions, maintains the relationship with customer, and has pricing discretion.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers. For certain products, customers are required to pay before the goods are delivered. The Company recognizes a contract asset or a contract liability in the unaudited interim condensed consolidated balance sheets, depending on the relationship between the Company’s performance and the customer’s payment.

The Company classifies its right to consideration in exchange for goods transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its unaudited interim condensed consolidated balance sheets when it delivers the goods in advance of receiving consideration and if it has the unconditional right to receive consideration. The Company did not have any capitalized contract cost as of March 31, 2022 and September 30, 2022.

Contract liabilities are recognized if the Company receives consideration in advance from customers. The Company expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. As of March 31, 2022 and September 30, 2022, the contract liabilities of the Company amounted to Nil and HKD462,414 (US$58,907), respectively.

Merchandise costs

Cost of sales of beauty products, personal care products and other products, which are directly related to revenue-generating transactions, primarily consist of cost of purchasing of products.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of motor vehicle running expenses, travelling and entertainment and general administrative expenses such as of staff costs, rental expenses, depreciation, legal and professional fees and other miscellaneous administrative expenses.

RAYTECH HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Employee Benefit

Hong Kong Employment Ordinance (“The Ordinance”) requires an employee employed under a continuous employment contract is entitled to sickness allowance if (1) the sick leave taken is not less than four consecutive days; (2) the sick leave take is supported by an appropriate medical certificate; and (3) the employee has accumulated sufficient number of paid sickness days. The daily rate of sickness allowance is a sum equivalent to four-fifths of the average daily wages earned by an employee in the 12-month period preceding the first sickness day.

The Ordinance also requires an employee is entitled to 12 statutory holidays regardless of his or her length of services. Holiday pay should be paid the employee whose continuous employment contract is not less than three months immediately preceding a statutory holiday is entitled to the holiday pay.

An employee is entitled to a paid annual leave after having been employed under a continuous employment contract for every 12 months. An employee’s paid annual leave increases progressively from 7 days to a maximum of 14 days in accordance with his or her length of employment.

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their regular employees in Mandatory Provident Fund Schemes. Regular employees are those who are between 18 and 65 years of age and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions at least 5% of the employee’s monthly income between HKD7,000 and HKD30,000 and HKD1,500 of the employee’s monthly income over HKD30,000.

Government Grant

Government grant which is amount granted by local government authorities as an incentive for companies to develop, upgrade and restructure operation, promote domestic sales and enhance competitiveness and facilitate business development. The Company receives government grants related to government sponsored projects and records such government grants as a liability when it is received. The Company records government grants as other income when there is no further performance obligation. Total government grant amounted to HKD452,250 and Nil for the six months ended September 30, 2021 and 2022, respectively.

Income taxes

Raytech is not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by Raytech and the Company’s subsidiary in Hong Kong, Pure Beauty to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

Pure Beauty is incorporated in and carry trade and business in Hong Kong and is subject to Hong Kong profits tax under Inland Revenue Department Ordinance.

The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Group is not currently subject to tax in the British Virgin Islands.

RAYTECH HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited interim condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended September 30, 2021 and 2022.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes its liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the diluted effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended September 30, 2021 and 2022, there were no dilutive shares.

RAYTECH HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and account receivable. The Company places its cash with financial institutions with high-credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service customers. To reduce credit risk, the Company performs ongoing credit evaluations of the financial condition of these service customers. The Company establishes a provision for doubtful accounts based upon estimates, factors surrounding the credit risk of specific service customers and other information.

Concentration of customers

As of March 31, 2022, one major customer, who is a distributor represent and sell brands of well-known manufactures from Japan and abroad, accounted for 96.8% of the Company’s total accounts receivable. As of September 30, 2022, one major customer, who is a distributor represent and sell brands of well-known manufactures from Japan and abroad, accounted for 95.7% of the Company’s total accounts receivable.

For the six months ended September 30, 2021, one major customer, who is a distributor represent and sell brands of well-known manufactures from Japan and abroad, accounted for 97.4% of the Company’s total revenues. For the six months ended September 30, 2022, one major customer, who is a distributor represent and sell brands of well-known manufactures from Japan and abroad, accounted for 98.9 % of the Company’s total revenues.

Concentration of manufacturers

As of March 31, 2022, two manufacturers accounted for 82.6% and 15.2% of the total balance of accounts payable, respectively. As of September 30, 2022, one manufacturer accounted for 94.9% of the total balance of accounts payable. This one manufacturer is a related party, which was disclosed in the Note 9.

For the six months ended September 30, 2021, two manufacturers accounted for 78.9% and 21.1% of our total purchases, respectively. For the six months ended September 30, 2022, two manufacturers accounted for 82.9% and 17.1% of our total purchases, respectively. The major manufacturer is a related party, which was disclosed in the Note 9.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in unaudited interim condensed consolidated financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in Hong Kong, no geographical segments are presented.

RAYTECH HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies and Practices (cont.)

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses.” ASU 2019-11 is an accounting pronouncement that amends ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The ASU 2019-11 amendment provides clarity and improves the codification to ASU 2016-03. The pronouncement would be effective concurrently with the adoption of ASU 2016-03. The pronouncement is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. In February 2020, the FASB issued ASU No. 2020-02, which provides clarifying guidance and minor updates to ASU No. 2016-13 – Financial Instruments – Credit Loss (Topic 326) (“ASU 2016-13”) and related to ASU No. 2016-02 - Leases (Topic 842). ASU 2020-02 amends the effective date of ASU 2016-13, such that ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact this ASU will have on its unaudited interim condensed consolidated financial statements and related disclosures.

On December 18, 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740), Simplifying the Accounting for Income Taxes. This guidance amends ASC Topic 740 and addresses several aspects including 1) evaluation of step-up tax basis of goodwill when there is not a business combination, 2) policy election to not allocate consolidated taxes on a separate entity basis to entities not subject to income tax, 3) accounting for tax law changes or rates during interim periods, 4) ownership changes from equity method investment to subsidiary or vice versa, 5) elimination of exception to intrapetrous allocation when there is gain in discontinued operations and a loss from continuing operations, and 6) treatment of franchise taxes that are partially based on income. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is evaluating the impact of this guidance on its unaudited interim condensed consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company is currently evaluating the impact of this new standard on the Company’s unaudited interim condensed consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for the Company for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022.The amendments in this Update should be applied retrospectively. The Company does not expect the adoption of this standard to have a material impact on its unaudited interim condensed consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of income and unaudited interim condensed consolidated statements of cash flows.

RAYTECH HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Revenue

Effective April 1, 2020, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after April 1, 2020 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenues remains substantially unchanged. There were no cumulative effect adjustments made to the contracts in place prior to July 1, 2019. The effect from the adoption of ASC Topic 606 was not material to the Company’s unaudited interim condensed consolidated financial statements.

Revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Control is the ability to direct the use of and obtain substantially all of the remaining benefits from the specified goods and services.

The following table present the Company’s revenue disaggregated by product categories for the six months ended September 30, 2021 and 2022, respectively:

	For the six months ended September 30,
	2021	2022	2022
	HKD	HKD	US$
Hair styling series	7,429,734	11,976,478	1,525,705
Trimmer series	4,278,976	3,593,513	457,784
Neck care series	6,818,271	–	–
Nail care series	1,355,862	667,865	85,081
Other personal care appliances	3,239,686	2,226,628	283,654
Total	23,122,529	18,464,484	2,352,224

RAYTECH HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	March 31,	September 30,
	2022	2022	2022
	HKD	HKD	US$
Accounts receivable	5,827,827	4,329,849	551,587
Less: allowance for doubtful accounts	–	–	–
Accounts receivable, net	5,827,827	4,329,849	551,587

As of the end of each of the financial year, the aging analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	March 31,	September 30,
	2022	2022	2022
	HKD	HKD	US$
Within 30 days	5,827,827	4,045,382	515,348
Between 31 and 60 days	–	184,935	23,559
Between 61 and 90 days	–	–	–
More than 90 days	–	99,532	12,680
Total accounts receivable, net	5,827,827	4,329,849	551,587

There was no provision of doubtful debts for the years ended March 31, 2022 and September 30, 2022, respectively.

The sum of HKD284,467 (US$36,239) had been subsequently collected by November 2022 from the total outstanding amount of HKD284,467 (US$36,239) that had been outstanding for over 30 days as of September 30, 2022.

Note 5 — MERCHANDISE INVENTORIES, NET

Merchandise inventories, net, consisted of the following:

	March 31,	September 30,
	2022	2022	2022
	HKD	HKD	US$
Hair styling series	–	1,025,919	130,694
Trimmer series	–	–	–
Other personal care appliances	–	–	–
Subtotal	–	1,025,919	130,694
Less: inventory allowances	–	–	–
Merchandise inventories, net	–	1,025,919	130,694

There was no inventory write-down expense for the six months ended September 30, 2021 and 2022, respectively.

RAYTECH HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	March 31,	September 30,
	2022	2022	2022
	HKD	HKD	US$
Office equipment	52,596	52,596	6,700
Office furniture and fixtures	11,700	11,700	1,490
Subtotal	64,296	64,296	8,190
Less: accumulated depreciation	(45,504)	(53,808)	(6,854)
Property and equipment, net	18,792	10,488	1,336

Depreciation expenses recognized for the six months ended September 30, 2021 and 2022 amounted to HKD10,122 and HKD8,304 (US$1,058), respectively.

No impairment loss had been recognized during the years ended March 31, 2022 and September 30, 2022, respectively.

Note 7 — ACCRUALS

Accruals consist of the following:

	March 31,	September 30,
	2022	2022	2022
	HKD	HKD	US$
Accruals	50,000	25,022	3,187
Total	50,000	25,022	3,187

Accruals mainly consist of accrual of professional fees and some employment benefits.

Note 8 — TAXES

Income tax

British Virgin Islands

The Company is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Pure Beauty is incorporated in Hong Kong and is subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HKD2,000,000 and 16.5% for any assessable profits in excess of HKD2,000,000. Under Hong Kong tax law, Pure Beauty is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

RAYTECH HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — TAXES (cont.)

Taxation in the statement of income represents:

	For the six months ended September 30,	For the six months ended September 30,
	2021	2022	2022
	HKD	HKD	US$
Hong Kong profits tax provision for the year:
Current	942,338	378,377	48,202
Deferred	-	-	-
Provision for income taxes	942,338	378,377	48,202

The following table reconciles Hong Kong statutory rates to the Company’s effective tax rate:

	For the six months ended September 30	For the six months ended September 30,
	2021	2022	2022
	HKD	HKD	US$
Income before tax	6,193,889	2,323,939	296,051
Hong Kong statutory income tax rate	16.50%	16.50%	16.50%
Income tax expense computed at statutory rate	1,021,992	383,450	48,848
Reconciling items:
Non-taxable items in Hong Kong	(74,654)	(73)	(9)
Tax credit	(5,000)	(5,000)	(637)
Effective income tax expenses	942,338	378,377	48,202

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits and measures the unrecognized benefits associated with the tax positions. For the six months ended September 30, 2021 and 2022, the Company did not have any unrecognized tax benefits.

RAYTECH HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Related party balances and transactions

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Related Party Name	Relationship to the Company
Mr. Ching Tim Hoi (“Mr. Ching”)	Controlling shareholder, CEO and Chairman of the Company and Director of Pure Beauty, Director of Raytech Holdings Company Limited, and Executive Director of Zhongshan Raytech
Zhongshan Raytech Electric Appliances Manufacturing Company Limited (“Zhongshan Raytech”)	An entity controlled by Mr. Ching

a. Amount due from a director

Name of related party	Relationship	Nature of transactions	As of March 31, 2022	As of September 30, 2022
			HKD	HKD	US$
Mr. Ching	Mr. Ching is a director of Pure Beauty	The receivable represented payments made on behalf of the director and shareholder by Pure Beauty. The loan agreement provides that borrowings are interest free and are payable on demand. The amount was wholly settled in cash subsequently in October 2022.	2,436,898	977,381	124,510
			2,436,898	977,381	124,510

b. Accounts payable - related party

Due to a related party consisted of the following:

	As of March 31,	As of September 30,	As of September 30,
	2022	2022	2022
	HKD	HKD	US$
Name of related party
Zhongshan Raytech	4,018,857	10,280,979	1,309,712
Total	4,018,857	10,280,979	1,309,712

RAYTECH HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Related party balances and transactions (cont.)

These accounts payable to a related party was related to products we purchased from these related party. See “—Purchase from Related Party” for more information.

Related party transactions

a. Purchase products from a related party

	For the six months ended September 30,
	2021	2022	2022
	HKD	HKD	US$
Name
Zhongshan Raytech	12,569,979	10,688,990	1,361,689
Total purchase from related party	12,569,979	10,688,990	1,361,689

Note 10 — EQUITY

Ordinary shares

On August 2, 2022, 100 ordinary shares of the Company were issued to the participating shareholders in connection with the restructuring of the Company.

Dividends

During the year ended March 31, 2022, the Company declared and paid HKD1,558,000 (US$198,915) to its shareholder on December 31, 2021. The dividend per share was HKD15,580 (US$1,989).

During the six months ended September 30, 2022, the Company has not declared any dividend.

Note 11 — COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company has two property lease agreements with lease terms ranging for one year and two years, respectively. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year.

RAYTECH HOLDING LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — COMMITMENTS AND CONTINGENCIES (cont.)

The following table shows amounts recognized in the consolidated balance sheet:

	As of March 31,	As of September 30,
	2022	2022	2022
	HKD	HKD	US$
Right-of-use assets	188,050	136,764	17,423

Operating lease liabilities
Current	100,849	103,397	13,172
Non-current	87,972	35,629	4,539
	188,821	139,026	17,711

The following table shows the remaining contractual maturities of the Group’s operating lease liabilities as of September 30, 2022:

Year ending September 30,	HKD	US$
2023	54,000	6,879
2024	90,000	11,465
2025	—	—
2026	—	—
2027	—	—
Thereafter	—	—
Total future lease payment	144,000	18,344
Less: imputed interest	(4,974)	(633)
Present value of operating lease obligation	139,026	17,711
Operating lease obligation, current portion	103,397	13,172
Operating lease obligation, net of current portion	35,629	4,539

The following summarizes other supplemental information about the Company’s operating lease as of September 30, 2022:

Weighted average discount rate	5.00%
Weighted average remaining lease term (years)	1.33 years

Note 12 — SUBSEQUENT EVENTS

Amount due from a director of HKD977,381 (US$124,510) as of September 30, 2022 was fully settled in cash on October 17, 2022.

The Company evaluated all events and transactions that occurred after September 30, 2022 up through January 31, 2023 which is the date that these unaudited interim condensed consolidated financial statements are available to be issued, there were no other any material subsequent events that require disclosure in these unaudited interim condensed consolidated financial statements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Raytech Holding’s memorandum and articles of association, which became effective on [●], empowers Raytech Holding to indemnify Raytech Holding’s directors and officers against certain liabilities they incur by reason of their being a director or officer of Raytech Holding.

Raytech Holding has also entered into indemnification agreements with each of Raytech Holding’s directors and executive officers in connection with this offering. Under these agreements, Raytech Holding has agreed to indemnify Raytech Holding’s directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of Raytech Holding.

The underwriting agreement in connection with this offering also provides for indemnification of Raytech Holding and Raytech Holding’s officers, directors or persons controlling Raytech Holding for certain liabilities.

Raytech Holding intends to obtain directors’ and officer’s liability insurance coverage that will cover certain liabilities of directors and officers of Raytech Holding arising out of claims based on acts or omissions in their capacities as directors or officers.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

None.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that No statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

EXHIBIT INDEX

Exhibit No.	Description
1.1+	Underwriting Agreement
3.1+	Memorandum and Articles of Association.
3.2+	Form of Amended and Restated Memorandum and Articles of Association
4.1+	Specimen Certificate for Ordinary Shares
5.1+	Opinion of Forbes Hare regarding the validity of the Ordinary Shares being registered
8.1+	Opinion of Forbes Hare as to BVI tax matters (included in Exhibit 5.1)
10.1+	Form of Employment Agreement
10.2+	Form of Indemnification Agreement with the Registrant’s directors and officers
10.3+	Sales and Purchase Agreement with Koizumi Seiki Corp., dated July 1, 2014
10.4+	Purchase Collaboration Agreement with Zhongshan Raytech Electrical Appliances Manufacturing Co., Ltd., dated Jan 1, 2021
10.5+	Purchase Collaboration Agreement with Zhongshan Leimi Electrical Appliances Company Limited, dated Jan 1, 2021
10.6++	English Translation of Lease Agreement with Raytech Holdings Company Limited, dated April 1, 2022.
15.1+	Letter in Lieu of Consent of WWC, P.C., Independent Registered Public Accounting Firm
21.1+	List of Subsidiary
23.1+	Consent of WWC, P.C., Independent Registered Public Accounting Firm
23.2+	Consent of Forbes Hare (included in Exhibit 5.1)
23.3+	Consent of Han Kun Law Offices LLP (included in Exhibit 99.6)
23.4+	Consent of Han Kun Law Offices (included in Exhibit 99.7)
24.1+	Power of Attorney
99.1+	Code of Business Conduct and Ethics of the Registrant
99.2+	Consent of Chun Yin Ling to be named as a director nominee
99.3+	Consent of Wing Hei Yiu to be named as a director nominee
99.4+	Consent of Pak Kin Charlies Fok to be named as a director nominee
99.5+	Consent of Wan Venus Li to be named as a director nominee
99.6+	Opinion of Han Kun Law Offices LLP regarding certain Hong Kong Legal Matters
99.7+	Opinion of Han Kun Law Offices regarding certain Legal Matters of Mainland China
99.8+	Audit Committee Charter
99.9+	Nominating and Corporate Governance Committee Charter
99.10+	Compensation Committee Charter
107+	Filing Fee Table

+	To be filed by amendment
++	Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on the Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on the [   ], 2023.

Raytech Holding Limited

By:
Tim Hoi Ching
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Tim Hoi Ching as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his name or her name, place and stead, in any and all capacities, in connection with this registration statement, including to sign and file in the name and on behalf of the undersigned as director or officer of the registrant, any and all amendments or supplements (including any and all prospectus supplements, stickers and post-effective amendments) to this registration statement with all exhibits thereto, and sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and any applicable securities exchange, securities self-regulatory body or other regulatory authority, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith and in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Chief Executive Officer, Chairman of the Board	[ ], 2023
Tim Hoi Ching	(Principal Executive Officer and in capacity of Principal Accounting and Financial Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in Newark, Delaware, on [   ], 2023.

U.S. Authorized Representative
Puglisi & Associates

By:
	Name:	Donald J. Puglisi
	Title:	Authorized Representative